Exhibit 99.1

hydro One

TEAS • ESPRESSO

Notice of 2024 Annual Meeting of Shareholders

Your vote matters

Please take a moment to vote. Your participation as a shareholder is important to us.

Notice of 2024 Annual Meeting of Shareholders and Availability of Proxy Materials

Hydro One Limited (Hydro One or the company) is providing you with electronic notice and access to its management information circular (the circular) for the company’s 2024 annual meeting of shareholders (the meeting) instead of mailing out paper copies, as permitted by applicable Canadian securities laws. Electronic delivery is environmentally friendly and saves money. This notice provides details of the date, time and means of accessing the meeting, including matters to be voted on at the meeting. It is not a form of proxy or voting instruction form and cannot be used to vote your shares. Accompanying this notice is a form of proxy or voting instruction form that you will need to vote by proxy and/or to access the virtual meeting using your unique 16‑digit control number.

All shareholders are reminded to review the circular before voting. If you have questions about this notice and access, or how to vote your shares or access the meeting, please call 1‑844‑916‑0609 toll‑free within North America for service in English, 1‑844‑973‑0593 toll‑free within North America for service in French or 1‑303‑562‑9305 (English)/1‑303‑562‑9306 (French) (outside North America).

Notice is hereby given that an annual meeting of shareholders of Hydro One will be held:
When: Wednesday, June 5, 2024 9:30 a.m. (Eastern Time) Where: Virtual shareholders meeting via live audio webcast online at www.virtualshareholder meeting.com/HRNNF2024.

Business of the meeting At the meeting, shareholders will:

•  Receive Hydro One’s 2023 audited consolidated financial statements together with the report of the external auditors on those statements;

•  Elect directors to the board for the ensuing year;

•  Appoint KPMG LLP as external auditors for the ensuing year and authorize the directors to fix their remuneration;

•  Consider an advisory say on executive pay shareholder resolution; and
•  Transact any other business as may properly come before the meeting.

For further information on the items of business, see “Items of Business” starting on page 3 of the accompanying circular.

How can I participate in the meeting?

The company is conducting a virtual annual meeting of shareholders that will allow registered shareholders and duly appointed proxyholders (including non‑registered (beneficial) shareholders who have properly appointed themselves as proxyholder) to participate. The company believes conducting the meeting in a virtual format will maximize shareholder attendance by providing each shareholder, regardless of location, an equal opportunity to participate in the meeting, at no additional cost.

Should you choose to attend the virtual meeting, you will be able to access the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone. The online meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins.

It is important that you review the detailed information on how shareholders can participate in and vote at the meeting starting on page 7 of the accompanying circular. The procedures are different for registered and non‑registered shareholders. You should carefully review this information well in advance of the meeting.

Only registered shareholders and duly appointed proxyholders (including non‑registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be entitled to attend, ask questions and vote at the meeting, all in ‘real time’.

Non‑registered (beneficial) shareholders who do not duly appoint themselves as proxyholder and registered guests may attend the meeting online, but will not be able to ask questions or vote at the meeting.

Registered shareholders and duly appointed proxyholders (including non‑registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be able to ask questions through the online meeting platform or verbally over the phone using a toll‑free phone number displayed during the meeting on the online meeting platform. They will not be able to vote over the phone during the live meeting – should registered shareholders and duly appointed proxyholders (including non‑registered (beneficial) shareholders who have properly appointed themselves as proxyholder) wish to vote during the meeting, they must do so using the online meeting platform.

Registered shareholders and duly appointed proxyholders participating in the meeting online must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is the registered shareholder’s and duly appointed proxyholder’s responsibility to ensure internet connectivity for the duration of the meeting. Shareholders are encouraged to vote in advance using any of the methods below.

ii Hydro One Limited | 2024 Management Information Circular

How do I get an electronic copy of the circular?

Electronic copies of the circular may be accessed online on Hydro One’s website at www.hydroone.com/AGM or under Hydro One’s profile on the System for Electronic Document Analysis and Retrieval + SEDAR+) at www.sedarplus.com. You can also access our 2023 annual report (the annual report) containing our financial statements and related management’s discussion and analysis for the year ended December 31, 2023 in the same manner. You can also access our meeting materials online at www.proxyvote.com (enter the control number located on the voting instruction form or form of proxy). The meeting materials will remain available at www.proxyvote.com for a period of at least one year after posting on this website.

How do I get a paper copy of the circular?

In addition to being able to quickly view or print the circular and/or annual report online at our website, shareholders can request that a paper copy of either or both documents be sent to them by regular postal delivery, free of charge, up to one year after the date of filing on SEDAR+. Requests may be made using the methods below.

Shareholders with a 16‑digit control number:

By phone: Toll‑free at 1‑877‑907‑7643 (within North America) or 1‑303‑562‑9305 (English)/

1‑303‑562‑9306 (French) (outside of North America)

Shareholders without a 16‑digit control number:

By phone: Toll‑free at 1‑844‑916‑0609 (English) or 1‑844‑973‑0593 (French) (within North America)

or 1‑303‑562‑9305 (English)/1‑303‑562‑9306 (French) (outside of North America)

Online: www.proxyvote.com (enter the control number located on the voting instruction form or form of proxy).

Email: Write to corporatesecretary@hydroone.com with the subject line: “Hydro One – Request for Paper Copy”.

To receive the meeting materials prior to the proxy deadline (as defined below) for the meeting and before the meeting, you should make your request before 5:00 p.m. (Eastern Time) on May 24, 2024. For requests received on or after the date of the meeting, and within one year of the circular being filed on SEDAR+, a paper copy will be mailed to you within 10 calendar days after receiving your request.

How do I vote my shares?

Shareholders attending the shareholders meeting (including beneficial shareholders who have properly appointed themselves as proxyholder) can vote at the meeting. Detailed information on how shareholders can participate in and vote at the meeting starts on page 7 of the accompanying circular. This includes information on how beneficial shareholders can appoint themselves as proxyholder. The procedures are different for registered and non‑registered (beneficial) shareholders, so you should review this information carefully well in advance of the meeting. Registered guests may attend the meeting but will not be able to ask questions or vote at the meeting.

You may also vote your shares in advance by proxy in any of the following ways. You will need the control number contained in the accompanying voting instruction or form of proxy in order to vote.

Internet voting	Telephone voting	Voting by mail or delivery
For all shareholders, registered and non‑registered (beneficial), go to www.proxyvote.com or follow the instruction provided by your bank or broker	Call the toll‑free number shown on the voting instruction form or form of proxy	Complete the form of proxy or voting instruction form and return it in the pre‑paid envelope provided

To be valid, shareholders must vote or appoint their proxyholder using one of the above applicable methods, by no later than 9:30 a.m. (Eastern Time) on June 3, 2024 (the proxy deadline) or, if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or holidays in Ontario) prior to the postponed or adjourned meeting. Non‑registered (beneficial) shareholders should return their voting instruction forms to their intermediary using one of the above methods so it is received at least one business day in advance of the proxy deadline and should consult the instructions on their voting instruction forms.

Hydro One reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

The contents of the circular and the sending thereof to the shareholders have been approved by Hydro One’s board of directors.

DATED at Toronto, Ontario this 8th day of April, 2024 By order of the board of directors Louise Meegan Corporate Secretary, Hydro One Limited	Your vote is important! We encourage you to read the management information circular before exercising your vote.

Hydro One Limited | 2024 Management Information Circular iii

Letter from the Chair of the Board

Dear Shareholder,

You are invited to attend Hydro One Limited’s annual meeting of shareholders on Wednesday, June 5, 2024, at 9:30 a.m. (Eastern time).

This year’s meeting will be held virtually allowing registered shareholders and duly appointed proxyholders to participate online, via live audio webcast available at www.virtualshareholdermeeting.com/HRNNF2024.

At this year’s annual shareholders meeting, you will be voting on several important matters, so please take the time to carefully consider the information set out in the accompanying management information circular. Registered shareholders and duly appointed proxyholders will also have an opportunity to ask questions. Your vote is important. We strongly encourage you to use the enclosed form of proxy or voting instruction form to submit your vote prior to the proxy deadline for the meeting.

All our director nominees currently serve as directors. They come from diverse educational, professional and personal backgrounds. A significant portion of director nominees, 45%, identify as women, while 18% identify as Indigenous Persons. The skills and experiences of our director nominees will continue to help Hydro One deliver on its purpose to energize life with reliable and sustainable solutions for a brighter future. For further information on our director nominees, please refer to their biographies starting on page 15.

Additional information regarding Hydro One, including our public disclosure documents, can be found on the Investor Relations page of our website at

www.HydroOne.com/Investor‑Relations . Additional information relating to Hydro One can also be found on our SEDAR+ profile at www.sedarplus.com.

We thank you for your continued support of Hydro One and look forward to welcoming you at the annual meeting.

Sincerely,

Timothy Hodgson

Chair of the Board

Hydro One Limited

iv Hydro One Limited | 2024 Management Information Circular

Table of Contents
1	BUSINESS OF THE MEETING		2	CORPORATE GOVERNANCE		3	EXECUTIVE COMPENSATION

Items of Business		3	Hydro One’s Corporate Governance Practices		29	Letter to Shareholders		63
1. Financial Statements		3	The Governance Agreement and the July 11, 2018 Letter Agreement with the Province		30	Compensation Discussion and Analysis		68
2. Election of Directors		3	Board Structure		31
3. Appointment of External Auditors		4	Quorum		32	Other Information
4. Say on Pay		5	Position Descriptions		32	Directors’ and Officers’ Liability Insurance		105
Information About Voting		6	Nomination of Directors		33	Indebtedness of Directors, Officers and Employees		105
About the Nominated Directors		14	Independence		35	Interest of Informed Persons in Material Transactions		105
What We Expect from Our Directors		14	Ethical Business Conduct		35	Interest of Certain Persons in Matters to be Acted Upon		105
Our Director Nominees at a Glance		15	Conflict of Interest and Related Party Transactions		36	Shareholder Proposals and Nominations		106
Director Profiles		15	Term Limits		37	Other Business		106
Skills and Competencies of the Board		22	Limit on Directorships		37	Additional Information		106
Director Compensation		24	Board Interlocks		37	Caution Regarding Forward‑looking Statements		107
Total Compensation Paid to Directors in 2023		26	Majority Voting Policy		38	Schedule “A” Hydro One Limited Mandate for the Board of Directors		109
Non‑Employee Director Share Ownership Requirements and Equity Ownership		27	Environmental, Social and Governance (ESG)		38
In Camera Meetings		28	Diversity, Equity and Inclusion (DEI)		39
Cease Trade Orders and Bankruptcies		28	Board Diversity		39
Penalties or Sanctions		28	Diversity Targets		40
			Public Commitments		40
			Gender, Indigenous, Black and Persons of Colour Representation in Management		41
			Our Commitment to DEI		42
			Succession Planning and Talent Management		43
			Board Assessments		44
			Orientation and Continuing Education		45
			Board Priorities		47
			The Board’s Role in Strategy		47
			Enterprise Risk Management		48
			Cybersecurity Risk		50
			Stakeholder Engagement		50
			Public Disclosure of Governance Materials		54
			Internal Controls and Management Information Systems		54
			Committee Reports		55

2024 Management

Information Circular

You have received this circular because you owned Hydro One common shares as of the close of business on April 8, 2024 (the record date) and have the right to vote at our annual meeting of shareholders.

Management is soliciting your proxy for the AGM, which will be held on June 5, 2024.

In this document:
•	we, us, our, the company and Hydro One mean Hydro One Limited;
•	you and your mean holders of our common shares;
•	common shares and shares mean the common shares of Hydro One; and
•	AGM and meeting mean the annual meeting of shareholders

This document tells you about the AGM and governance and compensation matters at Hydro One. We have organized it into separate sections to make it easier to find what you are looking for and to help you vote with confidence.

We pay the cost for proxy solicitation of all registered owners and beneficial owners, other than beneficial owners who object to their name and address being given to the company. These objecting beneficial owners will not receive the materials unless such objecting beneficial owners’ intermediary assumes the cost of delivery.

We are soliciting proxies mainly by mail, but you may also be contacted by phone, the internet or in person by employees of Hydro One. We may also engage solicitation agents to contact you, at a nominal cost to the company.

The date of this circular is April 8, 2024 and, unless indicated otherwise, all information in the circular is provided as of April 8, 2024 and all dollar amounts are in Canadian dollars.

All references to financial results are based on Hydro One’s financial statements, prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). References in this circular to the AGM include any postponement(s) or adjournment(s) that may occur.

Documents and websites referenced herein are not incorporated by reference into this circular, unless such incorporation by reference is explicit. References to our website address in this circular are intended to be inactive textual references only.

1	BUSINESS OF THE MEETING	2	CORPORATE GOVERNANCE	3	EXECUTIVE COMPENSATION

Read about the four items of business and how to vote your shares		Learn about our governance practices		See how we compensated our Named Executive Officers in 2023 and why

	pages 3-28		pages 29-61		pages 62-104

2 Hydro One Limited | 2024 Management Information Circular

	1	BUSINESS OF THE MEETING
Business of

the Meeting

Items of Business

As set out in the notice of meeting, shareholders of Hydro One will be asked to receive or consider and, as required, vote on the following matters at the AGM:

1

Financial Statements

The audited consolidated financial statements of Hydro One for the fiscal year ended December 31, 2023 and the report of the external auditors on the financial statements will be received.

2

Election of Directors

The company’s board of directors (the board) currently comprises 11 directors. All of the current directors were elected to the board at the company’s annual meeting of shareholders on June 2, 2023 and each of those 11 directors are standing for re‑election at this AGM.

At the company’s 2024 AGM, shareholders will be asked to elect 11 directors (the nominated directors) in accordance with Hydro One’s Majority Voting Policy.

All directors elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Other details about the nominees for election as directors are provided starting on page 14.

The board recommends that you vote FOR the election to the board of each of the nominated directors.

The table below summarizes the 2023 voting results for each of the nominated directors who are standing for re‑election at the 2024 AGM.

2023 Director Voting Results	Votes For		Votes Withheld
	%	#	%	#
Cherie Brant	98.63	490,148,059	1.37	6,784,949
David Hay	99.06	492,246,730	0.94	4,686,278
Timothy Hodgson (Chair)	98.92	491,582,284	1.08	5,350,724
David Lebeter	99.83	496,068,258	0.17	864,750
Stacey Mowbray	99.27	493,294,427	0.73	3,638,581
Mitch Panciuk	99.83	496,072,380	0.17	860,628
Mark Podlasly	99.68	495,339,822	0.32	1,593,186
Helga Reidel	99.81	496,009,187	0.19	923,821
Melissa Sonberg	98.62	490,092,442	1.38	6,840,566
Brian Vaasjo	99.95	496,673,821	0.05	259,187
Susan Wolburgh Jenah	98.18	487,892,229	1.82	9,040,779

Majority Voting Policy

The board has adopted a Majority Voting Policy for the election of directors. In an uncontested election, any nominee for director who does not receive at least a majority of votes for their election is required to immediately tender their resignation for consideration by the board. For more information on our Majority Voting Policy, see page 38.

Hydro One Limited | 2024 Management Information Circular     3

BUSINESS OF THE MEETING

3

Appointment of External Auditors

The external auditor of Hydro One is KPMG LLP (KPMG), Chartered Professional Accountants, located in Toronto, Ontario. KPMG was initially appointed as the external auditor of Hydro One on August 31, 2015. KPMG has also acted as the external auditor of Hydro One’s principal subsidiary, Hydro One Inc., since 2008. Shareholders are being asked to approve the appointment of KPMG as the external auditor of Hydro One for the ensuing year and to authorize the directors of the company to fix their remuneration.

The aggregate fees billed by KPMG to Hydro One Limited and its subsidiaries in 2023 and 2022 for professional services are presented below:

	Year ended December 31, 2023	Year ended December 31, 2022
Audit Fees(1)	$2,539,110	$2,424,632
Audit‑Related Fees(2)	$535,941	$400,355
Tax Fees(3)	$20,918	$18,618
Total	$3,095,969	$2,843,605

Notes:

1.

The nature of the services rendered were: audit of annual financial statements of the company and its subsidiaries, statutory and regulatory filings including reporting to the Province (defined below), and services related to securities offerings.

2.

The nature of services rendered were: translations, audit of the Hydro One Pension Plans, assurance services related to the sustainable financing framework, and services reasonably related to the performance of the audit or review of the company’s financial statements that are not reported under Audit Fees.

3.	The nature of services rendered was general tax advice and compliance.

The board recommends that you vote FOR the re-appointment of KPMG as the external auditors of Hydro One, to hold office until our next AGM, and to authorize the directors of Hydro One to fix their remuneration.

	For		Withheld
	%	#	%	#
2023 Appointment of Auditor Voting Results	99.83	496,720,895	0.17	825,288

For additional information on our auditors and audit committee, please refer to the following sections of our annual information form for the year ended December, 31, 2023, which is available on SEDAR+ (www.sedarplus.com): “Audit Committee” and “Schedule ‘A’ – Hydro One Limited – Audit Committee Mandate”.

4     Hydro One Limited | 2024 Management Information Circular

4

Say on Pay

In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of the say on pay vote is to obtain shareholder input on executive compensation at each AGM.

The board believes that the shareholder say on pay vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation.

At the AGM, shareholders will have an opportunity to vote on Hydro One’s approach to executive compensation through consideration of the following say on pay advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2024 annual meeting of shareholders of the company.”

Because your vote is advisory, it will not be binding on the board. However, the board will take into account the results of the vote when considering future executive compensation arrangements. The directors remain responsible for overseeing the company’s executive compensation practices, in accordance with applicable law, and are not relieved of these responsibilities by the outcome of this advisory vote by shareholders.

The board recommends that you vote FOR approval of the advisory resolution on Hydro One’s approach to executive compensation.

	For		Against
	%	#	%	#
2023 Say on Pay Voting Results	94.89	471,561,755	5.11	25,371,253

For further information about the directive and detailed disclosure of our executive compensation program, please see “Executive Compensation” starting on page 62.

Hydro One Limited | 2024 Management Information Circular     5

BUSINESS OF THE MEETING

Information About Voting

Delivery of Proxy Materials

As permitted by applicable Canadian securities laws, Hydro One is providing shareholders with electronic access to its circular for the company’s AGM and its 2023 annual report, using “notice‑and‑access” instead of mailing out paper copies. Electronic delivery is environmentally friendly and saves money.

Shareholders will receive a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provides instructions on how shareholders may access and review an electronic copy of the circular and how to request a paper copy. Shareholders who have already provided instructions on their account to receive paper copies of the circular will also receive a paper copy of the circular with a copy of the notice regarding electronic availability. The notice also provides instructions on voting at the AGM.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non‑registered (beneficial) shareholders. We pay the cost for proxy solicitation of all registered owners and beneficial owners other than beneficial owners who object to their name and address being given to the company. An objecting beneficial owner will only receive proxy materials if their intermediary assumes the cost of delivery.

Shares Outstanding

As of April 8, 2024 there were 599,425,257 common shares outstanding, each carrying the right to one vote per common share.

The Electricity Act, 1998 (Ontario) and Hydro One’s articles of incorporation preclude any person or company (or combination of persons or companies acting jointly or in concert), other than the Province, from owning or exercising control or direction over, more than 10% of any class or series of voting securities, including common shares of Hydro One.

Who Can Vote

Shareholders have the right to one vote per common share held by them on the record date for the meeting, which is April 8, 2024.

Other than His Majesty the King in Right of Ontario (the Province), any person, or an entity controlled by a person, who beneficially owns shares that represent, in the aggregate, more than 10% of the eligible votes that may be cast at the meeting, may not vote any of their shares.

As of April 8, 2024, our directors and executive officers were not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of our outstanding common shares, other than the Province, which holds 282,412,648 common shares (representing approximately 47% of the outstanding common shares).

Under the governance agreement between the company and Her Majesty the Queen in Right of Ontario as represented by the Ministry of Energy dated November 5, 2015 (the Governance Agreement), the Province and Hydro One exchanged nomination notices and confirmed their acceptance of each other’s director nominees. The Province is also required, under the Governance Agreement, to vote in favour of the nominees identified in this circular except in the case of contested director elections and where the Province seeks to replace the board in accordance with the Governance Agreement by withholding votes or voting for removal.

 More information about the Governance Agreement can be found starting on page 30.

6 Hydro One Limited | 2024 Management Information Circular

How to Participate in and Vote at the Meeting

What is this Year’s Meeting Format?

We have decided to host this year’s annual shareholders meeting as a virtual meeting. Shareholders and registered guests can attend the meeting online via a live audio webcast. The company believes conducting the meeting in a virtual format will maximize shareholder attendance by providing each shareholder, regardless of location, with an equal opportunity to participate in the meeting, at no additional cost.

Registered shareholders and duly appointed proxyholders (including non‑registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be entitled to attend, ask questions, and vote at the meeting, all in ‘real time’. Non‑registered (beneficial) shareholders who do not duly appoint themselves as proxyholder and registered guests will be able to attend the meeting, but will not be able to ask questions or vote at the meeting.

If registered shareholders or duly appointed proxyholders are participating in the meeting online, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. All shareholders are encouraged to vote in advance of the meeting at www.proxyvote.com or as described below, particularly if they are worried about their ability to remain connected to the internet for the duration of the meeting.

In order to participate in the meeting online, please log in at www.virtualshareholdermeeting.com/HRNNF2024. We recommend that you log in at least 15 minutes before the meeting starts.

How Do I Participate in and Vote at the Meeting?

Registered shareholders and duly appointed proxyholders (including non‑registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be able to attend, ask questions and vote at the meeting by using an internet connected device such as a laptop, computer, tablet or mobile phone. The online meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. If you have any doubt, you can check your system’s compatibility by visiting www.talkpoint.com/test. Registered shareholders and duly appointed proxyholders (including non‑registered (beneficial) shareholders who have properly appointed themselves as proxyholder) through the online meeting platform or verbally by phone using a toll‑free phone number displayed during the meeting on the online meeting platform, but they must follow the instructions below if they wish to vote at the meeting. See “How Can I Ask Questions at the Meeting”.

The steps you need to follow to attend and participate in the meeting will depend on whether you are a non‑registered (beneficial) shareholder who holds common shares through a broker or other intermediary or you are a registered shareholder who holds a share certificate or statement from a direct registration system confirming your ownership of common shares. The procedures are different for registered and non‑registered (beneficial) shareholders. Non‑registered (beneficial) shareholders who do not duly appoint themselves as proxyholder and registered guests may attend the meeting , but will not be able to ask questions or vote at the meeting. Please read and follow the applicable instructions below carefully.

Refer to the “question period – protocol” available at www.hydroone.com/AGM to obtain more information concerning the meeting procedures and how to ask or submit questions during the meeting, as well as other rules of conduct for the meeting.

Hydro One Limited | 2024 Management Information Circular 7

BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
How to Participate in and Vote at the Meeting

Your broker or intermediary has sent you a voting instruction form.

If you wish to attend, vote and ask questions at the meeting online, you can do so as follows:

1. Appoint yourself as proxyholder as described below under the heading “How to Vote in Advance or by Proxy”, including by providing an “Appointee Name” and designating an 8‑character “Appointee Identification Number”. Please note that these steps must be completed prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) or you will not be able to ask questions or vote your common shares at the meeting.

2. Follow the instructions below for proxyholders to log in and vote at the meeting as described below under the heading “How Do I Attend the Meeting as a Proxyholder?”

A non‑registered (beneficial) shareholder wishing to access the meeting online without participating or voting – for example, because you have provided voting instructions prior to the meeting or appointed another person to vote on your behalf at the meeting – can access the meeting in the same manner as for registered shareholders described above using the 16‑digit control number located on your voting instruction form or form of proxy. However, such a shareholder will not be able to participate in or ask questions at the meeting unless they are also a duly appointed proxyholder.

If the proxy deadline is waived by Hydro One prior to the meeting, all non‑registered (beneficial) shareholders will be able to attend, vote and ask questions at the meeting online in the same manner as for registered shareholders. To access, vote and ask questions at the meeting online, use your 16‑digit control number located on your voting instruction form or contact your broker to obtain a control number from Broadridge.

In that case, if you have previously provided voting instructions or appointed another person to vote on your behalf, and you choose to access and vote on any matter at the meeting online during the live webcast and receive access to a ballot, then you will revoke all prior voting instructions or appointments. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting online and ask questions. Alternatively, you may elect to attend the meeting as a registered guest, as described below under the heading “How do I Attend the Meeting as a Guest?”, but you will not be able to ask questions or vote at the meeting. You should  not assume that the proxy deadline will be waived in whole or in part, and you should vote prior to the meeting or appoint yourself or another person to vote on your behalf at the meeting prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) to ensure your vote is counted at the meeting.

Broadridge Financial Solutions Inc. (Broadridge) has sent you a proxy form. Do not complete the proxy form and instead follow these steps:

1.   Log in to www.virtualshareholdermeeting.com/ HRNNF2024 at least 15 minutes before the meeting starts. You should allow ample time to check into the meeting online and to complete the related procedures.

2.   Enter your 16‑digit control number into the Shareholder Login section (your control number is located on your proxy form) and click on “Enter Here”.

3.   Follow the instructions to access the meeting and vote when prompted.

Even if you currently plan to access and vote at the meeting online, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the meeting.

You should note that if you access and vote on any matter at the meeting online and receive a ballot on the online meeting platform you will revoke any previously submitted proxy.

8 Hydro One Limited | 2024 Management Information Circular

How Can I Ask Questions at the Meeting?

Hydro One believes that the ability to participate in the meeting in a meaningful way, including by asking questions, is important for shareholders. It is anticipated that registered shareholders and duly appointed proxyholders (including non‑registered (beneficial) shareholders who have properly appointed themselves as proxyholders) participating in the meeting online will have substantially the same opportunity to ask proper questions as in past years when the annual meeting of shareholders was held in person or in a hybrid format.

Upon registered shareholders and duly appointed proxyholders (including non‑registered (beneficial) shareholders who have properly appointed themselves as proxyholders) logging into the meeting online, they will have an opportunity to ask questions, make motions and raise points of order at the meeting through a chat box in the online meeting platform. Using a toll‑free phone number displayed during the meeting on the online meeting platform, registered shareholders and duly appointed proxyholders (including non‑registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will also be able to ask questions verbally over the phone. In order to ask questions over the phone, registered shareholders will need the 16‑digit control number on their form of proxy and duly appointed proxyholders will need their Appointee Information (defined below). Questions received from registered shareholders and duly appointed proxyholders (including non‑registered (beneficial) shareholders who have properly appointed themselves as proxyholders) that relate to matters of business before the meeting are expected to be addressed during the meeting and questions that do not properly relate to matters of business before the meeting are expected to be addressed in a question and answer session following the meeting. Such questions will be responded to by a representative of Hydro One.

The chair of the meeting will decide, at their discretion, the amount of time allocated to each question. The chair will also have the right to limit or consolidate questions to ensure as many registered shareholders and duly appointed proxyholders as possible have the opportunity to ask questions. Further, the chair may reject questions that do not relate to the business of the meeting or which are determined, in the chair’s discretion, to be inappropriate or otherwise out of order. The company does not intend to address any questions or statements that are: irrelevant to the business and affairs of the company or the business of the meeting; related to material non‑public information of the company; related to personal grievances or in furtherance of personal interests; derogatory or otherwise in bad taste; repetitive of those made by another shareholder or duly appointed proxyholder; or out of order or not otherwise appropriate for the conduct of the meeting, all as determined by the chair of the meeting.

Registered guests can attend and access the meeting online. However, guests (including non‑registered (beneficial) shareholders who have not properly appointed themselves as proxyholders) will not be able to ask questions at the meeting.

Who Do I Contact If I Cannot Log into the Meeting?

If you have any difficulties logging into the meeting online, please contact Broadridge’s online shareholder meeting help line using the toll‑free number shown on the login page.

If you are participating in the meeting online, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed.

Even if you currently plan to participate in the meeting, you should consider voting your shares in advance so that your vote will be counted in the event you experience any difficulties.

Hydro One Limited | 2024 Management Information Circular 9

BUSINESS OF THE MEETING

How Do I Attend the Meeting as a Proxyholder?

If you have been properly appointed as proxyholder for a registered or non‑registered (beneficial) shareholder (or you are a non‑registered (beneficial) shareholder who has appointed themselves as proxyholder), you can access and vote at the meeting during the live webcast as follows:

Attending the Meeting as a Proxyholder

1.   Log into www.virtualshareholdermeeting.com/HRNNF2024 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

2.   Enter the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder and click on “Enter Here”. If this information is not provided to you by such shareholder, or if you do not enter it exactly as that shareholder provided it to Broadridge, you will not be able to attend, ask questions at the meeting or vote their common shares on their behalf.

If you have been appointed as proxyholder for more than one shareholder, you will be asked to enter the Appointee Information for each separate shareholder in order to vote the applicable common shares on their behalf at the meeting.

3.   Follow the instructions to access the meeting and vote when prompted.

All shareholders must provide the Appointee Information to their appointed proxyholder exactly as they provided it to Broadridge online at www.proxyvote.com or on their voting instruction form or form of proxy in order for their proxyholder to access and vote their shares at the meeting online during the live webcast. Proxyholders who have forgotten or misplaced the applicable Appointee Information should contact the shareholder who appointed them as quickly as possible. If that shareholder has forgotten or misplaced the applicable Appointee Information, they should follow the steps described under the heading “How to Vote in Advance or by Proxy” as quickly as possible.

How Do I Attend the Meeting as a Guest?

Those interested in registering to attend the meeting as a guest, can do so as set out below. Registered guests (including non‑registered (beneficial) shareholders who have not properly appointed themselves as proxyholders) will be able to listen to the meeting but will not be able to ask questions or vote. If you wish to contact the board chair or any member of the board please see page 114 for contact information. Please read and follow the instructions below carefully.

Attending the Meeting as a Guest

1.   Log into www.virtualshareholdermeeting.com/HRNNF2024 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

2.   Complete the GUEST LOGIN section and click on “Enter Here”.

Voting by Proxy or in Advance

Appointing Your Proxyholder

Providing voting instructions online at www.proxyvote.com or by telephone or by signing and returning your proxy form or voting instruction form authorizes David Lebeter or, failing him, Cassidy McFarlane (the named proxyholders), the President and CEO of the company and the General Counsel of the company, respectively, each with full power of substitution, to vote your common shares at the meeting in accordance with your instructions. You have the right to appoint someone else to represent you at the meeting. Your proxyholder does not have to be a shareholder of the company.

We reserve the right to accept late proxies and to waive the proxy deadline with or without notice, but are under no obligation to accept or reject any particular late proxy.

How to Vote in Advance or by Proxy

You can vote in advance or appoint your proxyholder and vote by proxy using the applicable instructions set out below. How you appoint your proxyholder will depend on whether you are a non‑registered (beneficial) shareholder or a registered shareholder.

10 Hydro One Limited | 2024 Management Information Circular

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Appointing a Proxyholder and Voting by Proxy

You may provide your voting instructions to the named proxyholders or appoint yourself or another person to attend the meeting and vote on your behalf by following the instructions on the voting instruction form provided to you by your broker or other intermediary. You are encouraged to do so online at www.proxyvote.com or by telephone if your broker or intermediary provides you with this option. You may also complete the voting instruction form provided by your intermediary and return it to your broker or intermediary. You must follow the instructions and timelines provided by your broker or intermediary in order to do so.

If you wish to access and vote at the meeting online or appoint another person (other than the named proxyholders) to do so, do not complete the voting section of the voting instruction form since you or your appointee will vote at the meeting.

In addition to the steps above, you must follow the additional instructions on your voting instruction form or form of proxy very carefully in order to appoint yourself or another person (other than the named proxyholders) to vote at the meeting, including:

•   inserting an “Appointee Name” and designating an 8‑character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form. You must complete this step regardless of whether you wish to appoint yourself or another person (other than the named proxyholders); and

•   if you have appointed someone other than yourself to attend, access and vote at the meeting online on your behalf, informing your appointed proxyholder of the exact Appointee Name and 8‑character Appointee Identification Number prior to the meeting.

You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will allow you to share the Appointee Information you have designated with any other person you have appointed to represent you at the meeting more easily. If you do not designate the Appointee Information as required when completing your appointment online or on your voting instruction form or form of proxy, or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to attend, access and vote at the meeting online on your behalf, neither you nor that other person, as applicable, will be able to access, ask questions and vote at the meeting.

You are encouraged to provide your voting instructions to the named proxyholders or appoint your proxyholder by internet at www.proxyvote.com or by telephone, or by completing and returning the enclosed form of proxy to Broadridge. You must follow the instructions provided on your proxy form.

If you wish to appoint another person as your proxyholder (other than the named proxyholders) to vote on your behalf, you must follow the instructions on your form of proxy very carefully, including:

•  inserting an “Appointee Name” and designating an 8‑character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form; and

•  informing your appointed proxyholder of the exact Appointee Name and 8‑character Appointee Identification Number prior to the meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to attend and vote on your behalf at the meeting.

Please note that if you wish to appoint a person as your proxyholder other than the named proxyholders and you do not designate the Appointee Information as required when completing your appointment online or on your form of proxy or if you do not provide the exact Appointee Name and Appointee Identification Number to that other person, that other person will not be able to access, ask questions and vote at the meeting on your behalf.

Hydro One Limited | 2024 Management Information Circular 11

BUSINESS OF THE MEETING

Non-Registered (Beneficial) Shareholders	Registered Shareholders
Proxy Deadline

You are encouraged to provide your voting instructions or appointment online at www.proxyvote.com, or you may return your voting instructions using one of the methods noted on the voting instruction form provided by your broker or intermediary.

Remember that your intermediary must receive your voting instructions or appointment in sufficient time to act on them, before the proxy deadline, which is 9:30 a.m. Eastern Time on June 3, 2024. If you have any questions, you should contact your broker or intermediary.

For your vote to count, Broadridge must receive your voting instructions or appointment from your broker or intermediary by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on June 3, 2024, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or holidays in Ontario) before the postponed or adjourned meeting convenes.

You should ensure your voting instruction form is received by your broker or other intermediary at least one business day in advance of the proxy deadline (or such earlier deadline as your broker or other intermediary may specify).

The enclosed proxy form tells you how to submit your voting instructions or appointment online at www.proxyvote.com, or by completing and returning your proxy form to Broadridge, in each case by following the instructions on your proxy form.

Broadridge must receive your proxy, including any amended proxy, by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on June 3, 2024, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or holidays in Ontario) before the postponed or adjourned meeting convenes.

Changing Your Vote/Revoking Your Proxy

If you have provided voting instructions to your broker or intermediary and change your mind about your vote, please contact them to find out what to do.

If your broker or intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your broker or intermediary to confirm the procedures and deadline.

If you are eligible to vote at the meeting and you have previously provided voting instructions or appointed another person to vote on your behalf, you may access the meeting and revoke your prior instructions or appointments, but you will not be able to vote on any matter at the meeting unless the proxy deadline has been waived. If you do not wish to revoke your prior instructions or appointments in the event the proxy deadline has been waived, you will still be able to access the meeting and ask questions. Alternatively, you may elect to register to attend the meeting as a registered guest, as described above under the heading “How do I Attend the Meeting as a Guest?”, but you will not be able to ask questions or vote at the meeting.

If your voting instructions or appointment are received after the proxy deadline they may only be effective to revoke a previously submitted instruction or appointment.

If you change your mind about how you voted before the meeting and you want to revoke your proxy, you may do so by providing new voting instructions or Appointment Information at www.proxyvote.com at a later time, or a new proxy form to Broadridge at a later date. You may also do so by any other method permitted by law, including delivering a signed written notice specifying your instructions to our Corporate Secretary, by 4:00 p.m. Eastern Time on the last business day before the meeting (or any postponement(s) or adjournment(s) if the meeting is postponed or adjourned).

Deliver to: 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5

Attention: Corporate Secretary

Proxies received after the deadline but before the meeting may only be effective to revoke any previously submitted proxy.

Finally, you may change your voting instructions by participating and voting on any matter at the meeting online which will revoke any previously submitted proxy.

12 Hydro One Limited | 2024 Management Information Circular

How Your Proxyholder Will Vote

Your proxyholder must vote according to the instructions you provided on your proxy form or voting instruction form, including on any ballot that may be called for at the meeting. For directors and the appointment of the external auditors, you may either vote for or withhold, and for all other matters, you may vote for or against. If you do not specify how you want to vote, your proxyholder can vote your shares as they wish. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or on any new matters that are properly brought before the meeting, or any postponement(s) or adjournment(s).

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not specify how you want to vote, the named proxyholders will vote for you as follows:

Matters to Vote On	How the Named Proxyholders Will Vote
Election of directors	For each nominee named in this circular
Appointment of the external auditors	For
Say on Pay	For

Other Matters Relating to Voting

Questions about Voting

If you are a registered shareholder, please contact Broadridge with any questions that you have about voting. You will find their contact information on page 114 of this circular. If you are a non‑registered (beneficial) shareholder and you have questions about voting, please contact your broker or intermediary by following the instructions on your voting instruction form.

Tabulation of Votes

Votes and proxies will be counted, verified and tabulated by Broadridge in compliance with the Business Corporations Act (Ontario), the by‑laws of the company and applicable proxy protocols and rules. Proxies will be submitted to us and our representatives when legally necessary or appropriate, when a shareholder clearly intends to communicate with management or the board, when there is a proxy contest, or to the extent necessary to comply with applicable proxy protocols or rules of order.

Voting Results

We will file the voting results with securities regulators after the meeting and also post the results on our website at www.hydroone.com/AGM. The results will include details regarding the percentage of support received on each matter for which a ballot vote is held or, if no ballot vote is held, based on the votes represented by proxies validly deposited prior to the meeting.

Hydro One Limited | 2024 Management Information Circular 13

BUSINESS OF THE MEETING

About the Nominated Directors

This year, we have 11 nominees standing for election, all of whom currently serve on the board. Director nominee profiles, starting on page 15, tell you about each director nominee’s skills, experience and other important matters to consider. All but one of the director nominees are considered independent. David Lebeter is not considered independent as he serves as President and CEO of Hydro One.

What We Expect from Our Directors

We expect our directors to have personal attributes and expertise that contribute to the board, to devote the necessary time for board and committee duties, to act with integrity, to exercise independent business judgment and to stay informed and participate fully in board matters. The board has adopted a written position description that sets out the board’s expectations for directors, including the following:

Personal Attributes

•     Business expertise and understanding of the Canadian business community and previous experience serving in a senior executive or leadership position

•     Strong listening, communication and advocacy skills, motivation and ability to engage effectively in board and committee work

Stewardship

•     Understand and contribute to fulfilling the company’s mission and vision, strategies and objectives

•     Comply with the corporate governance guidelines of the company and perform their duties as board members

•     Ability to act independently of management (for directors who are not members of management) and be accountable for board decisions to stakeholders as a whole

Integrity

•     Act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances

•     Act in the highest ethical manner and with integrity in all personal, business and professional dealings and in compliance with the company’s Code of Business Conduct

Participation

•     Devote sufficient time to their responsibilities and prepare for each board and relevant committee meeting

•     Attend board and committee meetings and shareholder meetings and actively participate in board and committee deliberations and decisions

•     Work constructively and effectively with other directors, officers, employees and advisors of the company

Education	• Continuously advance their knowledge about the company’s business and operations, the communities in which it operates, emerging trends and issues, and significant strategic initiatives

14 Hydro One Limited | 2024 Management Information Circular

Our Director Nominees at a Glance

	Public Board Interlocks	Independent(3)	Gender	Audit Committee(2)	Indigenous Peoples, Safety & Operations Committee (IPSO) Com- mittee (2)	Human Resources Committee (HRC)(2)	Governance & Regulatory Committee (GRC)(2)
Cherie Brant	–	✔	W		✔		✔
David Hay	–	✔	M		*		✔
Timothy Hodgson(1) (Chair)	–	✔	M
David Lebeter(1)	–	–	M
Stacey Mowbray	–	✔	W	*		✔
Mitch Panciuk	–	✔	M	✔	✔
Mark Podlasly	–	✔	M	✔		✔
Helga Reidel	–	✔	W	✔		✔
Melissa Sonberg	–	✔	W			*	✔
Brian Vaasjo	–	✔	M	✔	✔
Susan Wolburgh Jenah	–	✔	W		✔		*

* denotes committee chair

1. Mr. Hodgson and Mr. Lebeter, while they are not members of any of the committees, are invited to attend all committee meetings.

2. Changes to committee composition effective June 2, 2023 can be found on page 31.

3. Independent according to our definition of independence which is found on page 35.

Director Profiles

The information in each director profile is provided as of April 8, 2024. The profiles tell you about the director nominees who are currently standing for election, including:

•	a brief biography of each nominee, together with their age and place of residence;
•	principal occupation and education;
•	past and current directorships (and where applicable for current directorships, the stock exchanges on which those companies are listed);
•	the year they were first elected or appointed as a director and their independence status;
•	their 2023 board attendance; and
•	if they are a nominee of the Province under the Governance Agreement.

Hydro One Limited | 2024 Management Information Circular 15

BUSINESS OF THE MEETING

Cherie Brant, 49 Ontario, Canada INDEPENDENT ► Director since August 14, 2018 ► Partner, Borden Ladner Gervais LLP ► Nominee of the Province Not eligible for re-election in 2030

Cherie Brant is a partner and national leader of the Indigenous law group at Borden Ladner Gervais LLP, a Canadian law firm. Ms. Brant has a commercial practice across a wide variety of sectors, including energy and transmission, land development and financing on First Nations lands and economic development. She also provides strategic policy and governance counsel to Indigenous groups. Prior to joining Borden Ladner Gervais LLP, Ms. Brant was a partner at another major Canadian law firm, where she had been practicing since 2013.

Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wiikwemkoong Unceded Indian Territory. She serves on the boards of Toronto‑Dominion Bank (TSX, NYSE) and Canadian Club of Toronto. Her previous directorships include Women’s College Hospital, Trillium Gift of Life, Anishnawbe Health Foundation and the Canadian Council of Aboriginal Business.

Ms. Brant holds a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.

In 2023, Ms. Brant received the Distinguished Alumni Award from University of Toronto, the faculty’s highest honour for her several years work in advancing First Nations economic development. In 2017, Ms. Brant received the Lexpert Zenith Award, a national award recognizing women’s contributions in the law and in 2012, she was named one of Lexpert’s “Rising Stars: Leading Lawyers Under 40”. Ms. Brant holds her ICD.D.

2023 Attendance Board: 11/11 (7/7 Regularly Scheduled, 4/4 Short Notice)	GRC: 6/6 (4/4 Regularly Scheduled, 2/2 Short Notice)	IPSO Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)

David Hay, 68 New Brunswick, Canada INDEPENDENT ► Director since August 14, 2018 ► Managing Director, Delgatie Incorporated Not eligible for re‑election in 2030

David Hay is the Managing Director of Delgatie Incorporated, a strategic advisory firm. He is the former Vice‑Chair and Managing Director of CIBC World Markets Inc., a role he held until 2015. From 2004 until 2010, he was President and CEO of New Brunswick Power Corporation. Prior to that Mr. Hay held senior investment banking roles as Senior Vice President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International based in London, England. Mr. Hay spent the early part of his career as a practicing lawyer at Osler, Hoskin & Harcourt LLP and taught at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario from 1981 until 1982.

Mr. Hay also sits on the board of EPCOR Utilities Inc. He is a member of the Expert Panel on Churchill Falls 2041 and the Council of Clean & Reliable Energy. Prior directorships include Toronto Hydro‑Electric System Limited, where he was Vice‑Chair, and Associated Electric & Gas Insurance Services Limited (AEGIS). Mr. Hay also chaired the boards of both Beaverbrook Art Gallery and SHAD Canada.

Mr. Hay holds a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College). He is a Fellow of the Ivey Energy and Policy Institute and holds his ICD.D.

2023 Attendance
Board: 10/11 (7/7 Regularly Scheduled, 3/4 Short Notice)	GRC: 6/6 (4/4 Regularly Scheduled, 2/2 Short Notice)	IPSO Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)

16 Hydro One Limited | 2024 Management Information Circular

Timothy Hodgson, 63

Ontario, Canada

INDEPENDENT

►   Director since August 14, 2018

►   Corporate Director

Not eligible for re‑election in 2030

2023 Attendance[1]

Board: 11/11

(7/7 Regularly Scheduled,

4/4 Short Notice)

Timothy Hodgson is a corporate director and currently serves as Chair of Hydro One. Mr. Hodgson also serves on the boards of the Property and Casualty Insurance Compensation Corporation and the Ontario Teachers’ Pension Plan; he is also the Chair of the Canadian Investment Regulatory Organization. Mr. Hodgson was formerly Managing Partner of Alignvest Management Corporation from 2012 until his retirement in August 2019. He was Special Advisor to Mr. Mark Carney, then Governor of the Bank of Canada from 2010 to 2012. From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010, with overall responsibilities for the firm’s operations, client relationships and regulatory matters.

His prior directorships include Dialogue Health Technologies (a digital healthcare and wellness platform), Public Sector Pension Investment Board (PSP Investments), Sagicor Financial Corporation, Sagicor Group Jamaica, MEG Energy, Alignvest Acquisition Corporation, Alignvest Acquisition II Corporation, The Global Risk Institute, KGSAlpha Capital Markets, Next Canada, the Ivey School of Business and Bridgepoint Health.

Mr. Hodgson holds a Master of Business Administration from the Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds his ICD.D.

1. As board chair, Mr. Hodgson is not a member of any board committee, but attends board committee meetings by standing invitation. Mr. Hodgson attended all regularly scheduled and short notice board and committee meetings between January 1, 2023, and December 31, 2023.

Stacey Mowbray, 62 Ontario, Canada INDEPENDENT ► Director since July 23, 2020 ► Corporate Director Not eligible for re‑election in 2032

Stacey Mowbray is a corporate director, serving on the boards of Currency Exchange International/Exchange Bank of Canada (TSX), Sleep Country Canada Holdings Inc. (TSX), and dentalcorp Holdings Ltd (TSX). Prior directorships have included Trillium Health Partners, Second Cup Coffee Company, Liquor Control Board of Ontario and the Coffee Association of Canada as Chair.

Ms. Mowbray’s most recent work experience was as President of North America/Americas for Weight Watchers International from 2014 to 2019 and prior to that as President and CEO at The Second Cup Ltd. Ms. Mowbray has extensive brand strategy and marketing experience from years of leading these functions at high profile brands such as Molson Coors Brewing Company, Cara Operations and Pepsi Cola Canada.

Ms. Mowbray has received numerous recognitions including Diversity Champion, Inaugural CEO in Residence and Top 100 Alumni for Wilfrid Laurier University, Top 100 Women’s Executive Network, and Schulich School of Business Outstanding Progress and Achievement Award. Ms. Mowbray holds a Master of Business Administration in Finance and Marketing from Schulich School of Business, as well as, a Bachelor of Business Administration from Wilfrid Laurier University. Ms. Mowbray holds her ICD.D and recently earned the NACD Certificate in Cyber‑Risk Oversight.

2023 Attendance
Board: 10/11 (7/7 Regularly Scheduled, 3/4 Short Notice)	Audit Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)	HRC: 3/3 (3/3 Regularly Scheduled, 0/0 Short Notice)	IPSO: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)

Hydro One Limited | 2024 Management Information Circular 17

BUSINESS OF THE MEETING

Mitch Panciuk, 56 Ontario, Canada INDEPENDENT ► Director since June 2, 2023 ► Managing Partner, Boston Pizza Belleville ► Nominee of the Province Not eligible for re‑election in 2035

Mitch Panciuk is the managing partner of Boston Pizza in Belleville, Ontario, and previously served as the Mayor of the City of Belleville from 2018 to 2022. Prior to his election as Mayor, he served as Belleville Ward City Councillor. Under his leadership, the City of Belleville transformed into a destination city leading Eastern Ontario in population growth and in 2021 was the fourth best community in Canada to live as ranked by Maclean’s magazine.

Since 2001 Mr. Panciuk has owned and operated Boston Pizza Belleville and was also a multi‑unit operating partner and had multiple elected terms as an Ontario member of the Boston Pizza International Franchisee Advisory Council.

Mr. Panciuk is Chair of the Ontario One Call Board of Directors and previously served on the board of Elexicon Corporation from 2018 to 2022 where he chaired the Audit, Finance and Risk Management Committee.

Mr. Panciuk holds his Chartered Director (C.Dir.) Designation from The Director’s College, DeGroote School of Business, McMaster University and a Bachelor of Arts from the University of Alberta.

2023 Attendance Board: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)	Audit Committee: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)	IPSO Committee: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)

Mark Podlasly, 58 British Columbia, Canada INDEPENDENT ► Director since June 8, 2022 ► Chief Sustainability Officer at the First Nations Major Projects Coalition Not eligible for re‑election in 2034

Mark Podlasly, a member of the Cook’s Ferry Indian Band, Nlaka’pamux Nation in British Columbia, is the Chief Sustainability Officer at the First Nations Major Project Coalition, a national 150 Indigenous nation collective that seeks ownership of major projects such as pipeline, electric utilities, and mining support infrastructure, as well as improvements in project environmental practices.

Mr. Podlasly is a board member of the Canadian Imperial Bank of Commerce (TSX, NYSE) where he serves on the audit committee, and is chair of the First Nations Limited Partnership (Gas Pipeline). He is also a Trustee of the Nlaka'pamux Nation Legacy Trust and a member of the Climate Strategy Advisory Board at the Institute of Corporate Directors.

In 2017, Mr. Podlasly was awarded the Governor‑General’s Meritorious Service Medal for Indigenous leadership in establishing Teach for Canada‑Gakinaamaage, a non‑profit organization that works with northern First Nations to recruit and support committed teachers.

Mr. Podlasly holds a Master in Public Administration degree from Harvard University as well as a Bachelor of Arts, Business Administration from Trinity Western University. Mr. Podlasly holds his ICD.D.

2023 Attendance Board: 11/11 (7/7 Regularly Scheduled, 4/4 Short Notice)	Audit Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)	HRC: 6/6 (5/5 Regularly Scheduled, 1/1 Short Notice)

18 Hydro One Limited | 2024 Management Information Circular

Helga Reidel, 63 Ontario, Canada INDEPENDENT ► Director since June 2, 2023 ► Corporate Director ► Nominee of the Province Not eligible for re‑election in 2035

Helga Reidel is a corporate director. Ms. Reidel most recently served as President and Chief Executive Officer of ENWIN Utilities Ltd. from 2016 to 2022. Prior to that, she served as Chief Administrative Officer for the Corporation of the City of Windsor from 2009 to 2016 and brings more than 34 years of senior executive and board director experience in the public and private sectors.

Ms. Reidel currently sits on the board of Corby Spirit and Wine Ltd, the Windsor Detroit Bridge Authority, and is Chair of the Board of Governors of the University of Windsor as well as Transform SSO. She is also a Founding Member of the Detroit/Windsor/Toledo Arm of the Private Directors Association, where she previously also held the position of Treasurer.

Ms. Reidel previously served as a trustee of WISE and she held a number of volunteer appointments, including the United Way Centraide‑Windsor Essex, the Windsor Public Library Board, and the Windsor Essex Children’s Aid Society.

Ms. Reidel is a graduate of the University of Windsor with degrees in Commerce and Education. She is a Chartered Professional Accountant (FCPA, FCA), and holds her ICD.D.

2023 Attendance Board: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)	Audit Committee: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)	HRC: 3/3 (3/3 Regularly Scheduled, 0/0 Short Notice)

Melissa Sonberg, 63 Québec, Canada INDEPENDENT ► Director since August 14, 2018 ► Professor of Practice, McGill University Not eligible for re‑election in 2030

Melissa Sonberg is Professor of Practice at McGill University’s Desautels Faculty of Management, where she has been on the faculty since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.

Ms. Sonberg sits on the boards of Exchange Income Corporation (TSX), Athennian, Enghouse Systems Inc. (TSX), and Canada Post Corporation. Previous directorships include Via Rail Canada, MD Financial Holdings, Inc., Rideau, Inc., Group Touchette, Women in Capital Markets, the McGill University Health Centre and the Montreal Children’s Hospital Foundation.

Ms. Sonberg holds a Bachelor of Science (Psychology) from McGill University, a Master of Health Administration from the University of Ottawa and holds her ICD.D. She is a Certified Human Resource Executive (CHRE).

2023 Attendance
Board: 11/11 (7/7 Regularly Scheduled, 4/4 Short Notice)	GRC: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)	HRC: 6/6 (5/5 Regularly Scheduled, 1/1 Short Notice)	Audit Committee: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)

Hydro One Limited | 2024 Management Information Circular 19

BUSINESS OF THE MEETING

Brian Vaasjo, 68 Alberta, Canada INDEPENDENT ► Director since June 2, 2023 ► Corporate Director Not eligible for re‑election in 2031

Brian Vaasjo was previously President and CEO of Capital Power, a power generation company, a position he had held since Capital Power’s Initial Public Offering in 2009 until May of 2023. Under his leadership, Capital Power became Alberta’s leading developer of new power generation and successfully acquired and developed power generation projects in B.C., Ontario, and the United States. Prior to that, Mr. Vaasjo held various positions at EPCOR Utilities including President of EPCOR’s Energy Division and Executive Vice President and Chief Financial Officer commencing in 1998.

For 19 years before that, he held various positions with the predecessor companies to Enbridge. Mr. Vaasjo served on the Capital Power Board from 2009 to 2023 and the Capital Power Income LP Board from 2005 to 2011, which he chaired from 2009 to 2011. Other directorships have included the Alberta Health Services Board, Shock Trauma Air Rescue Board (STARS) where he served as chairman, and the United Way of the Alberta Region, which he also served as chairman. He currently serves as a Member of the Advisory Council to the Dean of Medicine and Dentistry at the University of Alberta.

Mr. Vaasjo holds a Bachelor of Education degree and an MBA from the University of Alberta. He is also Fellow of the Institute of Chartered Professional Accountants (FCPA).

2023 Attendance
Board: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)	Audit Committee: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)	IPSO Committee: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)

Susan Wolburgh Jenah, 68 Ontario, Canada INDEPENDENT ► Director since January 1, 2020 ► Corporate Director ► Nominee of the Province Not eligible for re‑election in 2031

Susan Wolburgh Jenah is a corporate director and has over 30 years’ experience as a senior regulator, executive and lawyer. Throughout her career, she has served on numerous corporate, Crown corporation and not‑for‑profit boards and expert advisory committees.

Ms. Wolburgh Jenah currently holds board positions at Aecon Group Inc. (TSX) and Laurentian Bank of Canada (TSX) and is Vice‑Chair of Humber River Hospital. She is a member of the Independent Review Committee of Vanguard Investments Canada. Prior directorships include serving as a Public Governor of the U.S. Financial Industry Regulatory Authority, as Chair of the NEO Exchange, and as a director of Aequitas Innovations, The Global Risk Institute, and the Investment Industry Regulator Organization of Canada (IIROC). Ms. Wolburgh Jenah was the founding President and CEO of IIROC and held numerous executive roles at the Ontario Securities Commission, including Vice‑Chair, Acting Chair, General Counsel and Head of International Affairs.

Ms. Wolburgh Jenah holds a Bachelor of Arts from the University of Toronto and a Juris Doctor from Osgoode Hall Law School. She is also a member of the C.D. Howe National Advisory Council and served as Mentor to the Catalyst Women on Board Program. She is a prior Fellow and Adjunct Professor at Osgoode Hall Law School and recipient of the Osgoode Hall Gold Key for Achievement in 2011. Ms. Wolburgh Jenah holds her ICD.D.

2023 Attendance Board: 11/11 (7/7 Regularly Scheduled, 4/4 Short Notice)	GRC: 6/6 (4/4 Regularly Scheduled, 2/2 Short Notice)	IPSO Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)

20 Hydro One Limited | 2024 Management Information Circular

David Lebeter, 64 Ontario, Canada NOT INDEPENDENT ► Director since February 1, 2023 President and CEO of Hydro One

David Lebeter was appointed President and CEO of Hydro One Limited on February 1, 2023. Mr. Lebeter is a highly regarded leader with over 40 years’ experience in the utility and forestry sectors and a reputation for driving improved safety, employee engagement, productivity, customer centricity and for successfully delivering capital investments.

Mr. Lebeter has 19 years of experience in all facets of the electricity sector and was most recently the Chief Operating Officer of Hydro One Networks Inc., a role he assumed in January 2020, with responsibility for transmission and distribution, including construction, maintenance, vegetation management as well as system operations, asset planning and engineering. Under Mr. Lebeter’s leadership, the company has improved safety, productivity, reliability and customer experience.

Before joining Hydro One, he held progressively senior positions in operations and safety at BC Hydro from 2005 to 2019, including leadership roles in generation, transmission, distribution and safety. During his tenure, he was responsible for improving safety, reliability, employee engagement and customer service, lowering costs and building trust with union leaders and Indigenous communities. Mr. Lebeter spent 23 years in the forest industry prior to joining the utility sector, working in leadership positions responsible for operations.

He has previously served as an Executive Board Member for Smart Grid Northwest, as an Operations Board Member for Western Energy Institute, and as the Chairman of the Distribution Council with the Canadian Electricity Association.

Mr. Lebeter holds a Bachelor’s degree in Forestry from the University of British Columbia, and is a registered professional forester. In addition, Mr. Lebeter holds an Executive Master of Business Administration from Simon Fraser University. He holds his ICD.D from the Institute of Corporate Directors.

2023 Attendance[2] Board: 11/11 (7/7 Regularly Scheduled, 4/4 Short Notice)

[2] As President and CEO, Mr. Lebeter is not a member of any board committee, but attends board committee meetings by standing invitation. Mr. Lebeter attended all regularly scheduled and short notice board committee meetings between February 1, 2023, and December 31, 2023.

Hydro One Limited | 2024 Management Information Circular 21

BUSINESS OF THE MEETING

Skills and Competencies of the Board

The skills matrix below shows the board’s mix of key skills and experience in areas that are important to Hydro One’s business. In 2023, the GRC undertook a comprehensive review of the skills matrix to ensure that it continues to align with and support Hydro One’s strategy and the development of a diverse board. The skills matrix is used to identify those skills for which the company will recruit when making changes to its board. The following chart outlines the key areas of skills and experience for each director nominee other than Mr. Lebeter:

Major Competencies
Director	Accounting/ Finance	Human Resources/ Executive Compensation/ Union Relations	Customer	Utility/ Energy Sector	Capital Markets	Stakeholder Engagement (including Indigenous Peoples)	Government/ Regulatory/ Public Policy	Information Technology/ Digital & Cyber Security	Risk Management	Business Transformation	Sustainability/ ESG	Large Company/ Senior Executive	Governance
Cherie Brant				✔	✔	✔	✔			✔	✔		✔
David Hay	✔		✔	✔	✔		✔		✔	✔		✔	✔
Timothy Hodgson	✔	✔		✔	✔		✔	✔	✔	✔	✔	✔	✔
Stacey Mowbray	✔	✔	✔					✔	✔	✔		✔	✔
Mitch Panciuk	✔	✔	✔	✔			✔		✔	✔			✔
Mark Podlasly				✔			✔				✔		✔
Helga Reidel	✔	✔	✔	✔			✔		✔			✔	✔
Melissa Sonberg		✔	✔				✔			✔	✔	✔	✔
Brian Vaasjo	✔	✔		✔	✔		✔				✔	✔
Susan Wolburgh Jenah		✔			✔	✔	✔		✔		✔	✔	✔

22 Hydro One Limited | 2024 Management Information Circular

Description of Competencies:

Accounting/Finance

Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian and/or US GAAP, and/or International Financial Reporting Standards).

Human Resources/ Executive Compensation/ Union Relations

Strong understanding of human resource development, organizational/personal development and training, working with a unionized workforce and compensation, benefit and pension programs, with specific expertise in executive compensation programs.

Customer	Experience with mass consumer‑facing business, major retail channels and customer‑focused strategy.
Utility/Energy Sector	Experience in the utility/electricity industry, combined with a strong knowledge of market participants.
Capital Markets	Experience in investment banking, finance or in major mergers and acquisitions.
Stakeholder Engagement (including Indigenous Peoples)	Experience in, or a strong understanding of, communications and relations with investors, customers, regulators and community relations, especially experience in relations with Indigenous communities.
Government/Regulatory /Public Policy	Experience in, or a strong understanding of, complex legal and regulatory regimes, the workings of government and public policy in Canada and internationally.
Information Technology, Digital & Cyber Security

Experience in information technology, digital, operating technology, artificial intelligence and cyber security with knowledge of leading practices in governance and oversight, procedures and controls, operations, and project delivery.

Risk Management	Experience or understanding of enterprise risk management systems, procedures and practices.
Business Transformation	Experience driving strategic direction changes and leading growth of an organization.
Sustainability/ESG

Experience in or a strong understanding of, environmental, social and governance programs, sustainability practices and policies, health and safety policies, corporate social responsibility programs and/or diversity, equity and inclusion initiatives is essential for ensuring safe and environmentally and socially responsible operations.

Large Company/ Senior Executive	Experience as a chief executive officer, chief operating officer or chief financial officer of a publicly listed company or major organization.
Governance	Experience in, or a strong understanding of, leading corporate governance practices and principles at a public company.

Hydro One Limited | 2024 Management Information Circular 23

BUSINESS OF THE MEETING

Director Compensation

On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018 (HOAA). The HOAA required our board to establish an executive compensation framework for the board of directors, President and CEO, and other executives. On February 21, 2019, pursuant to the HOAA, the Management Board of Cabinet issued a directive to Hydro One (the directive) setting out certain compensation‑related requirements. As specified in the directive, the maximum total compensation for the board could be adjusted annually by the lesser of the rate of the Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non‑executive managerial employees. The provisions of the HOAA that required our board to establish a compensation framework for the board of directors ceased to have effect on January 1, 2023.

The by‑laws of the company provide that directors may receive remuneration for their services as determined by the board and be reimbursed for travel and other expenses properly incurred by them in attending meetings of shareholders or of the board or any committee thereof or otherwise in the performance of their duties. The directors do not receive meeting fees for board or committee meeting attendance.

As part of its mandate, the GRC, comprised solely of independent directors, is responsible for reviewing and making recommendations to the board with respect to non‑executive director compensation. This is done with a view to aligning the interests of directors and shareholders and providing market‑competitive compensation to help secure and retain experienced directors on the board. Any changes to non‑employee director compensation are approved by the board, following the GRC’s recommendation.

In 2023, the GRC engaged Mercer Canada Limited (Mercer), the board’s independent compensation consultant, to review the company’s director compensation program. For the purpose of its review, Mercer recommended, and the GRC and the board agreed, to adopt the same comparative peer group for directors, as management uses for executive compensation post HOAA (see page 75 of the Compensation Discussion and Analysis). Mercer’s review revealed that Hydro One’s director compensation fees were significantly below the midpoint of the company’s peer group, with 62.5% of peers paying more in total compensation than is paid to a director of Hydro One. The GRC and board considered the results of the Mercer analysis balanced against the interests of all stakeholders and importance of establishing an appropriate compensation framework reflective of the company’s size, impact, ownership structure and business complexity. The board, on the recommendation of the GRC, approved an increase to director compensation that improves the competitiveness of total director compensation while remaining between the 25th and 50th percentile and lower end of the range of Hydro One peers. To further align the Hydro One director compensation framework with shareholder interests and best practice, the GRC recommended, and the board approved, an increase in the minimum level of the director annual retainer that must be received in the form of equity.

Hydro One has a non‑employee director deferred share unit (DSU) plan providing for awards of directors DSUs to Hydro One directors other than the President and CEO. The equity component of annual retainer is paid in the form of DSUs. Directors may elect to be paid up to 100% of the cash component of their compensation in the form of director DSUs. Director DSUs are notional shares that have the same value as Hydro One common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares. Director DSUs vest immediately, but directors can only redeem their DSUs for cash after they leave the board (following a one‑year holding period to the extent required to comply with their share ownership requirements post departure). Effective February 13, 2024, the board, upon recommendation of the GRC, approved an increase of the minimum equity component of the annual retainer for each director, board committee chair and the board chair from 50% to 60%. This heightened focus on deferred, equity‑based compensation is aligned with the compensation framework established for Hydro One executives and is intended to promote long‑term decision making and shareholder value creation.

24 Hydro One Limited | 2024 Management Information Circular

The chart below sets out our directors’ compensation for the year ended December 31, 2023.

2023 Compensation by Role(1)	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	64,157	64,157	128,313
Committee chair(2)	45,444	45,444	90,888
Other directors	42,771	42,771	85,542
1.

As per the Director Compensation, Travel and Expense policy, each director is required to receive at least 50% of their annual retainer as an equity component. The figures in the table above illustrate the amounts paid if a director has opted for a 50/50 split between cash and equity.

2.	As at December 31, 2023, committee chairs received a $5,346 annual retainer for their duties as committee chair.

The chart below sets out our directors’ compensation effective February 13, 2024.

2024 Compensation by Role(1)	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	60,000	90,000	150,000
Committee chair(2)	46,000	69,000	115,000
Other directors	40,000	60,000	100,000
1.

Effective February 13, 2024, the board, upon recommendation of the GRC, approved an increase of the minimum equity component of the annual retainer for each director, board committee chair and the board chair from 50% to 60%. The board retained the option for each director, committee chair and the board chair to receive up to 100% of their annual retainers in the form of DSUs. The figures in the table above illustrate the amounts paid if a director has opted to receive 60% in equity and 40% in cash.

2.	As of February 13, 2024, board committee chairs receive a $15,000 annual retainer for their duties as committee chair.

Directors are expected to continue to satisfy their share ownership requirement (or maintain their existing level of share ownership if lower than the requirement) for a period of 12 months following their departure from the board. For a period of 24 months following retirement from the company, the President and CEO must continue to own sufficient shares to meet the lesser of the share ownership requirement applicable to the President and CEO or the level of share ownership that the individual had attained at the time of retirement.

Hydro One Limited | 2024 Management Information Circular 25

BUSINESS OF THE MEETING

Total Compensation Paid to Directors in 2023

The following table provides a summary of the compensation earned by the non‑employee directors of Hydro One for the year ended December 31, 2023.

Mr. Lebeter is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed starting on page 77. He did not receive any additional compensation for his services as a member of the board. Mr. Sheffield is also not included in the table below as his compensation for service as a director and as Hydro One’s Interim President and CEO is disclosed starting on page 77.

	Total Compensation			Form of Payment(1)
Name	Board Retainer ($)	Committee Chair* Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs ($)(2)	Director DSU Component of Total Compensation (%)
Cherie Brant	85,542	–	85,542	–	85,542	100
Blair Cowper-Smith(3)	36,190	–	36,190	18,095	18,095	50
David Hay*	85,542	5,346	90,888	45,444	45,444	50
Timothy Hodgson	–	128,313	128,313	64,157	64,157	50
Stacey Mowbray*	85,542	5,346	90,888	45,444	45,444	50
Mitch Panciuk(4)	49,352	–	49,352	24,676	24,676	50
Mark Podlasly(6)	85,542	–	85,542	32,078	53,464	63
Helga Reidel(4)	49,352	–	49,352	24,676	24,676	50
Russel Robertson(3)	36,190	–	36,190	18,095	18,095	50
Melissa Sonberg*	85,542	5,346	90,888	5,346	85,542	94
Brian Vaasjo(5)	77,706	–	77,706	28,355	49,351	64
Susan Wolburgh Jenah*(6)	85,542	5,346	90,888	5,346	85,542	94

* Denotes committee chair

1.	All amounts in this table are pre‑tax. Amounts reported include the portion of the director’s board retainer, and committee chair retainer.
2.	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
3.	Mr. Cowper‑Smith and Mr. Robertson were compensated for their service until they ceased serving as directors on June 2, 2023.
4.	Mr. Panciuk and Ms. Reidel were elected to the board on June 2, 2023, and received compensation following their election.
5.

Prior to being elected as a director, Mr. Vaasjo attended board meetings as an observer. Mr. Vaasjo received an honorarium of $28,355 for his service in 2023 prior to his election, this cash payment is included within the ‘board retainer’ and ‘total fees’ columns above.

6.

Mr. Podlasly and Ms. Wolburgh Jenah made changes to their DSU election during 2023, the DSU component for Mr. Podlasly and Ms. Wolburgh Jenah included in the above chart indicates their average DSU holding over the course of 2023.

26 Hydro One Limited | 2024 Management Information Circular

Non-Employee Director Share Ownership Requirements and Equity Ownership

Hydro One believes that the interests of shareholders and directors are better aligned when directors hold a significant investment in Hydro One. Directors who are non‑employees of Hydro One are required to retain a minimum holding of common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of their appointment to the board.	The Corporate Governance Guidelines can be found on our website at: https://www.hydroone.com/about/ corporate‑information/governance.

The ownership requirement for directors was as follows:

Chair	$450,000
Other Directors	$300,000

Under the corporate governance guidelines, directors are expected to continue to satisfy their share ownership requirement (or their existing level of share ownership if lower) for a period of 12 months following their departure from the board. On June 2, 2023, the board waived the application of the post‑retirement share ownership guideline for William Sheffield, who ceased to serve as a director on that date, so that Mr. Sheffield could pursue a career opportunity which required him to not hold any securities of Hydro One.

For 2023, the directors received all of the equity component of their annual director retainer in DSUs. The table below summarizes equity ownership of our 2023 directors, including dividend equivalents rounded to the nearest whole number, as at April 8, 2024, and their holdings for the previous year. The value of director holdings is calculated using the price of our common shares on the Toronto Stock Exchange (TSX) on December 29, 2023 (the last trading day of 2023), which was $39.70. The table does not include Mr. Lebeter as he is subject to our executive share ownership requirements which can be found on page 71.

	Equity Ownership April 8, 2024		Equity Ownership December 29, 2023
Name	Common Shares	DSUs	Common Shares	DSUs	Market Value ($) December 29, 2023	Share Ownership Requirement(1)	Year to Meet Share Ownership Requirement
Cherie Brant	–	12,848	–	12,170	483,156	1.41	Met in 2022
David Hay	–	10,522	–	10,083	400,282	1.11	Met in 2023
Timothy Hodgson	–	13,516	–	12,930	513,319	0.97	2024(2)
Stacey Mowbray	–	5,062	–	4,662	185,072	0.61	2026
Mitch Panciuk	–	1,002	–	669	26,566	0.10	2029
Mark Podlasly	–	2,714	–	2,108	83,721	0.30	2028
Helga Reidel	–	1,002	–	669	26,566	0.10	2029
Melissa Sonberg	–	20,313	–	19,552	776,201	2.14	Met in 2022
Brian Vaasjo	19,014	1,938	19,014	1,338	807,987	3.01	Met in 2023
Susan Wolburgh Jenah	1,643	11,939	1,643	11,348	515,755	1.46	Met in 2022

Notes:

1.

Total as a multiple of the share ownership requirement (SOR). Each director’s share ownership is calculated annually as at December 31 (based on the original grant value of director DSUs and the acquisition cost of common shares) and is divided by the share ownership requirement.

2.	Mr. Hodgson has until August 14, 2024 to meet his SOR. It is anticipated that he will satisfy the requirement prior to such date.

Hydro One Limited | 2024 Management Information Circular 27

BUSINESS OF THE MEETING

In Camera Meetings

At each regularly scheduled meeting of the board, the independent directors hold an in camera meeting at which non‑independent directors and members of management are not present. Each committee of the board also holds similar sessions at each of their respective regularly scheduled meetings.

These sessions encourage open and candid discussion among the directors. In 2023, an in‑camera meeting was held at each of the regularly scheduled board and committee meetings, for a total of 24 such meetings.

Cease Trade Orders and Bankruptcies

No director nominee:

•

is, or within the last 10 years has, served as a director or (i) a chair, vice‑chair or president, (ii) a CEO or chief financial officer, (iii) a vice president in charge of a principal business unit, division or function including sales, finance or production, or (iv) an individual performing a policy‑making function (each of (i), (ii), (iii) and (iv), an executive officer) of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•

is, or within the last 10 years has served as, a director, CEO or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•

within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

None of the director nominees of Hydro One has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority. None of the director nominees has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision or in deciding whether to vote for a proposed director.

28 Hydro One Limited | 2024 Management Information Circular

	2	CORPORATE GOVERNANCE
Corporate

Governance

Hydro One and the board recognize the importance of corporate governance to the effective long‑term management and value of the company. Independence, integrity and accountability are the foundation of our approach to corporate governance. This section discusses in more detail our approach to corporate governance, the priorities of the board and what we expect from our directors.

Hydro One’s Corporate Governance Practices

Hydro One maintains corporate governance policies, procedures and practices that reflect our commitment to corporate governance best practices. Our practices generally exceed the rules and regulations issued by Canadian Securities Administrators and the TSX. The GRC and the board regularly review the company’s governance practices in response to changing governanc expectations, regulations and best practices and make recommendations to the board for change on an ongoing basis.

The Governance Agreement requires approval of the board to make changes by way of a special resolution of at least two‑thirds of the votes cast at a board meeting or unanimous written consent of all directors, to the director Skills Matrix, Board Diversity Policy, Majority Voting Policy, Corporate‑Shareholder and Stakeholder Engagement Policy, Corporate Disclosure Policy, Corporate Governance Guidelines, Mandate for the Hydro One Ombudsman, mandates of the board and its committees, as well as its structure. Additionally, the changes cover position descriptions for the President and CEO, the board chair, the directors and committee chairs, Code of Business Conduct, Whistleblower Policy, Executive Share Ownership Guidelines, Anti‑Hedging Policy and Compensation Recoupment Policy.

You can find more information on our governance practices and policies on our website at: https://www.hydroone.com/about/corporate-information/governance.

✔	What We Do
Independence
✔	All of our directors are independent (except for the CEO) and all members of our board committees are independent
✔	Separate roles of board chair and the CEO
✔	In camera sessions – independent directors meet without management at each regularly scheduled board and committee meeting
✔	Board committees have full authority to retain independent advisors
Leadership and development
✔	We have a comprehensive orientation process for new directors and an ongoing education program for the board
✔	Board assessments are conducted annually to help ensure board effectiveness
Environmental, Social & Governance (ESG)
✔	Board oversight of sustainability matters including climate, Indigenous relations, government relations and other ESG matters

Hydro One Limited | 2024 Management Information Circular 29

CORPORATE GOVERNANCE

✔	What We Do
Diversity and succession
✔

Our board represents a diverse mix of skills, background and experience – currently, 50% of our independent directors are women and 20% of our independent directors self‑identify as an Indigenous Person. Three of the four board committee chairs are women. No directors self‑identify as a person with disabilities, Black or a Person of Colour, or 2SLGBTQIA+.

Robust Majority Voting Policy
✔	Formal succession planning process in place for the executive leadership team (ELT) and the board
✔	We use an independent recruiting firm to help identify and track a diverse group of board succession candidates
✔	Limit other public company directorships and board interlocks
✔	Director term and age limits
Ethics and integrity
✔	Promote a strong culture of integrity and ethical behaviour guided by a Code of Business Conduct
Shareholder engagement and alignment
✔	Provide shareholders with an annual say on pay vote
✔	Minimum non‑executive director share ownership requirements equivalent to 3x total annual retainer
✔	Formal Corporate‑Shareholder and Stakeholder Engagement Policy describes how shareholders can provide direct feedback to the board and we engage with shareholders throughout the year
✔	Disclose directors’ equity holdings and require at least 60% of annual board retainer in equity, to align interests with those of our shareholders
x	What We Don’t Do
x	No overcommitted directors – no director simultaneously sits on more than four other public company boards
x	No stock option awards for directors
x	No staggered board – all our directors are elected annually
x	No dual class, non‑voting or subordinated voting shares
x	No monetization or hedging of common shares or equity compensation

The Governance Agreement and the July 11, 2018, Letter Agreement with the Province

The Governance Agreement describes certain principles and standards that govern how Hydro One will be managed and operated, including that the Province, in its capacity as a holder of common shares, will engage in the business and affairs of Hydro One as an investor and not as a manager. Among other things, the Governance Agreement:

•	requires that, except for the CEO, all board members be independent of Hydro One and independent of the Province (please refer to page 35 for the definition of independence);

•	addresses the director nomination process, including the entitlement of the Province to nominate 40% of directors to be elected;

•

requires Hydro One to maintain a Majority Voting Policy for director elections and restricts the Province’s ability to withhold from voting for directors except where the Province replaces the entire board other than the CEO and, at the Province’s discretion, the board chair;

•	requires approval by special resolution of the directors of the appointment and annual confirmation of the CEO, the board chair and changes to key governance practices of the company;

30 Hydro One Limited | 2024 Management Information Circular

•

restricts the right of the Province to exercise certain shareholder rights, such as to requisition a shareholder meeting to consider a fundamental change, or to solicit others to exercise rights which the Province is restricted from exercising; and

•	restricts the acquisition of voting securities by the Province but grants the Province pre‑emptive rights with respect to future issuances of voting securities.

Following the June 7, 2018 election in Ontario, Hydro One and the Province entered into a letter agreement dated July 11, 2018 (the July 11 Letter Agreement) for the purpose of the orderly replacement of Hydro One’s then independent directors (the former directors) and the retirement of the then President and CEO.

A copy of the Governance Agreement and the July 11 Letter Agreement have been filed on SEDAR and are available under Hydro One’s profile at www.sedarplus.com.

Board Structure

75% of our committee chairs are women

The structure and role of the board are consistent with leading governance practices and reflect the requirements of the Governance Agreement. Except for the board chair and the President and CEO, all director nominees serve on two board committees. The board chair and the President and CEO regularly attend each committee meeting by standing invitation but have no vote at the committee meetings.

All members of these committees are persons determined by the board to be independent. The board committees are responsible for assisting the board in carrying out its duties and fulfilling its oversight responsibilities relating to the matters set out in each committee mandate, which were approved by the board.

Each committee chair reports to the board following their meetings and makes any recommendations and provides guidance to the board in accordance with their committee mandate.

There was a change of membership of the committees to the board of directors following the annual meeting of shareholders on June 2, 2023. The changes are reflected in the charts below:

Hydro One Limited | 2024 Management Information Circular 31

CORPORATE GOVERNANCE

Quorum

A majority of directors is required to meet quorum at every board and committee meeting. A quorum of shareholders at a meeting is achieved if holders of not less than 25% of the shares entitled to be voted at the meeting are present in person or represented by proxy at the start of the meeting, provided that a quorum shall not be less than two persons.

Position Descriptions

As detailed in the table below, the board has written descriptions for certain positions that describe the division of duties, expectations, and responsibilities. The board has descriptions in place for the chair of the board, committee chairs and the President and CEO. These descriptions are reviewed and approved annually by the GRC and the board.

Role	Position Description	Key Responsibilities
Board Chair

•     Required under the Governance Agreement to be separate from the President and CEO and must be independent of both Hydro One and the Province

•     Nominated and confirmed annually by special resolution of the board

•     Acts as a liaison between the board and management

•     Responsible for overseeing the administration of the affairs of the board in carrying out its duties and responsibilities

•     Provides leadership to the board to enhance the board’s effectiveness for its accountabilities, including supervision of management of the company and oversight of the relationships between the board, management, shareholders, customers and other stakeholders

•     Presides at all board meetings

•     Chairs all sessions with the independent directors

•     Ensures that independent directors meet in camera at each meeting of the board without members of management or non‑independent directors present

•     Works with the board committees to ensure they have a proper structure, mandates, appropriate assignments and work plans

•     Supports and assists in director orientation and continuing education

•     Ensures that an appropriate system is in place to annually evaluate the performance of the board as a whole

Committee Chairs	• A director appointed by the board to oversee the operation of a board committee • Must be independent

•     Provides leadership to their committee

•     Facilitates the functioning of their committee, and reporting to the board on committee activities and compliance with the committee’s mandate

•     Provides input on succession planning for their position and committee

•     Ensures that the independent directors of their committee meet in camera at each meeting of the committee without members of management or non‑independent directors present

•     Attend committee chair forums in advance of quarterly board meetings

32 Hydro One Limited | 2024 Management Information Circular

Role	Position Description	Key Responsibilities
President and CEO	• Lead Hydro One • Develop, implement plans, policies, strategies and budgets for the growth and profitable operation of the company • Confirmed annually by special resolution of the board

•     Ensures that the day‑to‑day business affairs of the company are appropriately managed

•     Formulates and presents to the board for discussion and approval the company’s long‑term business plans, strategy and policies that address the opportunities and risks facing the company and lead to the creation of shareholder value

•     Identifies, assesses, monitors and manages the principal risks of the company

•     Develops and recommends to the board annual business plans and budgets that support the company’s long‑term strategy and business plans

•     Promotes and maintains effective relationships with stakeholders

•     Ensures strong governance for safe and efficient operations and strategic leadership for health, safety and environment

•     Fosters and advances a corporate culture that promotes respect, equity, diversity and inclusion and proactively ensures the company complies with all of its legal, ethical and moral obligations

•     Fosters and advances a positive work environment that is conducive to attracting, retaining and motivating a diverse group of high performing, engaged employees at all levels

•     Oversees effectiveness of the company’s leadership development programs and succession plans

Directors	• For information regarding the position description, for and key responsibilities of, directors see “What We Expect from Our Directors” on page 14.

You can find the board and committee mandates, and position descriptions for the chair, committee chairs, directors and CEO posted in the corporate governance section of our website at: https://www.hydroone.com/about/corporate-information/governance.

Nomination of Directors

The GRC serves as the nominating committee of the board and is responsible for identifying qualified candidates for election to the board, having regard for their independence, background, diversity, experience and skills and the alignment of their experience and skills with Hydro One’s needs. The GRC hires a third‑party recruitment firm to assist with director recruitments and maintains an evergreen list of potential director nominees, taking into account the existing skills matrix, the board diversity policy, the recruitment of women and Indigenous Peoples, term limits, the board evaluation results from the previous year, and other relevant factors.

Hydro One Limited | 2024 Management Information Circular 33

CORPORATE GOVERNANCE

Annually, under the Governance Agreement, the Province is entitled to nominate the number of directors that is equal to 40% of the number of directors to be elected (rounded to the nearest whole number). The Province has no obligation to nominate any of the individuals recommended by the GRC or the board as one of its director nominees. Below is a description of the nomination process generally followed each year with the Province leading up to the company’s annual meeting of shareholders:

Exchange of Nomination Notice with the Province

•     Not later than 60 days prior to the date by which proxy solicitation materials must be mailed for Hydro One’s annual meeting, each of the Province and the GRC will notify the other of its proposed director nominees

Confirmation/Rejection of Director Nominees

•     The GRC and the Province have 10 business days following receipt of the above‑referenced notice to confirm or reject the director nominees

•     If a proposed nominee is not already a director of Hydro One or is a director but whose circumstances have materially changed in a way that would affect how they would continue to meet director qualification standards under the Governance Agreement, then the GRC and the Province have 10 business days following exchange of nomination notices to confirm or reject the director nominees on the basis that the nominee does not meet the qualification standards

•     If a director nominee of the Province or the GRC is rejected, the Province or the GRC will be entitled to nominate additional candidates until a nominee is confirmed by the other

•     If no replacement nominee is confirmed for a director who was expected to depart from the board and that director does not resign, that director shall be re‑nominated

•     The Province and the committee will use commercially reasonable efforts to confirm director nominees prior to the date by which proxy solicitation materials must be mailed for the annual meeting of shareholders

Obligations of the Province

•     The Province is required under the Governance Agreement to vote in favour of all director nominees of Hydro One in accordance with the process set out in the Governance Agreement

•     This obligation is subject, however, to the Province’s overriding right to withhold from voting or otherwise seek a shareholder meeting to remove and replace the entire board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the board chair

Director nominees must meet the director qualification standards set out in the Governance Agreement, including the prescribed director independence requirements and requirements under applicable securities laws, the Governance Agreement, and applicable stock exchange rules. If a proposed nominee is replacing an existing director, under the Governance Agreement, the nominee must also, when taking into account existing directors and other confirmed nominees, enable the board to satisfy the board composition requirements of Hydro One’s director skills matrix, board diversity policy and other governance standards.

All of our directors owe a fiduciary duty to the company to act honestly and in good faith with a view to the best interests of Hydro One, regardless of whether they are nominated by the Province or by the GRC. Pursuant to the Governance Agreement, a majority of the board must at all times be resident Canadians.

34 Hydro One Limited | 2024 Management Information Circular

Independence

Ten of the 11 director nominees are independent. The Governance Agreement requires that each of our directors, other than the President and CEO, be independent of both Hydro One and the Province. Mr. Lebeter is not considered independent because of his role as the President and CEO of the company.

None of our independent director nominees has ever served as an executive of Hydro One. Having an independent board is one of the ways we help ensure that the board operates independently of management and makes decisions in the best interests of Hydro One, our shareholders and other stakeholders.

The table below summarizes what it means for director nominees to be independent of Hydro One and independent of the Province.

Independent of Hydro One	Independent of the Province

•     Directors must be independent within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors; and

•     A director who is “independent” within the meaning of applicable securities laws is one who is free from any direct or indirect relationship which could, in the view of the board, be reasonably expected to interfere with a director’s independent judgment, with certain specified relationships deemed to be non‑independent.

•     Directors are independent of Hydro One under Ontario securities laws governing the disclosure of corporate governance practices, where the Province and certain specified provincial entities are treated as Hydro One’s parent under that definition;

•     Directors are not a current official or employee of the Province; and

•     Directors have not been an official or employee of the Province for at least three years prior to their nomination to the board.

The chair of the board of Hydro One is independent of Hydro One and the Province.	With the exception of the President and CEO, all 2024 director nominees are independent.

Ethical Business Conduct

The full text of the Code of Business Conduct and Whistleblower Policy is available on Hydro One’s website at www.HydroOne.com.

Hydro One promotes ethical principles to foster integrity, respect, excellence and social responsibility. The company has a written Code of Business Conduct that applies to all employees, directors and officers of Hydro One and its subsidiaries.

The Code of Business Conduct refers to Hydro One’s core values and establishes standards to define how employees, officers and directors of Hydro One should act. In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents to comply with the Code of Business Conduct, to the greatest extent feasible, in their dealings with or on behalf of Hydro One. The Code of Business Conduct addresses, among other things, health and safety matters, conflicts of interest, discrimination and harassment, confidentiality, insider trading, environmental protection, safeguarding Hydro One’s assets (including physical and intellectual property, cyber assets, accounting and financial reporting), fraudulent activity and compliance with all applicable laws, rules and regulations.

Hydro One Limited | 2024 Management Information Circular 35

CORPORATE GOVERNANCE

We also have a Supplier Code of Conduct, which supplements the Code of Business Conduct. The Supplier Code of Conduct sets out the standard of business behaviour expected of Hydro One’s suppliers. It includes the requirement to act with honesty and integrity, be guided by Hydro One’s ethical values, and comply with both the spirit and intent of the Supplier Code of Conduct.

The board monitors compliance with the Code of Business Conduct through the HRC. The HRC oversees the procedures of the Code of Business Conduct and Whistleblower Policy, including the receipt, management, investigation and closure of complaints received, except for accounting, internal accounting controls and auditing matters, which are reserved for oversight by the audit committee. The HRC received a code of business conduct and whistleblower report at each quarterly committee meeting in 2023. In 2023, the audit committee was advised that no complaints related to matters under its oversight were received.

Any actual, potential or suspected violation of the Code of Business Conduct can be reported anonymously directly to the company’s Chief Ethics Officer, as confidential designee of the audit committee, or via ClearView Connects, a confidential independent third‑party ethics reporting service in accordance with the Whistleblower Policy, which is monitored by the company’s Chief Ethics Officer. Anonymous reports can also be made directly to the company’s corporate ethics office.

The Whistleblower Policy is designed as a safeguard against threats to the integrity of our financial reporting, threats to health and safety, wrongdoing by employees, representatives and business partners and actual, potential or suspected violations of our Code of Business Conduct and applicable laws, rules and regulations.

The Whistleblower Policy also includes anti‑reprisal provisions to protect employees who make a report in good faith. All reports are investigated internally or by an independent external party.

Each year, employees receive refresher training on the Code of Business Conduct and our fraud risk assessment management program.

The 2023 Code of Business Conduct annual refresher training provided an overview of the elements of the Code of Business Conduct and, among other things, addressed harassment in the workplace.

Directors were provided with the 2023 Code of Business Conduct annual refresher training and confirmed compliance with the Code of Business Conduct.

Conflict of Interest and Related Party Transactions

Under our Corporate Governance Guidelines, directors have an ongoing obligation to report potential or actual conflicts of interest and provide us with complete information on all entities in which they have a material interest, so that any potential conflicts, including related party transactions, can be identified.

These guidelines define conflict of interest broadly to include a situation where a director has a personal or financial interest in a matter which is the subject of an action or decision by Hydro One that may reasonably be perceived to affect the objectivity of the director in carrying out their responsibilities and duties. It also represents an advantage or gain to the director or certain other persons. Additionally, it may otherwise affect their personal, business or professional interests. This definition is generally expected to capture any related party transactions to which such person is a party, and requires that such actual or potential conflict be disclosed to the board chair, our General Counsel and our Chief Ethics Officer. If the board chair concurs with the General Counsel that there is an actual or potential conflict, the applicable director will disclose that interest to the board or committee (as the case may be) and will recuse themselves from any meeting and any discussions or vote on the matter. Our Code of Business Conduct applies these principles more generally, and any waiver of an actual or potential conflict, including a material interest in a related party transaction, in favour of any director or executive officer will only be granted by the board.

The audit committee mandate provides that the audit committee will review any related party transactions that may have a material current or future effect on the company’s financial condition, results of operations or other matters.

We also ask our directors and officers questions regarding related party matters in our annual director and officer questionnaires, and we circulate a dedicated related party questionnaire to our board, senior executives and to the individuals who serve on the boards of Hydro One’s subsidiaries on an ongoing (at least biannual) basis in order to identify any interest in related party transactions. Any affirmative responses from these questionnaires are forwarded to the audit committee and GRC for consideration. In 2023, there were no material conflicts of interest, related party transactions or waivers of our Code of Business Conduct reported by or granted in favour of any of our directors, CEO or other senior executives.

36 Hydro One Limited | 2024 Management Information Circular

SKILLS AND EXPERIENCE OF THE BOARD

Term Limits

The company’s board is committed to a process of renewal and succession planning for directors. The board has adopted term limits on board service, a mandatory retirement age and a committee chair service review, which are set out in the corporate governance guidelines.

Term Limit	Age Limit

Non‑executive directors cannot stand for re‑election 12 years after the date on which the director first began serving on the board of directors of Hydro One or any of its subsidiaries, except in special circumstances (including if necessary to facilitate orderly board renewal) on the recommendation of the GRC.

No director shall be appointed or elected as a director after that person has reached 75 years of age, unless otherwise determined by the board.
Committee Chair Service Review

As part of the GRC’s annual review of committee memberships and structure, the GRC considers whether it is appropriate to change committee chairs for directors who have served as a committee chair for four or more years.

Limit on Directorships

The company recognizes that the board can benefit when a director also serves on the board of another company. However, as directors are expected to devote the time necessary to fulfil their responsibilities, a director’s acceptance of additional positions as a corporate director of for‑profit, not‑for‑profit or private entities are subject to the board’s review. We limit the number of public company boards that our non‑management directors can serve on to four, excluding Hydro One and its subsidiaries. The President and CEO should not hold more than one such directorship.

The audit committee mandate also provides that no committee member may serve on the audit committee of more than two other publicly traded companies unless the board has first determined that such simultaneous service would not impair the ability of the member to serve effectively on Hydro One’s audit committee.

No current director or director nominee serves on more than four other public company boards and no member of the audit committee serves on the audit committee of more than two other public company boards.

Board Interlocks

The board seeks to avoid having more than one board interlock at any given time. A “board interlock” is a circumstance where two or more directors serve on the board of directors of another publicly traded company (excluding the boards of any of Hydro One’s subsidiaries). Directors may not accept an invitation to join the board of another publicly traded company, and new candidates for service on the board will not be invited to join the board, if it would result in there being more than one board interlock (or would increase the number of directors involved in the same board interlock), in each case unless approved by the board. The board reviews outside directorships regularly. Directors are required to notify the board chair and the chair of the GRC of any opportunity to join another board prior to accepting any invitation to join another board of directors.

The company currently has no board interlocks.

Hydro One Limited | 2024 Management Information Circular 37

CORPORATE GOVERNANCE

Majority Voting Policy

The board has a Majority Voting Policy for the election of directors. This policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender their resignation following the election meeting for consideration by the board. The board will review the matter and take whatever actions it determines are appropriate in the circumstances. The director who has tendered their resignation pursuant to the Majority Voting Policy will not participate in any deliberations of the board regarding their resignation. In such instance, the other directors shall consider, and within 90 days of the election meeting determine, whether or not to accept the resignation. A resignation in accordance with the Majority Voting Policy will be accepted absent exceptional circumstances and is effective when accepted by the board. A press release will be issued by the company promptly following the board’s decision regarding the resignation (including, if applicable, the reasons for rejecting the resignation). If a director does not tender their resignation pursuant to this policy, the board will not re‑nominate that director at the next election. Other directors who received a majority withheld vote at the same election meeting may not participate in the board’s detemination whether or not to accept the resignation. If there are fewer than three directors who did not receive a majority withheld vote, the entire board shall consider and, within 90 days following the election meeting determine, whether or not to accept the resignation and shall accept the resignation absent exceptional circumstances.

Under the Governance Agreement, the Province may not withhold its votes for the nominees proposed for election in an uncontested election unless the Province withholds from voting for all nominees other than the CEO and, at the Province’s discretion, the chair. Where directors have received a majority withheld vote as a result of the Province withholding its vote from their election in an uncontested election and have tendered their resignations, the board will take whatever actions it determines are appropriate, and the directors who received a majority withheld vote may participate in that determination.

The Majority Voting Policy does not apply to a contested election of directors where the number of candidates validly nominated exceeds the number of directors to be elected at that meeting.

Environmental, Social & Governance (ESG)

The board oversees the company’s approach to environmental, social and governance matters relating to the long‑term health and sustainability of the company. This oversight includes reviewing and approving the company’s key sustainability priorities, its program, and its annual sustainability report.

The board’s IPSO committee oversees the company’s programs and approaches related to our sustainability objectives, including in the areas of Indigenous relations, community investment, safety and the environment. The GRC oversees the company’s regulatory, customer and public policy matters. The HRC oversees the company’s diversity, equity and inclusion programs and initiatives, and our wellness programs, including our support for employees’ mental health.

As a transmission and distribution company, we are focused on executing the sustainability priorities of our corporate strategy where we believe we can make the greatest impact: diversifying our talent across our workforce and creating an equitable and inclusive work environment; helping to manage the impact of climate change on our business, supporting Ontario in enabling the energy transition and reducing our environmental footprint; and on strengthening our Indigenous and community partnerships in order to help build socio‑economic capacity across the province.

In 2021, under the Board’s oversight, and in line with the sustainability priorities of our corporate strategy, Hydro One announced the following commitments:

•	Achieve 3.5% Black executive and board directors and 5% Black student hires by 2025, as part of the BlackNorth Initiative Pledge;
•	Achieve at least 30% female executives and board members, as a signatory to the Catalyst Accord;
•	Achieve net‑zero GHG emissions by 2050, with a target to achieve 30% GHG emissions reduction by 2030[1];
•	Convert 50% of the fleet of sedans and SUVs to electric vehicles or hybrids by 2025 and 100% by 2030;
•	Increase Indigenous procurement spend to 5% of the company’s purchases of materials and services by 2026; and
•	Commit at least 20% of corporate donations and sponsorships to support Indigenous communities.

1 Compared to the 2018 baseline.

38 Hydro One Limited | 2024 Management Information Circular

To demonstrate the company’s commitment to sustainability goals, in 2022, the company’s syndicated lines of credit were amended to include a pricing adjustment which can increase or decrease the cost of funding based on our performance with respect to certain of our sustainability commitments.

Hydro One is committed to reporting annually on our progress in achieving these publicly stated goals in our annual sustainability report and to continuing to improve the quality of our ESG disclosures. These disclosures are guided by the Global Reporting Initiative standards, the Sustainability Accounting Standards Board, and the United Nations Sustainable Development Goals, and prepared broadly following the recommendations of the Task Force on Climate‑related Financial Disclosures (TCFD).

To demonstrate Hydro One’s strong commitment to sustainability, some of our key initiatives include:

•

Equity Partnership Model: In 2022, in partnership with First Nation leaders from across Ontario, Hydro One announced a new industry‑leading Equity Partnership Model, through which First Nations communities can invest in 50% of equity in new, future large‑scale capital transmission line projects with a value exceeding $100 million. In recognition of the company’s emphasis on economic Reconciliation, it advanced from Silver level certification in 2020 to a Gold level recognition by the Canadian Council for Aboriginal Business (CCAB) in Progressive Aboriginal Relations (PAR) in 2023.

•

Sustainable Financing Framework (SFF): In January 2023, Hydro One published a SFF, a first for a utility company in Canada. Subsequently, in 2023, the company successfully priced offerings of Medium‑Term Notes under the new SFF in the aggregate principal amount of $2,375 million.

For further information regarding the company’s key sustainability priorities, please see pages 66 and 72 of the circular. For a recent copy of the company’s most recent sustainability report, which includes certain TCFD‑aligned disclosures, please see the following link: https://www.hydroone.com/Sustainability. Our sustainability report is not incorporated by reference into this circular.

Diversity, Equity and Inclusion (DEI)

Embracing DEI is a source of strength for us and it is also a significant competitive advantage. Our commitment is to prioritize people and foster an inclusive work environment where employees, customers, partners and the communities we serve not only feel heard and valued, but also experience a genuine sense of belonging. This approach is not only the right thing to do; it is a strategic business decision crucial to our success. It positively impacts innovation, engagement, trust, safety, customer experience and overall business performance.

We firmly believe that DEI is indispensable for shaping a better and more promising future for everyone. This vision guides our efforts to eliminate barriers faced by diverse groups and helps ensure our workplaces are welcoming and inclusive for all.

Board Diversity

The board has a board diversity policy (the Diversity Policy) to formalize Hydro One’s commitment to diversity and its desire to maintain a board comprised of talented and dedicated directors whose skills, experience, knowledge and backgrounds reflect the diverse nature of the business environment in which we operate, including an appropriate number of directors who are women.

The level of representation of women and persons who identify as Indigenous, Black or as a Person of Colour (BPOC) on the board is specifically considered in identifying and nominating candidates for appointment or election to the Board. Any search firm engaged to assist the board or the GRC in identifying candidates for appointment to the board will be directed to include diverse candidates including women and persons who identify as an Indigenous Person, Black and/or a Person of Colour. The Company is committed to maintaining a diverse list of potential board candidates for future consideration as vacancies arise.

Hydro One Limited | 2024 Management Information Circular 39

CORPORATE GOVERNANCE

Annually, the GRC reviews the Diversity Policy and assesses compliance with the policy and its effectiveness in promoting a diverse board.

Diversity Targets

Since our initial public offering in November 2015 the board has maintained over 30% women director representation. When identifying and nominating candidates for appointment, election or re‑election to the board, candidates will be considered on merit against objective criteria having due regard for the benefits of diversity and the needs of the board.

The board aspires toward a board composition in which women comprise at least 40% of the directors of the board. Currently, 50% of our independent directors are women. If all director nominees are elected, we will exceed our aspirational goal of 40% with 45% (5) women directors	The board aspires to have at least one director identifying as an Indigenous Person, Black, or as a Person of Colour hold at least one board seat. Currently, 20% of our independent directors identify as Indigenous Persons. If all director nominees are elected, we will continue to have a board composition with two directors identifying as Indigenous Persons.

Following the meeting, assuming that all the director nominees are elected, the board will therefore be comprised as follows:

	Women		Indigenous Peoples		BPOC		2SLGBTQIA+		Persons with Disabilities
	#	%	#	%	#	%	#	%	#	%
Director nominees*	5	45%	2	18%	0	0	0	0	0	0

*Numbers are based on self‑identification.

The board diversity policy can be found here on the company’s website: https://www.hydroone.com/about/corporate-information/governance

Public Commitments

In 2023, we continued to focus on three key public commitments – the Black North Initiative Pledge, the CEO Champions for Change, and the Leadership Accord on Diversity, Equity and Inclusion.

BlackNorth Initiative Pledge Signatory since 2020

Committed to ending systemic Black racism through various activities including achieving 3.5% Black executives and board members, and 5% Black student hires by 2025. In 2023, we had 6%(2) Black students and no Black executives or board members. We gave out five William Peyton Hubbard awards to exceptional Black students and rolled out anti‑Black racism education sessions to our people managers.

CEO Champions for Change signatory since 2023	Committed to visibly supporting and driving diversity, inclusion and gender equity within our organization. We continue to maintain over 30% women executives.
The Leadership Accord on Diversity, Equity and Inclusion Signatory since 2017

Committed to removing barriers to entry for diverse employees who are underrepresented and measuring change over a two‑year timeframe. In 2023, based on recommendations from a comprehensive systemic barriers and bias review of our talent management lifecycle, we developed an enhanced DEI Strategic Roadmap and Action Plan help address, eliminate and prevent barriers.

2.	Data based on 3 out of 53 Black students hired from June 22, 2023 to December 31, 2023. Data prior to this timeframe could not be captured due to an upgrade being done to our HR reporting system.

40 Hydro One Limited | 2024 Management Information Circular

Gender, Indigenous, Black and Person of Colour Representation in Management

On average in 2023, 36% of our executives (14 individuals), including three of six (or 50%) Executive Leadership Team (ELT) members and two of five (or 40%) executive officers, were women. The average total number of women holding executive roles increased by 3% from 2022 to 2023.

On average in 2023, based on our full‑time employee population of approximately 6,900 employees, 3% self‑identified as Indigenous and 12% self‑identified as a Black Person and Person of Colour. For vice president (VP) and above, 3% self‑identified as Indigenous and 19% self‑identified as a Black Person and Person of Colour and 16% of our management‑level directors self‑identified as a Black Person and Person of Colour with 1% identifying as Indigenous. Hydro One continues to strive to recruit diverse executives and considers the level of representation of women in executive officer positions when making executive officer appointments. The potential adoption of additional diversity targets remains under consideration in connection with our enhanced DEI Strategic Roadmap and Action Plan.

You can meet our ELT here: https://www.hydroone.com/about/corporate-information/senior-leadership-and-board.

Senior Management – Gender*

Senior Management – Indigenous, Black and People of Colour*

Hydro One Limited | 2024 Management Information Circular 41

CORPORATE GOVERNANCE

Our Commitment to DEI

In 2023, as we developed our enhanced DEI Strategic Roadmap and Action Plan aimed at ensuring our company delivered sustained attention to DEI activity both within the organization and across the industry. We prioritized key initiatives in line with our updated direction, including:

1.

Reviewed the findings of the systemic barriers and bias review, undertaken in 2022, of our talent management lifecycle, and the 2022 Indigenous employment barriers review, and based on the recommendations of these reviews developed a long‑term strategic roadmap and action plan that adopts an intersectional lens to our commitment to create a more equitable and inclusive work environment.

2.

Launched our “Step Up” program to address inclusion, respect and psychological safety in the field. Aligned with our operational and corporate strategies, and complementing our Code of Business Conduct, this program creates space to:

•	Foster a culture of inclusion and respect;
•	Promote psychological safety;
•	Raise awareness around what is, and what is not, appropriate workplace behaviour; and
•	Empower and inspire employees to take action, or “step up”, when they see disrespectful or non‑inclusive behaviour.

To date, 32 instructors have been trained, 117 sessions were offered and over 2,000 employees in our field operations have completed the course.

3.

In addition to the eight sessions held in 2022, we organized seven additional anti‑Black racism education sessions for Hydro One people leaders. A total of 321 people leaders have participated to date, and we will continue cascading the training to all employees in 2024 and beyond.

4.

Partnered with the Black Professionals in Technology Network to pilot Cultivate+, a mentorship program that matches senior leaders/executives with high‑performing Black employees. Four senior leaders were matched with eight Black employees for the nine‑month duration of the program aimed at developing concrete strategies for career growth and network development/diversification within the organization.

5.

Renewed our Women in Engineering University Partnership agreement for another two years. This long‑standing partnership created over ten years ago with Ontario Tech University, Toronto Metropolitan University, University of Waterloo and Western University aims to continuously increase the enrollment of young women in engineering. Our goal is to support and develop these students throughout their university journey, setting them up for success upon graduation. We will also concentrate on diversifying the engineering pipeline, with a focus on Indigenous, Black and People of Colour students.

6.

Hydro One’s President and CEO, David Lebeter became a signatory to Catalyst’s CEO Champions For Change ‑ an initiative that brings together CEOs and senior leaders who are visibly supporting and driving diversity, inclusion and gender equity within their organizations. More than 80 CEOs and top industry leaders, including members of the Catalyst Board of Directors, past Catalyst Award winners, and CEOs within strong Catalyst supporting organizations make up this network.

7.	Held our annual DEI Symposium on Power in Pride – Queer Belonging in the Workplace. We had nearly 300 employees attend in person and approximately 200 attend virtually.
8.	Continued to conduct Men Advocating Real Change (MARC) workshops for our field managers and supervisors focused on advancing gender equity and inclusion in the workplace.
9.

Continued to work with our DEI Council comprised of directors and VPs and co‑chaired by our Executive Vice President of Capital Portfolio Delivery and Vice President, Tax. The role of the Council is to:

•	Advise on diversity and inclusion strategies, programming, initiatives, and policies;
•	Advocate for diversity and inclusion issues; and
•	Act as diversity and inclusion champions and change agents promoting diversity and inclusion and disseminating best practices throughout Hydro One.
10.

Continued to partner with our Employee Resource Groups (ERGs), which are voluntary groups of employees organized around a specific identity or interest. To date, we have eight ERGs at Hydro One that bring together women, People of Colour, Indigenous employees, 2SLGBTQIA+ employees, employees with visible and invisible disabilities, men, and supporters and allies to connect, develop, learn from each other and to support the advancement of inclusion at Hydro One.

42 Hydro One Limited | 2024 Management Information Circular

11.

Continued to collaborate with our unions through our Diversity Committee to advance diversity and inclusion. Our Diversity Committee is comprised of representatives from management, the Canadian Union of Skilled Workers (CUSW), the Power Workers Union (PWU) and the Society of United Professionals.

12.

Launched a Diversifying Apprenticeship Hiring Initiative (DAHI), working with a cross‑functional team focused on attracting, selecting, and supporting our future workforce. We are adopting a holistic approach to foster an inclusive environment that promotes diversity and equal opportunity. Key areas of focus include:

•	Increasing the diversity of the applicant pool for apprentices through focused outreach and a partnership framework;
•	Defining an intake, screening, and selection process across all apprenticeship programs; and
•	Providing resources to support apprentices throughout their career with development initiatives, mentorships, and training to support their growth.

Hydro One continues to strive for a workplace that reflects the diversity of Ontario, where we live and work, while building a corporate culture of dignity, respect, trust and belonging. In looking ahead, we plan on building on the DEI work we have done by:

1.	Fully implementing our DEI Strategic Roadmap and continuing to execute our Action Plan;
2.	Launching expanded training on Allyship and Unconscious Bias;
3.	Spearheading a pilot mentoring program for Indigenous identifying talent;
4.	Setting diversity targets for women, Indigenous, Black and People of Colour to enhance our pipeline of talent, with a focus on trades, students and executive roles; and
5.	Launching Leadership Conversation Circles, as a follow‑up to our anti‑Black racism training to raise awareness on inclusive leadership for directors and executives.

Succession Planning and Talent Management

At Hydro One, we have a robust Succession Planning framework and Talent Management program to ensure a pipeline of highly skilled and talented leaders who can drive and support Hydro One’s long‑term corporate strategy aspirations, and meet the needs of our customers, communities, and shareholders, now and in the future. This framework comprises an annual assessment of our talent to measure their potential for progression to senior roles within the organization, the identification of replacements for leadership roles, as well as intentional development opportunities for those who are identified as top talent. In 2023, we saw clear evidence of the success of this framework and how we have consistently applied it to make talent decisions across the organization.

The HRC reviews and approves the Succession Planning and Talent Management program for Hydro One on an annual basis. The HRC reviews and recommends to the board for approval succession plans for the President and CEO and associated contingency preparedness, including in the event of a crisis or the unexpected departure of the President and CEO. The HRC also reviews, in coordination with the President and CEO, the succession plans and talent management processes for the Designated Employees (as defined in Schedule “A” attached) and associated contingency preparedness, including in the event of a crisis or the unexpected departure of a Designated Employee. The HRC last reviewed the succession plans for the President and CEO and for Designated Employees in August, 2023.

With the appointment of our new President and CEO in February 2023, a robust organizational design initiative was undertaken by Human Resources. The goal was to ensure the ELT was appropriately structured to lead all aspects of the organization, particularly as we aspire to take a leadership role in the energy transition of the future. Consistent with our goal of prioritizing internal talent growth and the progression of our top talent, we are pleased to highlight that 50% of our ELT structure (four of eight ELT positions) was filled via the promotion of internal successors. In addition, two existing ELT members took on expanded mandates, providing growth and development opportunities for each. At the end of the calendar year, two ELT positions were vacant, which have since been filled with external candidates.

Hydro One Limited | 2024 Management Information Circular 43

CORPORATE GOVERNANCE

In August 2023, we announced organizational structure changes to our broader leadership teams and created several new VP and director‑level positions to deliver on strategic objectives and business commitments. In keeping with the same internal talent growth priority, 90% of these roles (nine out of ten) were filled via the promotion of internal successors and identified top talent. To enhance the skills and broaden the business knowledge of our top talent, we facilitated several cross‑functional role placements within the new organizational structures across different lines of business.

Overall, we have maintained a close watch on our succession health throughout the organization. In 2023, in addition to filling five out of seven director and above roles with previously identified successors, we identified ready now and short‑term successors for 62% of critical roles and emergency replacements for 100% of leadership roles.

In the past year we advanced our Talent Management program by creating and cascading the ‘Leader of Tomorrow’ Competency framework, the defining essential leadership behaviours at all employee levels to achieve our long‑term strategy and business aspirations. Additionally, we organized board networking events in February and November 2023, offering top talent exposure opportunities with the board of directors.

As we continue to strengthen our succession health, our main focus in 2024 is on developing our talent at the senior vice‑president (SVP) and VP levels. Given the organizational structure changes in 2023 that led to new leaders, we are focused on providing meaningful and structured development opportunities, including coaching and mentoring support.

•

Through a series of leadership assessments, we will review and validate top talent at the SVP/VP level and be purposeful in identifying clear individual development plans and actions. Going forward, priority attention will be given to the intentional development of SVP/VP talent.

•

In alignment with the refreshed corporate strategy, we will identify critical roles and focus attention on those with high succession risk. We recognize that these roles require rigorous and focused succession planning to prevent disruptions which could be caused by unexpected vacancy.

•

We will improve the tracking and development of future leaders and subject matter experts. During full‑day talent reviews, emphasis will be placed on individualized development opportunities, cross functional rotations, stretch assignments and experiential learning to strengthen competencies and readiness for successors to executive leadership roles and talent identified as successors to critical roles.

•

Through our Top Talent program, we will continue to provide key talent with development exposure opportunities with the board of directors and share progress updates with the full board and HRC regarding development plans for successor nominees.

The HRC not only reviews and approves the Succession Planning and Talent Management program but also assesses the performance goals set at the beginning of the year for all Designated Employees. The committee evaluates the President and CEO’s achievements against yearly performance goals, along with how the President and CEO has assessed the performance of the Designated Employees’. Additionally, the HRC reviews and approves qualifications, experience and compensation packages for our most senior roles, including the President and CEO. These thorough practices aim to maintain alignment between the board of directors and the ELT, influencing the entire organization through the annual cascade of performance goals to employees.

Board Assessments

To enhance board efficacy, the GRC oversees the annual assessment process to examine the effectiveness of the board, its leadership, its committees and individual director performance (having regard to the mandate of the board and the mandate of the relevant committee, as the case may be).

2023 Board Assessment

The GRC determined that the 2023 board assessment at Hydro One would consist of a long‑form evaluation. They retained the services of an independent third party to help conduct the assessment, where directors filled out questionnaires. The evaluation was expanded to follow‑up on previous action items and concentrate on committee effectiveness. The evaluation sought to identify trends, observations and sentiments across seven dimensions of board effectiveness: board purpose; composition; organizational knowledge and engagement; processes; leadership and culture; board structure; and time and focus areas.

44 Hydro One Limited | 2024 Management Information Circular

Members of board committees were prompted to respond to a set of questions relating to the committees on which they serve and were given the opportunity to provide feedback on committee chairs. Directors were asked to provide feedback for the chair of the board and their fellow directors. The third party conducted interviews with directors and members of management with questions regarding the survey responses with a view to targeting specific aspects of board effectiveness and performance. The third party prepared reports based on feedback for each director and each committee. The GRC determined that both the board and its committees continue to function in an effective and appropriate manner. The board also met with the third party to identify ways to improve its effectiveness and create an action plan for improvement.

Orientation and Continuing Education

The company has a director orientation and continuing education program for directors in accordance with Hydro One’s corporate governance guidelines. The program has two purposes:

1)	to familiarize new directors with their responsibilities and with the various business activities of Hydro One; and

2)

to assist directors in enhancing their knowledge and skills and their understanding of the company’s business to help individual directors maintain and enhance their skills and abilities as directors, as well as to help ensure that their knowledge and understanding of the company’s business remains current.

Director Orientation

Upon appointment or election, new directors are provided access to Diligent Boardbooks, which contains the Hydro One director’s information manual and provides access to all meeting materials required for board and committee meetings. Among other things, the director’s information manual contains information about board and committee mandates, position descriptions, and copies of Hydro One’s by‑laws and corporate governance guidelines.

Upon appointment to a committee, each director has access to copies of minutes for the most recent committee meetings and a copy of the committee’s mandate. Newly appointed committee members are also provided with any relevant subject matter briefing material that may be of assistance to them. In addition, new directors are provided with briefings by management on key aspects of Hydro One’s business affairs, activities, corporate governance structure and our policies and procedures.

While director orientation is designed to be a complete introduction to Hydro One, it is also tailored to individual director needs. Directors are encouraged to proactively ensure they become and remain knowledgeable about Hydro One to fulfil their duties, and to seek additional information if necessary.

New directors are invited by standing invitation to attend quarterly meetings for all of the board’s committees, for their first year as a member of the board, to understand the functions of each committee and its responsibilities.

Continuing Education

The continuing director education program consists of the following elements, and includes, on an ongoing basis, as part of regular board and committee meetings:

•	information briefings and internal educational sessions to be held between regular board and committee meeting dates;
•	presentations, video recordings and updates from senior management;
•	quarterly corporate governance hot topics reports; and
•	discussions and industry briefings with external speakers on relevant topics related to Hydro One’s business.

Hydro One Limited | 2024 Management Information Circular 45

CORPORATE GOVERNANCE

We also support continuing education opportunities outside Hydro One. Each director is encouraged to attend external forums, conferences, seminars and education programs dealing with subject matters that are applicable to the member’s role on the board or its committees or to increase the member’s knowledge of the electricity sector and other areas of interest relevant to our businesses and affairs. The board has implemented a continuing education policy that provides financial support for directors to participate in continuing education. In 2023, the continuing director education program maintained its innovative practice of including video recordings on a variety of topics relevant to Hydro One’s business and the board. Videos were made available prior to board and committee meetings and time was allocated for question and answer sessions on meeting agendas.

Directors participated in various education sessions, including those listed in the following table:

Topic	Presented/Hosted by	Attended by
The Climate Challenge: The Role of the Chair	Deloitte	Helga Reidel
Electric Vehicles & the Grid	Infocus International	Tim Hodgson
Financial Services in a time of Climate Change	The Ticker Club	Tim Hodgson
Annual Workshop on the Economics of Electricity Policy and Markets	Ivey	Tim Hodgson
Globe & Mail 2023 Summit ‑ Road to Net Zero ‑ A climate guide for Canada's corporate leaders	Globe & Mail	Mitch Panciuk
Navigating Rising Expectations for Canadian Boards	Institute of Corporate Directors	Susan Wolburgh Jenah
Cyber Education Training	KPMG	Susan Wolburgh Jenah
Northwind 20th Annual Electricity Forum	Northwind Professional Institute	Cherie Brant
First Nations Major Projects Coalition Annual Conference	First Nations Major Projects Coalition	Cherie Brant and Mark Podlasly
Annual Energy Leaders Roundtable	Council for Clean and Reliable Energy	David Hay
ICD.D Designation	Institute of Corporate Directors	Stacey Mowbray
ICD.D Designation	Institute of Corporate Directors	Mark Podlasly
ICD.D Designation	Institute of Corporate Directors	Cherie Brant
Audit Committee Effectiveness	Institute of Corporate Directors	Stacey Mowbray
Cyber‑Risk Oversight Program	National Association of Corporate Directors	Stacey Mowbray
Overseeing Cybersecurity Risk	Professor Michael Parent	Board of Directors
Indigenous Ownership & Canada’s Economic Future	Canadian Club Toronto	David Hay, Mitch Panciuk, Cherie Brant and Mark Podlasly
Industry Disruption and Innovation	Senior Management	Board of Directors
Customer Affairs: Customer and Stakeholder Relations Session	Senior Management	GRC members
Powering Indigenous Communities	Senior Management	IPSO members

46 Hydro One Limited | 2024 Management Information Circular

Topic	Presented/Hosted by	Attended by
Large Capital Projects Portfolio Health	Senior Management	IPSO members
Indigenous People's Safety and Operations Orientation Sessions	Senior Management	Mitch Panciuk and Brian Vaasjo
Trends in Executive Compensation	Mercer	HRC members
Talent Program Management & Succession Planning Session	Senior Management	HRC members
Audit Committee Orientation Session	Senior Management/KPMG	Audit Committee members
Cyber Security and Critical Risk Analysis Session	Senior Management	Audit Committee members
Education session with the Chair of the Electrification and Energy Transition Panel	David Collie FCPA, FCMA, C. Dir., MBA	Board of Directors

Hydro One leadership participated in a two day cultural awareness session organized in partnership with the 9 First Nations Partners on the Waasigan Transmission Line Project which involved in class cultural/history training, community visits, and storytelling by several community elders, members and elected leaders

Board of Directors

Board Priorities

The board is responsible for the stewardship of the company and has adopted a board mandate setting out its responsibilities, which includes supporting a culture of integrity, approving the capital and financial structure of the company, strategic planning, risk management, appointment and oversight of management, board governance, communications and reporting to stakeholders. This year the board spent a significant amount of time on overseeing the refreshment of our corporate strategy.

The board mandate is attached as Schedule “A” to this circular, which can be found on page 109.

The Board’s Role in Strategy

The board believes that management is responsible for the development of Hydro One’s corporate strategy and that its role is to review, question and ultimately approve the strategy. A top priority for the board is to oversee the implementation of each strategic priority, which has resulted in ensuring, among other things, a strong alignment between delivery of strategic outcomes and management compensation.

In November 2023, the board of directors approved the refreshed corporate strategy. In December 2023, the board of directors approved the 2024 budget and 2024 to 2028 integrated business plan, both of which are correlated with the company’s corporate strategy.

In order to do this, the board:

•

participates in Hydro One’s strategy process throughout the year by reviewing and approving the strategic plan (taking into account the opportunities and risks of our business) and engaging in regular discussions to review strategy implementation progress and helps ensure the opportunities and risks of our business are adequately incorporated into strategic actions proposed by management;

•	regularly scrutinizes management’s execution of strategic initiatives and business plans (both regulated and unregulated efforts) and their results;

•	receives regular reports on implementation of the corporate strategy and detailed updates on each strategic initiative throughout the year at its scheduled meetings; and

•	assesses the company’s performance against financial and other objectives established in the company’s business plans, past performance and industry peers.

Hydro One Limited | 2024 Management Information Circular 47

CORPORATE GOVERNANCE

In 2023, the board participated in the company’s strategic planning process throughout the year by:

•	providing input and discussing perspectives related to strategy development at each board meeting;

•	completing survey(s) and interview(s) that provided input for consideration as the strategy was refreshed;

•	reviewing management’s proposed refresh to the vision, mission, values and brand promise of the company;

•	reviewing management’s proposed strategic priorities, strategic initiatives, associated risk implications and strategy outcomes of the company;

•	holding an annual strategy session in June 2023; and

•	ultimately approving the strategy in November 2023.

The June strategy session promoted the development of strategic foresight and agility by reviewing: environmental scans, competitor analysis, underpinning strategic conditions, critical enterprise risks, energy industry innovation, and long‑term demand‑based scenario planning. This served as the basis for an in‑depth review of the proposed strategic priority hypotheses, which were refined to become the core of the refreshed strategy.

Enterprise Risk Management (ERM)

Effective risk management is essential to supporting the successful execution of our strategy, enabling Hydro One to energize life for people and communities, to help create a better and brighter future for all, and to deliver upon the expectations of our stakeholders.

Hydro One understands the importance of effective ERM and has a mature ERM program that:

•	aligns with the strategic priorities and enablers outlined in Hydro One’s corporate strategy; and

•	provides stakeholder visibility into Hydro One’s risk environment and key risk management activities.

Hydro One’s ERM program continues to monitor, consider and where appropriate, implement guidance from established frameworks (including the ISO 31000 Risk Management and COSO ERM Frameworks) and industry best practices to support the company’s ability to assess, communicate and effectively respond to a rapidly changing risk environment.

The board retains responsibility for:

•

overseeing and approving the company’s ERM framework and programs for identifying, assessing and managing the company’s principal risks with a view to achieving an appropriate balance between the risks incurred and potential returns, and the long‑term sustainability of the company; and

•

overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the ERM framework is assigned to the board or one of its committees.

The Hydro One risk framework and risk universe reflect stakeholder consultations and describe the enterprise risks facing Hydro One.

48 Hydro One Limited | 2024 Management Information Circular

The board has approved the updated risk framework and risk universe and has delegated the oversight of some risks within the risk universe to its committees in alignment with their mandates. The following allocation of enterprise risks to the board and committees was approved in August 2023:

Board of Directors

Community Relationship	Environmental, Social & Governance[1]	Industry Disruption & Innovation	Investor Relationship	Market/ Economic Conditions	Work Program Accomplishment

Audit Committee		Indigenous Peoples, Safety & Operations Committee		Human Resources Committee	Governance & Regulatory Committee

Capital Structure	Liquidity	Business Continuity & Emergency Management	Physical Asset Security	Code of Business Conduct	Customer Relationship

Contractor Management	Privacy	Climate Change	Public Safety	Labour Optimization	Government Relationship & Policy

Cost and Productivity	Records Management	Environmental Compliance	Security Injury & Fatality (SIF) Incident	Pension Fund	Regulatory

Cybersecurity	Supply Chain	Indigenous Relationship	Tx/Dx Asset Capacity/ Configuration	Talent

Data Integrity	Technology Project Delivery	Personnel Security	Tx/Dx Asset Condition

Disclosure Risk (Financial & Non-Financial)	Technology Sustainment

■  Board/Committee    ■    Enterprise Risk

1.	While the Board retains overall accountability for ESG, there are a number of risks under ESG that have been allocated to other Committees to align with their mandates.

To assist the board in identifying the principal risks faced by the company, the ERM team facilitates an annual enterprise risk assessment during which management identifies the enterprise risks within the risk universe most critical to the achievement of the objectives of the corporate strategy. Risk profiles are created in conjunction with the risk owners and the ELT to:

•	describe each of these critical risks and articulate their underlying key risk drivers;
•	communicate management’s assessment of the risk ratings (e.g., likelihood, impact, and speed of onset of the risk); and
•	illustrate how the risks are managed and identify additional risk management actions and timelines to further mitigate these risks.

Results of the annual enterprise risk assessment are used to assist in management’s decision‑making, prioritization and allocation of resources. In addition, the annual enterprise risk assessment is used as an input into the internal audit planning process, allowing the internal audit function to provide independent and objective feedback on the key management programs used to manage risk.

Quarterly enterprise risk updates are provided to the board on the critical enterprise risks and emerging risks facing Hydro One. These quarterly enterprise risk updates describe key developments related to the enterprise risk profile and activities undertaken by management to mitigate these risks. In addition to the quarterly risk updates, the ERM team facilitates a series of “critical risk discussions” with the board and committees, the responsible risk owners and executives, to provide additional insights into the critical risks facing Hydro One.

Hydro One Limited | 2024 Management Information Circular 49

CORPORATE GOVERNANCE

A description of risk factors is provided in the management’s discussion and analysis for the fiscal year ended December 31, 2023. Please refer to Hydro One’s profile on SEDAR+ at www.sedarplus.com. The board’s assessment of the relative significance of these risks may change over time as they continue to be reviewed and reevaluated.

Cybersecurity Risk

Recent international events have heightened the importance of cybersecurity related disclosure for certain of our stakeholders, while cybersecurity continued to be an area of focus for Hydro One during the past year. The company is exposed to potential risks related to cyberattacks, supply chain compromises and unauthorized access to our systems. As the company continues to make investments in and rely on additional, more complex and interconnected digital technology to enable efficient operations, the likelihood of a cyber‑breach impacting our business increases. The board is responsible for overseeing Hydro One’s material cybersecurity, physical security, data privacy and information technology infrastructure, policies and programs. The audit committee receives updates from our chief security officer on a quarterly basis. Further, the audit committee is responsible for the adequacy and quality of the company’s cyber security and information technology systems, policies and programs and regularly receives IT and cybersecurity update reports as well as reports on cybersecurity and supply chain risks. Recognizing the importance of cybersecurity risk, in May, 2023, the board participated in an education session with Professor Michael Parent, a recognized expert on corporate governeace with a particular focus on cybersecurity, data privacy and IT governance, regarding the oversight of cybersecurity risk.

Cyber risk features prominently on the risk register. The company manages cyber‑related risks by establishing a common set of cybersecurity standards, periodic security testing, program maturity objectives, security partnerships and a unified security strategy built on a set of cybersecurity standards driven by the Ontario Energy Board (OEB). This Ontario specific set of standards is in alignment with the National Institute of Standards and Technology’s Cyber Security Framework. In addition to provincial regulatory requirements of the OEB, critical systems that support the North American Bulk Electric System are regulated by the North American Electric Reliability Critical Infrastructure Protection Standards. These two foundational frameworks establish strong security measures across all aspects of our operations.

Stakeholder Engagement

Hydro One is committed to understanding the interests of and maintaining and enhancing long‑term relationships with our analysts, investors, regulators, governments, creditors, employees, customers, suppliers, non‑governmental organizations, partners and other stakeholders and communities in which we operate. The board has a Corporate‑Shareholder and Stakeholder Engagement Policy to promote open, effective and sustained dialogue with our shareholders and partners. This policy is consistent with the company’s Insider Trading Policy and the Corporate Disclosure Policy and with our obligations to provide fair disclosure and maintain effective disclosure controls and procedures.

The board chair and other independent directors meet with shareholders and investor groups throughout the year on a variety of issues both with, and independently from, management.

Hydro One’s management team continued their global investor engagement through participation in conferences and execution of stakeholder meetings throughout the year. Stakeholder engagement, whether in a virtual, hybrid or in‑person setting, remains a vital part of Hydro One’s engagement strategy and provides an open and effective dialogue between our analysts, shareholders, management, and the board. Successfully executing the company’s engagement strategy to keep analysts and investors informed this year was critical following the regulatory approval of our first‑ever Joint Rate Application, the announcement of a leading First Nations partnership model, and the appointment of a new CEO. We continued to attend industry conferences, hosted non‑deal roadshows and increased our engagement with investors globally, including engagements with investors across Europe, Asia, and Australia. Below is an overview of some of the key engagement events that the board and management participated in with shareholders in 2023.

50 Hydro One Limited | 2024 Management Information Circular

Engaging with our customers, partners, stakeholders and Indigenous communities continues to be critical to addressing their evolving needs. Throughout 2023, the company leveraged technology to engage with an even greater number of stakeholders and community members successfully and meaningfully. Below is a snapshot of how Hydro One engaged with some of our largest stakeholders in 2023:

Customers

•     Residential and Small Business Customer Satisfaction - Overall customer satisfaction (CSAT) among residential and small business customers remained high at 87% in 2023, consistent with 2022. This demonstrates that customers continue to be very satisfied with the service they receive from Hydro One.

•     Training Innovation - Hydro One earned the Chartwell Bronze Customer Service Award for the development of its virtual reality training plan. The training uses VR headsets to provide an immersive, safe, interactive environment for learning and training. VR headsets are used to transport Contact Centre and Field Staff virtually to the work site, providing a fully immersive, safe, interactive environment for active learning and training. Trainees enter a 360°, active learning environment, experiencing the sights and sounds at the administration centers and at a customer’s property, dissolving the barrier between virtual and actual reality. By using innovative tools like VR, Hydro One can onboard employees efficiently and with an understanding of the end‑to‑end process to improve the customer experience.

•     Customer Interaction Analytics – Throughout the year, we implemented various enhanced interactive analytics solutions across the different customer facing channels (i.e., calls, email, webchat) to systematically analyze the thousands of interactions we have with our customers. These insights are helping us gain additional visibility and allow us to make improvements to the customer experience and to our training programs. We improved the system by making coaching and training better to decrease the number of repeated calls. We also automated quality audits to review 100% of all non‑subjective voice interactions in the contact centre. This will empower business intelligence decision‑making and is creating the next generation of Customer Experience.

•     myEnergy Rewards – In the spring of 2023, Hydro One launched myEnergy Rewards, a program that allows customers to enroll eligible smart home devices, such as smart thermostats, Electric Vehicles (EVs) and EV chargers, in exchange for receiving up to $185 in financial incentives for their participation in demand response events. This program empowers customers to help optimize Ontario’s electricity grid, reducing stress on the system during times of peak demand by lessening or shifting their electricity usage. Initial results show that each participating household can decrease its electricity use by about 0.87 kW on average during times of high demand. With approximately 15,000 households enrolled that’s the equivalent of a 13‑megawatt virtual power plant that can be used as a flexible resource to address distribution system issues.

Hydro One Limited | 2024 Management Information Circular 51

CORPORATE GOVERNANCE

Large Customers

•     In 2023 overall CSAT among Commercial and Industrial, Large Distribution and Transmission Connected Customers improved from 79% in 2022 to 84%. This improvement can be attributed to some of the following initiatives that occurred during the year and a closer relationship with our customers:

1.     Educational Webinars on Billing

2.     The Momentary Outage Tracking Tool

3.     Customer Advocacy Internally (Process Improvements)

4.     Establishment of Tier One Commercial and Industrial Account Management

•     In 2023 we continued to work with the Province in the evolution of the EV industry by successfully ensuring that ample capacity and infrastructure can be provided for the announced Volkswagen plant in St. Thomas from both a temporary and permanent connection perspective.

•     Along with the support of the EV industry we are also seeing increased demand for both data centres and large warehouse depots. These customer types are coming with proposed service sizes significantly larger than traditional connections on both the transmission and distribution systems. This poses some localized capacity challenges and will require creative solutions for capacity in both traditional and non‑traditional methods.

•     In addition to traditional work to enable increased demand for load connections, in 2023 there was significant effort to enable generation connections as required by the Independent Electricity System Operator. The announced connections for generation in both transmission and distribution system are expected to exceed 4,000 megawatts by 2027 and Hydro One has spent significant time and effort to enable the successful applications for connection.

52 Hydro One Limited | 2024 Management Information Circular

Communities

•     Hydro One’s community investment initiatives continue to have a meaningful impact in communities across Ontario.

•     We promote employee‑led giving and volunteering through our successful Power to Give program and work with a select number of signature charitable partners aligned with our value of Building Safe Communities.

•     Highlights of these partnerships and programs include:

–     Addressing pressing local needs through the Energizing Life Community Fund, Hydro One made contributions of $25,000 to 25 different municipalities, Indigenous communities, and charities across the province.

–     In September, 2023, we held the 4th annual Power to Give Month at Hydro One. With the help of 181 volunteer employee Ambassadors who hosted over 150 events across the province and promoted other giving opportunities, we raised approximately $2 million, match inclusive, for causes selected by our employees. Employees also tracked volunteer hours throughout the year providing invaluable help to a wide variety of registered Canadian charities and not‑for‑profit organizations.

–     We continue to support the ACT Foundation, which celebrated 3 million students being trained in CPR/AED in Ontario.

–     We also supported Indigenous communities in Ontario through the creation of multi‑year partnerships focused on cultural preservation, such as language preservation programs to connect youth back to their culture.

–     Building upon our existing partnership with Coaches Association of Ontario (CAO) and the Little Native Hockey League, we launched Hydro One’s Indigenous Hockey Coaching Grant. The grant was created to increase Indigenous representation in sports leadership by making hockey more affordable and accessible to coaches from Indigenous communities. Teams from 38 Indigenous communities received funding for expenses such as equipment, travel, and training.

–     We endeavour to build trust with the communities in which we operate. This means maintaining open lines of communication with communities, while being ready and willing to address issues and concerns when they arise. For capital projects, it begins with involving communities and stakeholders early in the project lifecycle – actively listening, incorporating feedback where possible and working collaboratively with interested community members to mitigate local concerns and project risk alike.

–     For all new major projects, Hydro One strives to ensure communities share in the benefits of the development of critical infrastructure. This will be accomplished by building partnerships – similar to what was achieved with the Municipality of Chatham‑Kent and the Municipality of Lakeshore, which explicitly supports five critical transmission lines in Southwest Ontario. Building partnerships will necessarily involve the consideration of shareholder and community interests and be a central feature of our efforts to proactively demonstrate long‑term commitment to the communities where we operate.

–     In addition to building partnerships, we use a variety of community engagement tools and forums to involve communities and stakeholders in our capital program. In 2023, by leveraging online forums, virtual and in‑person open houses, door‑knocking campaigns, targeted ads and notifications, council presentations and one‑on‑one meetings, we have had more than 14,900 direct interactions with community members in Southwest and Northern Ontario, as well as Toronto, in support of major capital work.

Hydro One Limited | 2024 Management Information Circular 53

CORPORATE GOVERNANCE

Indigenous Peoples

•     We continued to implement our corporate Indigenous Relations Policy to guide our efforts toward becoming a trusted partner to Indigenous communities and supporting meaningful economic reconciliation.

•     Hydro One is committed to increasing our Indigenous spend to 5% of all our sourceable procurement by 2026. In 2023 our Indigenous procurement spend was $142.3 million, which was approximately 5.7% of total sourceable spend.

•     As part of our community investment program, we are committed to ensuring that 20% of our corporate donations and sponsorships support Indigenous communities.

•     Hydro One achieved the highest level certification with the Progressive Aboriginal Relations program of the Canadian Council for Aboriginal Business, which is the Gold level.

•     We continued our journey to meaningful economic reconciliation with Indigenous communities and entered into agreements for our First Nations Equity Partnership model that offers 50% of equity in all new transmission line projects to impacted First Nations on the Waasigan project. In 2023 we signed term sheets with four of five First Nations on the Chatham by Lakeshore project in support of the model and the project itself.

Public Disclosure of Governance Materials

We are committed to keeping our shareholders apprised of our corporate governance practices. The mandates for the board and each of its committees and other important governance‑related materials, including our corporate governance guidelines and policies, are available to the public in the corporate governance section of our website at: https://www.hydroone.com/about/corporate-information/governance.

Internal Controls and Management Information Systems

The board oversees the integrity and effectiveness of our management information systems and internal controls, and approves our Corporate Disclosure Policy. This oversight is carried out primarily by the audit committee, which oversees our financial reporting and management’s processes for evaluating and certifying the design and effectiveness of internal controls over financial reporting and disclosure controls and procedures. The audit committee meets separately with the Chief Financial Officer, the head of internal audit and with the external auditors without management present. The audit committee receives regular reports from management and the internal audit department on our internal controls and any significant deficiencies in controls. While the HRC has oversight responsibilities for Hydro One’s Code of Business Conduct and Whistleblower Policy, the audit committee is notified of any complaints about accounting or auditing matters.

54 Hydro One Limited | 2024 Management Information Circular

Committee Reports

Below is a description of the mandate and membership of each committee, as well as the accomplishments and highlights of each committee for 2023.

Audit Committee:
Committee Members: Stacey Mowbray (Chair) Mark Podlasly Helga Reidel Mitch Panciuk Brian Vaasjo The committee met in camera without management at each of its regularly scheduled meetings.

Committee Membership: The audit committee must consist of at least three directors, all of whom must be independent and “financially literate” (within the meaning of applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52‑110 – Audit Committees).

At least one member of the audit committee must qualify as an “audit committee financial expert” as defined by the applicable rules of the United States Securities and Exchange Commission. Each member of the audit committee qualifies as an audit committee financial expert.

Duties and Responsibilities include overseeing:

•     the external audit process and the independence, qualification, appointment, performance and compensation of the external auditors;

•     the internal audit, accounting, accounting controls and finance processes, including the work and performance of the internal finance, accounting and audit functions;

•     the integrity of the company’s financial statements and financial reporting processes, including the audit process and the company’s internal control over financial reporting and disclosure controls and procedures;

•     the company’s compliance with the applicable legal and regulatory requirements relating to accounting, auditing and internal control matters, including the procedures for managing the key risks associated with and any complaints relating to accounting, internal accounting controls or auditing matters; and

•     the adequacy and quality of the company’s cyber security and information technology systems, policies and programs.

Hydro One Limited | 2024 Management Information Circular 55

CORPORATE GOVERNANCE

Audit Committee: (continued)

2023 Accomplishments and Highlights include:

•     Reviewed:

–     the external auditors’ quarterly report on interim financial statements;

–     the annual assessment and evaluation of the external auditors;

–     internal audit quarterly reports;

–     IT Technology Delivery and cyber security update reports;

–     financing and tax updates;

–     the company’s insurance program;

–     the Corporate Disclosure Policy and compliance report;

–     the ERM updates;

–     reports on risks related to the committee’s mandate, including cybersecurity and supply chain risks;

–     the annual business expense report for the President and CEO and their direct reports; and

–     regulatory updates pertaining to financial matters.

•     Reviewed and approved:

–     the internal auditor’s annual audit plan;

–     the internal audit and financial control assurance report;

–     audit and non‑audit fees and services;

–     Delegation of Authority Policy/Limits;

–     2024 Audit Committee Work Plan; and

–     amended committee mandate.

•     Reviewed and recommended:

–     the appointment of the external auditor;

–     the quarterly and annual financial statements and the disclosure contained in management’s discussion and analysis;

–     the 2022 annual report; and

–     Whistleblower Policy (Recommended to GRC).

Recognizing the importance of independent dialogue, the audit committee meets with the head of the company’s internal audit function and the external auditors in separate in camera executive sessions during each of its quarterly meetings to discuss any matters that the audit committee or any of these groups believes should be discussed. The audit committee also met in camera with Mr. Lopez, our EVP, Chief Financial and Regulatory Officer, during each of its quarterly meetings.

56 Hydro One Limited | 2024 Management Information Circular

Governance and Regulatory Committee:
Committee Members: Susan Wolburgh Jenah (chair) Cherie Brant David Hay Melissa Sonberg The committee met in camera without management at each of its regularly scheduled meetings.

Committee Membership: The GRC must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•     the board’s approach to corporate governance generally, including its standards, practices, policies and procedures;

•     the company’s relationship with the Province under the Governance Agreement, including overseeing the composition of the board and the processes for identifying and nominating directors to the board as set out in the Governance Agreement;

•     the director orientation and continuing education programs and practices, the board performance and evaluation process and board chair and committee chair succession;

•     recommendations to the board director compensation and director protection programs, including directors’ and officers’ insurance and indemnification;

•     regulatory matters and public policy initiatives associated with the electricity and utility sector impacting the company and the company’s relationship with electricity and utility regulators, including the OEB;

•     the company’s relationships with its customers; and

•     the relationship between the board and the company’s independent Ombudsman.

Hydro One Limited | 2024 Management Information Circular 57

CORPORATE GOVERNANCE

Governance and Regulatory Committee: (continued)

2023 Accomplishments and Highlights include:

•     Reviewed:

–     the director nomination process and communications with the Province;

–     the board education program;

–     reports on external director positions held by directors;

–     reports on risks related to the committee’s mandate, including customer relationship risk and mitigation;

–     the evergreen list for potential director nominees and annual director nomination and succession planning;

–     the ERM updates;

–     director and officer insurance programs;

–     quarterly corporate affairs reports including stakeholder engagement and customer relations initiatives;

–     Ombudsman’s Mandate;

–     2023‑2024 Annual Director Nomination;

–     reports from the company’s Ombudsman and the Ombudsman’s annual report; and

–     quarterly Regulatory Affairs and Strategic Policy reports.

•     Reviewed and approved:

–     the company’s Ombudsman’s 2022 performance assessment and 2022 short‑term incentive payout;

–     the 2024 budget and 2023 scorecard for the company’s Ombudsman; and

–     the board evaluation process for 2023; and

–     the 2024 GRC Work Plan.

•     Reviewed and recommended:

–     The company’s Ombudsman 2023 long‑term incentive grant;

–     the 2023 management information circular;

–     the Board Assessment Action Plan;

–     the committee membership and structure; and

–     Corporate Governance Documents

–    Board and Committee Mandates;

–    Board Diversity Policy;

–    Chair of the Board Position Description;

–    Committee Chair Position Description;

–    Corporate Governance Guidelines;

–    Director Position Description;

–    Director Compensation, Travel and Expense Policy;

–    Majority Voting Policy;

–    Skills Matrix;

–    Whistleblower Policy; and

–    Code of Business Conduct.

58 Hydro One Limited | 2024 Management Information Circular

Indigenous Peoples, Safety & Operations Committee:
Committee Members: David Hay (chair) Cherie Brant Susan Wolburgh Jenah Brian Vaasjo Mitch Panciuk The committee met in camera without management at each of its regularly scheduled meetings.

Committee Membership: The IPSO committee must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•     the environmental strategies, policies and programs of the company;

•     ensuring the maintenance of effective public and occupational safety strategies and programs consistent with the company’s priority to be the safest and most efficient utility;

•     the company’s approach, framework and programs and policies for partnerships, accommodation and other significant relationships and engagement with Indigenous Peoples communities; and

•     significant or strategic operational activities of the company, including major capital projects, and strategic or long‑term investments.

2023 Accomplishments and Highlights include:

•     Reviewed:

–     quarterly reports on Indigenous Relations, environment and sustainability, public and occupational health and safety, reliability, the company’s work program, productivity, personnel and physical security, and public injuries and fatalities;

–     quarterly reports on operations and major projects;

–     quarterly report on internal audit matters;

–     capital projects portfolio health and distribution operations strategy updates;

–     2023 IPSO workplan;

–     IPSO definitions;

–     powering Indigenous communities; and

–     critical risk discussion: serious injury & fatality (SIF) incident

•     Reviewed and recommended:

–     business cases and variances; and

–     IPSO Committee Mandate Review (Recommended to GRC).

Hydro One Limited | 2024 Management Information Circular 59

CORPORATE GOVERNANCE

Human Resources Committee:
Committee Members: Melissa Sonberg (chair) Mark Podlasly Stacey Mowbray Helga Reidel The committee met in camera without management present at each of its regularly scheduled meetings.

Committee Membership: The HRC must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•     the effectiveness of the company’s human capital and human resources strategy, policies, programs and procedures, including diversity and inclusion policies and practices;

•     the compensation and incentive policies, programs and plans of the company designed to attract, retain and develop executives and employees with the skills and expertise needed for the company to carry out its strategies, business and operations;

•     the compensation of the President and CEO and the Designated Employees;

•     retaining external consultants and advisors to receive independent and objective advice on the compensation and human resources policies and programs of the company;

•     reviewing matters relating to succession planning of the company’s President and CEO and the Designated Employees;

•     the company’s policies and programs to promote a culture of integrity and responsible stewardship, including through its oversight of the Code of Business Conduct and the Whistleblower Policy, and related practices and procedures; and

•     the company’s labour relations strategy.

2023 Accomplishments and Highlights include:

•     Reviewed:

–     enterprise risk management updates;

–     regular People Strategy updates, including initiative spotlights;

–     2023 HRC Committee Work Plan;

–     quarterly Code of Business Conduct and ethics and Whistleblower Policy updates;

–     incentive compensation information and benchmarking;

–     executive shareholdings against our share ownership guidelines;

–     performance reports for both the defined benefit pension plan (DBPP) and the defined contribution pension plan (DCPP);

–     updates to the company’s Diversity, Equity, and Inclusion strategy;

–     updates on talent management and succession planning;

–     executive share ownership holdings against requirements;

–     updates on the company’s People Strategy including effectiveness metrics;

–     employee survey results;

–     a compensation risk assessment;

–     Code of Business Conduct and Ethics Office Report; and

–     2024 individual performance scorecards for the CEO and Designated Employees.

60 Hydro One Limited | 2024 Management Information Circular

Human Resources Committee: (continued)

•     Reviewed and approved:

–     2023 Executive Merit Increase Budget ‑ Excluding the CEO & Designated Employees;

–     2022 DBPP, DCPP and year‑end financial statements and DBPP statement of investment policies and procedures;

–     the company’s Diversity, Equity, and Inclusion commitment statement;

–     updates on our labour strategy;

–     the new peer group;

–     DBPP and DCPP reports;

–     labour strategy;

–     2024 HRC Committee Work Plan; and

–     Hydro One Pension Plan Statement of Investment Policies and Procedures.

•     Reviewed and recommended:

–     President and CEO’s position description;

–     amended committee mandate;

–     2022 STIP corporate scorecard results and performance multiplier;

–     2022 Aggregate Individual performance multiplier – excluding the CEO and Designated Employees;

–     2023 short‑term incentive plan (STIP) scorecard;

–     2023 long‑term incentive plan (LTIP) performance measures;

–     2022 STIP for the President and CEO;

–     2023 LTIP grant for management, Designated Employees and the President and CEO;

–     2020 LTIP performance multiplier;

–     management information circular compensation discussion and analysis;

–     the President and CEO succession plan;

–     Compensation Recoupment Policy;

–     LTIP Grants for New Hires or Promotions;

–     2024 LTIP Off‑cycle Pool;

–     Employee Share Ownership Plan (ESOP) amendments;

–     2024 target total compensation structure for the CEO;

–     2024 Management Merit Increase Budget;

–     2023 PWU and Society Share Grants;

–     Human Resources Committee Mandate (Recommended to GRC);

–     Code of Business Conduct (Recommended to GRC);

–     Whistleblower Policy (Recommended to GRC);

–     Executive Rewards Program;

–     Interim CEO Performance and Compensation;

–     ELT Status Update and ELT Employment Agreements;

–     CEO and EVP Supplemental Executive Retirement Plan (SERP).

Hydro One Limited | 2024 Management Information Circular 61

	3	EXECUTIVE COMPENSATION
Executive

Compensation

Table of Contents

Section	See page
I Letter to Shareholders	63
II Compensation Discussion and Analysis	68
A. Named Executive Officers	68
B. Compensation Philosophy and Practices	68
i. Compensation Guiding Principles	68
ii. 2023 Compensation Practices at a Glance	69
C. Executive Compensation Framework	69
D. Compensation Governance	70
i. Human Resources Committee	70
ii. Compensation Advisors	70
iii. Risk Management Process	70
iv. Compensation Practices	71
v. Environment, Social and Governance (ESG)	72
vi. Say on Pay	72
E. Executive Compensation Decision-making Process	72
F. Named Executive Officer Pay Benchmarking	74
i. Compensation Peer Group Selection Criteria	74
ii. Primary Compensation Reference Peer Group	75
G. Compensation Components and Decisions	76
i Components and Decisions of 2023 Compensation	76
ii. Target Compensation Mix	77
H. Compensation Disclosure	88
i. Share Performance	88
ii. NEO Compensation and Alignment with Shareholder Value	89
iii. Supplemental Disclosure	90
iv. Summary Compensation Table	92
v. Aggregate Dilutive Impact of Equity‑Based Compensation Arrangements	96
vi. Termination and Change in Control Provisions	96
I. Appendices	99
i. Securities Authorized for Issue Under Equity Compensation Plans	99
ii. Equity‑based Long‑term Incentive Plan	99
iii. Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals	104

62 Hydro One Limited | 2024 Management Information Circular

I – Letter to Shareholders

Dear fellow Shareholders,

On behalf of Hydro One’s Human Resources Committee (Human Resources Committee or HRC) and the board of directors (the board), I am pleased to share our report on executive compensation.

The HRC oversees all aspects of human resources, including talent management, succession planning, executive compensation and labour relations, as part of our ongoing board efforts to meet the expectations of all Hydro One stakeholders.

Hydro One’s executive compensation program is designed to support our corporate vision and strategy with a commitment to explain our approach in a simple and transparent manner. Our compensation philosophy is based on the principle of pay‑at‑risk tied to explicit performance results that create value for all stakeholders. To further align the executive compensation programs with our corporate strategy and compensation philosophy, a number of important updates were introduced in 2023 as described in the 2023 Executive Compensation Program section on page 64.

Key updates include:

•	A realignment of the ELT’s roles and responsibilities including several internal promotions;
•	The re‑introduction of equity‑based pay;
•	A refreshed compensation peer group; and
•	The increase of pay‑at‑risk for our executives.

The HRC carefully assesses and makes recommendations to the board on how performance measures and targets are determined. These measures reflect the company’s pay‑for‑performance philosophy, as well as short‑ and long‑term strategic priorities. As always, our targets must be achieved within the principles of prudent risk management, good corporate governance, and compliance with relevant standards and regulations.

On behalf of the board, and with our compensation guiding principles in mind, the HRC oversees and assesses our compensation program, including payouts for the executive team, while working to continuously improve our practices and standards. We are committed to aligning pay with shareholder interests, while recognizing our unique stakeholder dynamics.

Executive Leadership Team Changes and Appointments

On February 1, 2023, David Lebeter, previously the Chief Operating Officer, became Hydro One’s new President and CEO. Mr. Lebeter, in conjunction with the HRC, subsequently conducted an extensive review of the ELT and on April 13, 2023 announced a number of changes, as outlined below:

•	Chris Lopez took on additional responsibilities for the regulatory portfolio and became Executive Vice President (EVP), Chief Financial and Regulatory Officer;
•	Megan Telford took on expanded responsibilities for strategy, planning and key accounts as EVP, Strategy, Energy Transition and Human Resources;
•

Teri French was promoted from VP, Forestry Services and President and CEO of Hydro One Remote Communities Inc. to EVP, Operations and Customer Experience and later assumed responsibility of the Safety portfolio;

•	Andrew Spencer was promoted from VP, Transmission & Stations to EVP, Capital Portfolio Delivery; and
•	Following Paul Harricks, Chief Legal Officer’s decision to transition to a Senior Advisor role and then retire at the end of 2023, Cassidy McFarlane was promoted to the role of General Counsel.

Hydro One Limited | 2024 Management Information Circular 63

EXECUTIVE COMPENSATION

Subsequent changes that occurred throughout the year and into 2024 include:

•	Andrew Spencer assumed additional responsibilities overseeing the Digital & Technology Solutions portfolio on an interim basis;
•	Chris Lopez decided to leave the organization on June 30, 2024 after seven years of leadership and continued contribution to Hydro One’s success;
•	Lisa Pearson joined Hydro One taking on the role of SVP, Corporate Affairs on February 5, 2024; and
•	Renée McKenzie joined Hydro One taking on the role of EVP, Digital & Technology on March 25, 2024.

The HRC and the board are confident this ELT reflects the deep strength of our talent base and effectiveness of our succession management processes. With Mr. Lebeter’s proven leadership, we believe this team has the critical skills and capabilities to successfully execute Hydro One’s corporate strategy, meet and exceed all our stakeholders’ expectations, and drive the province’s energy transition.

2023 Executive Compensation Program

Following the sunset of the Executive Compensation Framework (ECF) on January 1, 2023, and to ensure we can attract and retain experienced executives to guide Hydro One as it progresses through the profound and rapid energy transition taking place in Ontario, the HRC worked with its independent advisor and the ELT to consider a number of important updates to the 2023 executive compensation program. These changes were thoroughly assessed relative to our underlying compensation guiding principles which primarily emphasize performance‑orientation, long‑term focus and talent market competitiveness. The HRC feels strongly that this balances the interests of all stakeholders while retaining our commitment to customers and employees to provide a safe and reliable supply of electricity while operating with prudent fiscal management. We also committed to fair compensation for our executives reflecting the size, scope, impact, and complexity of our business. Key elements of the updated executive compensation program include:

•

as noted in 2023, an updated executive compensation benchmarking peer group that more accurately reflects the size, scope, impact and complexity of the company and positions us to be competitive in the market for executive talent. This peer group continues to reflect the dynamic of our ownership structure by including a unique mix of comparably‑sized publicly traded and public sector (government‑owned) energy and utility companies from across North America;

•

as shared in 2023, compensation targets set in reference to the market, while actual compensation increases are considered over time, based on changes to the scope and maturity of the executive’s role and responsibilities, company and individual performance outcomes, and to support the succession planning process;

•	a payout cap of 110% of target for Short‑term Incentive Plan (STIP) awards for the President and CEO and EVP level executives;
•

new awards under our equity‑based Long‑term Incentive Plan (LTIP) that are 100% performance‑based and vest at the end of four years for the President and CEO and EVPs. The purpose is to better reflect long‑term strategic decision making and to provide greater alignment with long‑term value creation for shareholders, customers and our diverse stakeholders;

•	enhanced share ownership guidelines for executives to maintain minimum levels of share ownership throughout employment and for a period of time post‑retirement;
•	a new Supplemental Executive Retirement Plan (DC SERP) for the President and CEO and EVP level executives to support individual retirement planning, and
•	a new allowance plan as part of our commitment to employee wellbeing.

It is important to note that our executive compensation program continues to provide the majority of executive compensation in at‑risk, performance‑based incentive plans (rather than guaranteed payments) that align with performance outcomes over the short‑ and long‑term. These plans are well‑balanced to reflect a variety of strategic performance outcomes that are important to the long‑term success of the company on behalf of all of our stakeholders.

Additionally, it is noteworthy that the President and CEO and ELT compensation is entirely funded from the company’s earnings, and it is not recovered through rates or paid by customers.

64 Hydro One Limited | 2024 Management Information Circular

President and CEO Compensation

Mr. Lebeter’s compensation was adjusted in 2023 to reflect his promotion from Chief Operating Officer to President and CEO as well as changes made to the executive compensation program. Our President and CEO’s compensation reflects an updated peer group aligned with our competitive talent market. This alignment was reinforced during our President and CEO search process. The compensation also includes an increase over time to close the gap to market‑competitive pay levels and the delivery of additional compensation through variable pay. In 2023, our target compensation for President and CEO delivered 75% of total direct compensation in performance‑based pay compared to 67% in 2022, and was positioned below 11 of 16 companies in the peer group.

David Lebeter 2022 Target Compensation (as Chief Operating Officer)	2022 Target Compensation Mandated by HOAA’s Executive Compensation Framework (for President and CEO role)	David Lebeter 2023 Target Compensation (as President and CEO)
$1,144,245 64% pay‑at‑risk	$1,604,488 67% pay‑at‑risk	$2,400,000 75% pay‑at‑risk

Detailed information about these updates is provided in the following Compensation Discussion and Analysis (CD&A) section.

The HRC continues to monitor market trends to ensure the organization responds to all stakeholder needs with prudent and pragmatic approaches to compensation and governance.

Pay‑for‑Performance

Our employees continued to deliver strong results in 2023 with robust safety, productivity and financial results. Our incentive plans recognize and reward employees for their tireless commitment and resilience balancing the interests of all stakeholders, including our shareholders. The corporate performance measures in our short‑ and long‑term incentive plans are directly aligned with our four strategic priorities:

	Be the Safest and Most Efficient Utility	Plan, Design, and Build a Grid for the Future	Innovate and Grow the Business	Advocate for our Customer
2023 Short-term Incentive Plan	Health & Safety – 20% Productivity – 10%	Reliability – 10% Work Program – 10%	Net Income – 30%	Customer – 20%
2021-2023 Long-term Incentive Plan			Earnings per Share – 75% with a Dividend modifier
Relative Total Shareholder Return – 25%

As shown on the right, Hydro One continues to provide higher returns to shareholders compared to the TSX Capped Utilities and the TSX Composite indices over the past five years. We have delivered returns of 134% over five years compared to 59% for the TSX Capped Utilities index and 71% for the broader TSX Composite index. This performance reflects the successful execution of our balanced strategy to deliver value to all stakeholders.

Hydro One Limited | 2024 Management Information Circular 65

EXECUTIVE COMPENSATION

Throughout 2023, Hydro One delivered upon several key strategic priorities:

Productivity and Net Income – Hydro One continued its strong productivity and financial performance by exceeding targets across both measures. Productivity savings for 2023 were $113.9M and net income to shareholders was $1,085M. Over the past three years, we delivered an average earnings per share of $1.73.

Growing the Capital Work Program – Hydro One continually focuses on effectively delivering the capital work program, expanding new facilities and reinvesting in Hydro One’s existing infrastructure. Hydro One successfully delivered capital expenditures of $2,531M and In‑Service Additions of $2,324M in 2023.

Environment, Social, and Governance – Hydro One remains committed to expanding our ESG focus by pursuing key initiatives across our priority areas of People, Planet, and the Community. We conducted our third annual employee engagement survey and saw our highest ever experience score of 71% and our highest safety score index of 88%. This reflects our initiative to strengthen employee engagement and our employees’ knowledge that being the safest and most efficient utility is one of our top priorities. Our safety results (0.023 High Energy Serious Injury and Fatality incidents per 200,000 hours and 0.562 Recordable Incidents per 200,000) indicate strong performance in 2023. We remain committed to continually improving and striving for best‑in‑class safety performance.

Partnerships – Hydro One was awarded the Gold level certification from the Canadian Council for Aboriginal Business (CCAB) recognizing our commitment and efforts to build a strong, lasting, and mutually beneficial relationship with Indigenous communities. Hydro One was also awarded the construction of three new priority transmission lines, partnering with several Indigenous partners to meet the growing electricity demands in Northeastern and Eastern Ontario.

Talent Management – Following Mr. Lebeter’s appointment as President and CEO we leveraged our robust and effective succession program that identifies, assesses, and develops leaders to promote several of our existing executives into ELT roles. Hydro One remains committed to providing a strong and diverse leadership for the organization to execute our strategy of driving value creation for our stakeholders and responding to the profoundly changing energy sector.

Supporting our Strategy – In 2023, the board approved our refreshed strategy, emphasizing the essential role our people play in achieving our goals. Further details on our refreshed strategy will be provided in 2024.

Incentive Plan Results

Hydro One’s compensation philosophy is based on the principle of pay‑at‑risk being tied to explicit performance results in order to create value for all stakeholders. In 2023, President and CEO pay‑at‑risk (through both the STIP and LTIP) was 75% of target total direct compensation (as compared to 67% in 2022) and the other NEOs pay‑at‑risk ranged from 62% to 65% of target total direct compensation.

Based on performance achievements defined in the 2023 corporate scorecard, the board approved an annual STIP payout of 112.39% of target. A full description of the 2023 corporate scorecard performance measures and results are provided under Short‑term Incentive Decisions for 2023 starting on page 79.

Additionally, the HRC reviewed the performance achievements tied to our previous cash‑based LTIP. Based on 2021 to 2023 performance against established measures, the board approved a 2021 LTIP payout of 147.41% of target. Executives subject to the executive compensation framework were capped at 100% of target award. Detailed results are provided under Long‑term Incentive Decisions for 2023 starting on page 86.

No adjustments were made to either the 2023 STIP or 2021 cash‑settled LTIP from the performance measures and targets established at the beginning of the performance period.

66 Hydro One Limited | 2024 Management Information Circular

2024 Priorities

Hydro One’s people and culture continue to be critical to the successful execution of the company’s corporate strategy. We will continue to nurture a culture that will allow us to realize our purpose of energizing life with reliable and sustainable solutions for a brighter future. This also includes advancing our efforts in enhancing DEI across all levels of employment as part of the execution of our people strategy. We are also committed to supporting Mr. Lebeter as he fills the Chief Financial and Regulatory Officer vacancy on the ELT.

We regularly review our compensation philosophy for alignment with our strategy and the competitive talent market, as well as stakeholder expectations, and assess that our compensation targets are appropriately positioned for strategic success in the long‑term. Given the importance of ESG, the HRC and the board will continue to work with the ELT to further strengthen the integration of ESG into our compensation plans.

The HRC and board of directors remain committed to open and transparent communication about our executive compensation program. We trust the CD&A provides you with clear and relevant information that allows you to understand and evaluate our executive compensation program and practices, and to cast an informed ‘say on pay’ vote at the upcoming annual meeting of shareholders. We welcome your comments and questions and invite you to submit them by email c/o the Corporate Secretary at

corporatesecretary@hydroone.com

.

Sincerely,

Melissa Sonberg Chair of the Human Resources Committee

Hydro One Limited | 2024 Management Information Circular 67

EXECUTIVE COMPENSATION

II – Compensation

Discussion and Analysis

This CD&A provides information regarding the company’s 2023 compensation approach as well as its compensation practices, policies and plans during that year. This CD&A pertains to Hydro One Limited and its subsidiaries, including Hydro One Inc. Unless the context otherwise requires, references in the CD&A to the company and Hydro One refer to Hydro One Limited and its subsidiaries and references to executive(s) refer to employees of the company who hold a VP role and above, which includes the named executive officers (NEOs).

A. Named Executive Officers

The NEOs for 2023 are as follows:

Name	Title
David Lebeter(1)	President and Chief Executive Officer (President and CEO)
Chris Lopez(2)	EVP, Chief Financial and Regulatory Officer
Andrew Spencer	EVP, Capital Portfolio Delivery
Megan Telford	EVP, Strategy, Energy Transition and Human Resources
Paul Harricks(3)	Former Chief Legal Officer
William Sheffield(4)	Interim President and Chief Executive Officer

Notes:

1.	Mr. Lebeter assumed the position of President and CEO on February 1, 2023.
2.	Mr. Lopez decided to leave the organization on June 30, 2024.
3.	Mr. Harricks became a Senior Advisor on April 13, 2023 and continued in this capacity until his retirement on December 31, 2023.
4.	Mr. Sheffield was appointed Interim President and CEO on June 21, 2022 and held the position until February 1, 2023.

B. Compensation Philosophy and Practices

i. Compensation Guiding Principles

This section provides an overview of the executive compensation philosophy, practices and policies that were in place during the year.

2023 Executive Compensation Philosophy

Hydro One’s executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the calibre of talent and skills necessary to deliver on Hydro One’s corporate strategy, balance stakeholder interests, grow its business and increase shareholder value. The following table outlines the principles confirmed by the board and used to inform our compensation decisions:

Principle	Objective
Performance- oriented

To provide pay‑for‑performance and align performance objectives to strategy and core values over both the short‑ and long‑term horizons to reinforce our strategic business objectives and a performance‑oriented culture

Long-term focus	To reward sustainable growth that supports long‑term value creation for shareholders and customers
Market competitive	To attract and retain high‑performing employees with market‑aligned compensation
Individual accountability	To foster a culture of individual ownership and accountability, while encouraging teamwork

68 Hydro One Limited | 2024 Management Information Circular

Principle	Objective
Balanced approach to risk	To support an appropriate level of risk‑taking that balances short‑ and long‑term company objectives
Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs
Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non‑monetary rewards

ii. 2023 Compensation Practices at a Glance

The table below highlights executive compensation practices we have implemented to drive performance and achieve shareholder value.

✔	What Hydro One Does	x	What Hydro One Does Not Do
✔	Pay‑for‑performance (see pages 64, 65, 66, 79, and 86)	x	No hedging (see page 71)
✔	Caps on incentive payouts (see pages 78 and 85)	x	No loans to executives
✔	Independent compensation advice (see page 70)	x	No reloading of options or evergreen option plan limits
✔	Benchmarking (see pages 74 and 75)	x	No repricing of stock options
✔	Share ownership requirements (see pages 71 and 72)	x	No single trigger change in control provisions (see page 96)
✔	Incentive Compensation Adjustments – Principles and Practices. Established specific conditions under which the board may apply discretion (see page 71)
✔	Clawbacks (see page 71)
✔	Reward achievement based on predetermined objectives (see pages 79 to 85)
✔	Performance‑based vesting (see page 86)
✔	Pay‑at‑risk (see pages 79 to 86)
✔	Align pay to shareholder returns (see page 66)
✔	Fixed limits on the number of shares that can be issued under the equity plans (see pages 100 and 104)

C. Executive Compensation Framework

The executive compensation framework established pursuant to the Hydro One Accountability Act of 2018 was in effect until January 1, 2023. The framework set out certain requirements for compensation of Hydro One’s executives, including setting the maximum allowable payout of STIP and cash‑settled LTIP awards at 100% of target for the President and CEO and EVPs. These requirements will continue to remain in place for NEOs who received 2021 and 2022 cash‑settled LTIP awards granted under the executive compensation framework.

Hydro One’s updated executive compensation program is linked to performance, increases pay‑at‑risk, and considers the competitive talent market. The company remains committed to attracting, retaining and motivating the talent necessary to achieve its strategy, through prudent and pragmatic compensation programs that set pay in reference to the market in which we seek (or lose) critical talent.

Hydro One Limited | 2024 Management Information Circular 69

EXECUTIVE COMPENSATION

D. Compensation Governance

i. Human Resources Committee

One of the HRC’s responsibilities is to assist the board in fulfilling its oversight responsibilities relating to the delivery of sustained corporate results through the attraction and retention of key senior management (see “Corporate Governance – Committee Reports – Human Resources Committee” starting on page 60).

All HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the human resources committee of a stock exchange‑listed company or otherwise, and through ongoing board of directors and committee education sessions. HRC members have a wide array of talent management responsibilities as per the broad mandate of the HRC. The following are specific areas of experience and expertise related to total rewards:

•	human resources experience (experience with benefit, pension and compensation programs, particularly executive compensation);
•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and
•	executive leadership experience (experience as a senior executive/officer of a publicly listed company or major organization).

Please refer to the biographies of our HRC members starting on page 16 and details of their additional skills and experience described on page 22.

ii. Compensation Advisors

The HRC engages with independent, external consultants for advice and consultation on executive compensation matters.

Since October 2018, Mercer (Canada) Limited (Mercer) has served as the independent consultant to the HRC, providing data and advice to assist the committee in carrying out its mandate.

All decisions and actions taken by the HRC and the board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information provided by, or advice of, the advisors.

Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer for executive compensation or related services provided to the HRC during 2023 and 2022 are as follows:

	Professional Service Fees (CAD)
Compensation Advisor	Year	Executive Compensation- Related Fees	Other Fees(1)
Mercer (Canada) Limited	2023	$130,367	–
	2022	$354,253	$69,738(1)

Note:

1.

In 2022, Mercer provided specific market compensation benchmarking analysis in the form of a custom compensation survey directed by the OEB for purposes of our joint (distribution and transmission) rate application filing before the OEB. This analysis was not related to executive compensation. While the HRC was not required to approve work related to the OEB benchmarking study prior to completion, the work was completed by a separate Mercer consultant distinct from the one providing advice to the HRC. No fees other than for executive compensation or related matters were charged by the independent advisor in either 2022 or 2023 for work requested by the HRC or board.

iii. Risk Management Process

Hydro One’s executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the company’s risk profile and to ensure that compensation practices do not encourage excessive risk‑taking by executives. Such risk mitigation practices include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC and a more detailed review is completed every other year as part of the HRC risk assessment process – the most recent review was completed in 2023 to ensure they align with the company’s strategic plans, risk profile and risk management principles.

70 Hydro One Limited | 2024 Management Information Circular

iv. Compensation Practices

Practice	Description
Anti-Hedging

Executives are prohibited from engaging in transactions that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of the company granted as compensation, or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests, except with the prior written approval of the HRC.

Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of the company as security for any loan where recourse is limited to the pledged security.

Clawbacks

Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that has already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, Stock Options, Performance Share Units (PSUs), Restricted Share Units (RSUs), other equity‑based compensation and performance cash‑settled LTIP awards, whether vested or unvested, including those which have been paid or settled.

In 2023, Hydro One updated our clawback policy (Recoupment Policy) in compliance with the requirements of the Securities Exchange Act of 1934 and the listing standards of the New York Stock Exchange. In the event of an accounting restatement and except in very narrow circumstances, Hydro One will be required to recover certain incentive‑based compensation paid to certain executive officers on or after October 2, 2023, to the extent such incentive‑based compensation was paid on the basis of financial results in respect of any of Hydro One’s three most recently completed fiscal years preceding the restatement.

The Recoupment Policy continues to apply in all other cases and applies to a broader group of employees of Hydro One and its subsidiaries. In addition, the broader clawback policy (i) permits the board to exercise its discretion in determining whether to recoup the incentive compensation; (ii) applies to a wider range of compensation and circumstances; and (iii) only recoups the after‑tax amounts. In the event that both the Recoupment Policy and the pre‑existing clawback policy apply, amounts recovered under one policy shall be credited to the amount that is subject to recovery under the other policy, such that there should not be any duplicative recovery.

Incentive Compensation Adjustments – Principles and Practices

Hydro One sets targets that are challenging, yet fair, and considers our strategy and business plan without encouraging excessive risk‑taking. However, exceptional circumstances outside of management’s control may occur.

The HRC has established principles and practices for incentive compensation adjustments. The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions. No such adjustments occurred in 2023.

Trading Restrictions	Executives, directors and our employees are prohibited from trading Hydro One securities during our trading blackout period, and at any other time when they possess undisclosed material information.
Share Ownership Guidelines

We require our executives to own Hydro One shares in order to have a vested interest in our future success and align their interests with Hydro One’s shareholders. Our share ownership guidelines are based on the level or positioning of the employee. Our guidelines were reviewed and updated in 2023 to reflect changes in our compensation program. Our executives can count directly‑owned shares or beneficial ownership of the company’s common shares (the management Employee Share Ownership Plan, personal holdings and vested shares), management deferred share units (management DSUs), RSUs (new in 2023), 50% of equity‑settled PSUs (new in 2023), and 25% of performance cash‑settled LTIP grants towards their ownership guidelines.

Individuals have until the fifth anniversary (reduced from seven years in 2023) of the later of their start date, promotion to a level with a higher share ownership requirement, or the date they became subject to the guidelines, to meet their applicable share ownership requirement. If an executive has not met their requirements by the compliance deadline, they must receive some or all of their STIP award in management DSUs and/or apply 25% of the net after tax benefit realized by the settlement of any LTIP awards to purchase Hydro One common shares.

Our executives must generally maintain the ownership level as of the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).

For purposes of assessing the requirement, 50% of the value of equity‑settled PSUs and 25% of the value of outstanding cash‑settled LTIP is counted during the vesting period. Annually, the HRC reviews compliance of our executives with our share ownership guidelines. The inclusion of cash‑settled LTIP grants will cease once the last grants vest in 2025. The inclusion of equity‑settled PSUs with 100% performance‑based payouts for the President and CEO and EVPs reflects the highly performance‑oriented nature of the company’s LTIP where no time‑vesting only units were provided to NEOs in 2023, and the PSUs provide directional alignment with the company’s share price.

Hydro One Limited | 2024 Management Information Circular     71

EXECUTIVE COMPENSATION

Practice	Description
Share Ownership	The share ownership requirements as a multiple of annual base salary are set forth below:
Guidelines	President and CEO	5x (up from 3x)
(continued)	EVP or equivalent Direct Report to the President and CEO	3x (up from 2x)
	SVP or equivalent	2x (up from 1x)
	VP or equivalent	1x (no change)

The following table shows the status of each NEO’s compliance with the share ownership requirements, using their base salaries in place, as at December 31, 2023. All current NEOs are on track to meet or have met the requirements.

	Share Ownership Requirement		Value of Holdings ($)						Compliance Status Share Ownership Guidelines
NEO	Multiple of Salary	Value ($)	Common Shares(1)	RSUs	50% of PSUs	DSUs	25% of Cash-Settled LTIP	Total Value of Holdings	Ownership Level as Multiple of Salary	Compliance Deadline
David Lebeter	5.0x	3,000,000	152,560	0	633,673	263,986	200,700	1,250,919	2.1x	February 14, 2028
Chris Lopez	3.0x	1,411,950	1,343,421	0	372,797	2,197,568	204,915	4,118,701	8.8x	Met
Andrew Spencer	3.0x	1,050,000	718,864	0	184,821	119,933	91,571	1,115,189	3.2x	Met
Megan Telford	3.0x	1,350,000	111,728	0	356,441	42,333	158,051	668,553	1.5x	February 14, 2028
Paul Harricks	3.0x	1,203,366	68,886	0	207,608	155,250	192,108	623,852	1.6x	February 14, 2028

Notes:

1.

Under the Share Ownership Guidelines, the value of the executive’s holdings is based on the higher of: (1) the acquisition/grant price per share of the common shares on date of grant or purchase, and (2) the share price on December 29, 2023. DSUs do not include management DSUs granted in 2024 in respect of the 2023 STIP.

2.	Mr. Sheffield was not subject to executive share ownership guidelines in his interim role and remained subject to Non‑Employee Director Share Ownership Requirements as presented on page 27.

v. Environment, Social and Governance (ESG)

At Hydro One, we are committed to operating safely in an environmentally and socially responsible manner while partnering with customers, Indigenous communities, and other community partners. We understand that our long‑term performance depends on incorporating sustainability into all aspects of our business. Please refer to further details starting on page 38.

Given the importance of sustainability to Hydro One, we have incorporated specific ESG related measures directly into our incentive plans, including employee health and safety, customer and reliability objectives in the STIP collectively weighted at 50% of the overall corporate scorecard. In addition, the NEOs may have specific ESG related measures incorporated into their individual goals depending on the scope of their responsibilities.

We continue to review and update our sustainability strategy and will consider changes to the ESG related measures included within our various compensation plans in alignment with our sustainability strategy.

vi. Say on Pay

In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of a say on pay vote is to obtain shareholder input on executive compensation at each AGM. Please refer to further details on page 5.

E. Executive Compensation Decision‑making Process

Hydro One’s compensation decision‑making process involves management, the HRC, independent compensation advisors and the board for final approval. Outlined below is a general overview of the process the company has followed in determining compensation.

To promote robust decisions and analysis of recommendations, and to ensure our diverse stakeholders are considered, management recommendations are brought forward at an initial HRC meeting and then reviewed and recommended to the board for approval at a subsequent meeting.

By having discussion and approvals conducted at separate meetings, we believe we are able to develop thoughtful solutions that consider the impacts of such on all of our stakeholders. If appropriate, additional analysis may be requested by the HRC or the board.

72     Hydro One Limited | 2024 Management Information Circular

Hydro One’s management team, the HRC, the board and our independent compensation advisors all play a key role in determining compensation for the company’s executives and in managing compensation risk.

In 2023, the HRC made several recommendations to the board related to our new compensation program to advance our pay‑for‑performance culture and drive an increase in at‑risk pay, furthering the interest of our executives in the continued success of the company. The HRC may refine the program over time to ensure that it continues to be aligned with the company’s strategy and long‑term objectives.

The table below summarizes the company’s compensation decision‑making process.

	Management	Human Resources Committee	Independent Compensation Advisors	Board
Design of Compensation Structure	Designs and recommends compensation program to HRC	Reviews and, where appropriate, revises and recommends the compensation structure to the board for approval	Provides input based on best practice to the HRC	Approves compensation program including any material changes
Choice of Performance Measures and Annual Targets	Develops annual company objectives aligned with the strategy and incentive plan performance measures including weighting	Reviews and, where appropriate, revises and recommends the incentive plan performance measures to the board for approval	Provides input to the HRC based on market practice	Approves performance measures and target
Set Targets for Executive Compensation	Develops and recommends to the HRC target compensation and variable pay for executives	Recommends the President and CEO’s target compensation to the board for approval Reviews and approves target compensation for ELT direct reports to the President and CEO	Assists the HRC in developing target compensation	Approves the President and CEO target compensation
Assess Company Performance	Recommends corporate performance results to the HRC	Reviews and, where appropriate, adjusts corporate performance results and recommends to the board for approval	Supports the HRC in reviewing performance results, identifies areas where adjustments should be considered	Approves the performance results
Assess Individual Performance	President and CEO assesses performance of direct reports, recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the board Reviews and approves performance of the President and CEO’s ELT direct reports		Approves the President and CEO’s performance results
Award Compensation	President and CEO recommends compensation for the President and CEO’s ELT direct reports	Recommends the President and CEO’s compensation to the board for approval Reviews, finalizes, and approves compensation for the President and CEO’s ELT direct reports	Provides analysis to support compensation decision‑making where applicable	Approves compensation for the President and CEO

Hydro One Limited | 2024 Management Information Circular     73

EXECUTIVE COMPENSATION

F.   Named Executive Officer Pay Benchmarking

i. Compensation Peer Group Selection Criteria

As part of the review of Hydro One’s executive compensation program and its alignment with the company’s compensation philosophy, the HRC applied the following considerations to ensure the compensation peer group reflects the size, scope and complexity of the company while aligning with its market for executive talent, including:

•	Hydro One’s core business as Canada’s largest electricity transmission and distribution service provider;
•	the unique dynamic of Hydro One’s ownership structure, recognizing the complexity of being a publicly‑traded company with significant investment by the Province of Ontario;
•	the particular considerations inherent with highly regulated organizations having large societal impact; and
•	the limited number of comparable electricity transmission and distribution service providers in Canada.

Applying these considerations resulted in changes to the compensation peer group for 2023. ENMAX Corporation and Toronto Hydro Corporation were removed given their smaller relative size. Algonquin Power & Utilities Corp. and Gibson Energy Inc. were deemed to be more comparable to Hydro One and were added. Four comparable US utility companies of varying ownership structures were added including: Ameren Corporation, Evergy, Inc., Oglethorpe Power and Santee Cooper. The group now contains a total of 16 organizations, including publicly‑traded organizations in the energy and utilities industries and large government‑owned utilities.

This updated peer group was used to inform total direct compensation design and pay levels for Hydro One’s NEOs. Hydro One aims to be competitive with the peer group, over time, but does not target a specific percentile (such as the median). In line with peer practices and consistent with Hydro One’s compensation philosophy, NEO total direct compensation is aligned with clear performance measures and stakeholder expectations over both the short‑ and long‑term.

The following graph compares President and CEO compensation and the other NEOs compensation on aggregate to our peers. Compensation for the President and CEO and the other NEOs on aggregate is positioned below the median of the peer group with 11 of 16 peers providing higher compensation than Hydro One.

For details on the NEOs’ 2023 target total direct compensation, please refer to Target Compensation Mix on page 77.

74     Hydro One Limited | 2024 Management Information Circular

ii. Primary Compensation Reference Peer Group

Publicly Traded Sector Peers	Public Sector Peers
Algonquin Power & Utilities Corp.	British Columbia Hydro and Power Authority
AltaGas Ltd.	Hydro‑Québec
Ameren Corporation	Oglethorpe Power
ATCO Ltd.	Ontario Power Generation Inc.
Emera Incorporated	Santee Cooper
Evergy, Inc.
Fortis Inc.
Gibson Energy Inc.
Keyera Corp.
Pembina Pipeline Corporation
TransAlta Corporation

Peer Group Analysis(1)

Notes:

1.	Peer information included in this chart was prepared by Hydro One using data from S&P Capital IQ.
2.

Total assets and total revenues are calculated using data for the most recently reported 12‑month period ending December 31, 2023 and market capitalization and total enterprise value are calculated as at December 31, 2023.

3.	The market capitalization of Hydro One was approximately $23.8 billion and its total enterprise value was approximately $39.3 billion as at December 31, 2023.
4.

Market capitalization is calculated based on the number of common shares outstanding multiplied by the closing share price and total enterprise value is calculated based on market capitalization plus net debt. Public sector organization are excluded from these statistics as market capitalization and total enterprise value cannot be calculated.

Hydro One Limited | 2024 Management Information Circular     75

EXECUTIVE COMPENSATION

G.  Compensation Components and Decisions

i. Components and Decisions of 2023 Compensation

Hydro One’s compensation structure includes base salary, short‑term and long‑term incentives, share ownership plan, and pension and benefits.

The table below describes the components of compensation for the NEOs and the objective of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives • Provide a predictable and steady income
	Pension	Defined Contribution Pension Plan (DCPP) Defined Benefit Pension Plan (DBPP) Supplemental Executive Retirement Plan (DC SERP)	• Provide market‑competitive, sustainable retirement arrangements to attract and retain talent
	Benefits	Group health, life, disability benefits, and executive wellbeing account	• Indirect compensation to assist employees in covering select life events and promoting health and wellness
Variable	Short‑term Incentive	Cash – executives can choose to receive some or all in the form of management DSUs	• Motivate and reward achievement of annual business performance objectives • Align individual performance and rewards with corporate objectives
	Long‑term Incentive	Equity‑settled and 100% performance based	• Motivate and align executives with long‑term strategy and shareholders’ interests • Encourage sustained long‑term performance • Balance short‑ and long‑term results focus
	Management Employee Share Ownership Plan (Management ESOP)	Market‑purchased shares acquired up to a maximum 6% of base salary with a 50% company match up to a maximum of $25,000 per year	• Encourage share ownership and increase alignment with shareholders’ interests

76     Hydro One Limited | 2024 Management Information Circular

ii. Target Compensation Mix

The target compensation mix reflects Hydro One’s compensation philosophy emphasizing pay‑for‑performance and at‑risk compensation. From 2022 to 2023, the pay‑for‑performance component of the President and CEO’s target compensation increased from 67% to 75%, and for the other NEOs from 62% to 65%. The following summarizes the target compensation mix for the President and CEO and the NEOs average.

President and CEO Target Compensation Mix	Average NEO Target Compensation Mix

a.  Base Salary

Base salary is the guaranteed component of compensation which is set based on role, individual performance, operational experience and market alignment. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives.

Base Salary Decisions for 2023

The following table documents the base salaries for the NEOs in 2023.

Following our typical practice, any 2023 base salary changes were approved by the board. In 2023, the compensation changes were larger than typical given the appointment of Mr. Lebeter as President and CEO along with a number of changes in the ELT to create larger portfolios and/or to reflect promotions. The 2023 President and CEO base salary is positioned at the second lowest of the peer group.

Named Executive Officer	2022 Base Salary(1)	2023 Base Salary(1)	% Change	Rationale for Change
David Lebeter	$419,063	$600,000	43.2%	Promoted from Chief Operating Officer to President and CEO
Chris Lopez	$427,863	$470,650	10.0%	Increase in scope of responsibilities with addition of Regulatory function
Andrew Spencer	$294,156	$350,000	19.0%	Promoted to EVP level
Megan Telford	$366,680	$450,000	22.7%	Increase in scope of responsibilities with addition of the Strategy and Energy Transition functions
Paul Harricks	$401,122	$401,122	0.0%	N/A

Note:

1.

These columns reflect the NEOs’ base salaries as of December 31 of the relevant year and do not take into account any proration for base salary changes during fiscal years 2022 and 2023, respectively. Mr. Sheffield held his position of Interim President and Chief Executive Officer from June 21, 2022 to February 1, 2023 and was eligible for a salary of $66,000 per month.

It is important to note that the President and CEO and ELT compensation is entirely funded from the company’s earnings, and it is not recovered through rates or paid by customers.

Hydro One Limited | 2024 Management Information Circular     77

EXECUTIVE COMPENSATION

b.  2023 Short‑term Incentive Plan (STIP)

Hydro One’s STIP was designed to:

•	provide market competitive “pay‑at‑risk” necessary to attract, motivate and retain employees and executives;
•	reinforce strategic business objectives and a performance‑oriented culture with significant elements of compensation‑at‑risk;
•	focus participants on the drivers of value creation; and
•	reward participants for achievement of annual corporate and individual performance goals.

All full‑time non‑union employees, including executives, are eligible to participate in the company’s STIP. A summary of the components of the STIP is provided below.

Elements of the Short-term Incentive Plan	Impact on Award
How the Award is Determined

The amount of the award is a function of the executive’s incentive target, corporate performance and individual performance.

For NEOs, awards are weighted 80% on achievement of corporate goals and 20% on achievement of individual goals.

Corporate Performance

Corporate performance is based on financial and non‑financial measures, which seek to align corporate performance with the company’s strategy as detailed in the corporate scorecard.

See pages 80 to 81 for more information about the performance measures and results related to the company’s corporate scorecard.

Individual Performance

Individual performance is assessed based on the achievement of corporate‑aligned performance objectives with a focus on delivering differentiated rewards to top performers. See the current NEO’s key accomplishments starting on page 81.

Range of Awards

Awards may range from 0 to 110% of target for the President and CEO and EVPs, and from 0 to 150% of target short‑term incentive for employees who hold an SVP level role (and below), based on corporate and individual performance.

Human Resources Committee/Board Judgment

The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the “overall STIP performance multiplier” to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Payout

The payout may be in cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares and are redeemable for cash at the prevailing market price of the common shares upon settlement, after the executive ceases to be employed.

Clawbacks

Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s STIP may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payment were not achieved, or in the event of a restatement of the company’s earnings (or other company‑specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

78     Hydro One Limited | 2024 Management Information Circular

The STIP payout is calculated based on the following formula.

Short‑term Incentive Decisions for 2023

1. Corporate Performance Scorecard

Hydro One’s corporate scorecard (scorecard) was developed by management and approved by the board, on the recommendation of the HRC, at the beginning of 2023. The scorecard performance measures were based on Hydro One’s objectives and business plan for the year and established “threshold”, “target” and “exceeds” performance levels for each performance measure. Hydro One’s scorecard is a balanced scorecard measuring ESG, other non‑financial and financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization’s strategy.

To establish the performance levels for the performance measures, management models a broad range of scenarios and provides benchmarking data to support the rationale behind the proposed measures and demonstrate the rigour embedded in the performance levels (threshold, target and exceeds) relative to similar organizations.

In addition, Hydro One continues to monitor comparators and emerging trends to ensure our approach is appropriate and aligned with best practice. The HRC, with input from its independent compensation advisors, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the board for approval. No such adjustments or modifications occurred in 2023.

Hydro One is focused on corporate social responsibility and outlines its practices in its annual Sustainability Report. The scorecard is aligned with the sustainability issues that matter most to customers, employees, communities and shareholders including safety, improving reliability and customer favourability.

Payouts under the STIP for 2023 were based on Hydro One’s corporate performance and each executive’s individual performance relative to their personal scorecards. In determining the company’s performance, the HRC reviewed management’s assessment of Hydro One’s performance against pre‑established performance levels for each performance measure, and based on this and, using its informed judgment, approved the resulting performance payout.

The following table sets out Hydro One’s corporate performance measures and results for 2023. Based on the company’s results, the HRC recommended, and the board approved, an overall STIP performance multiplier equal to 112.39% of the target for 2023 for the corporate component.

Hydro One Limited | 2024 Management Information Circular     79

EXECUTIVE COMPENSATION

● Meets or Exceeds Target	Below Target	○ Below Threshold

Metric	Weight	Threshold (50% payout)	Target (100% payout)	Exceeds (150% payout)	Actual Performance	Percentage Achievement
Health & Safety
High Energy Serious Injuries and Fatalities Incidents per 200,000 hours	10%	0.063	0.039	0.025	0.023	150%	●
Recordable Incidents Incidents per 200,000 hours	10%	0.916	0.833	0.791	0.562	150%	●
Productivity
Productivity Savings ($M)	10%	$59.4	$69.9	$76.9	$113.9	150%	●
Reliability
Transmission (Tx) Reliability Minutes per Delivery Point (SAIDI)	5%	8.7	7.4	5.1	5.2	148%	●
Distribution (Dx) Reliability Hours per Customer (SAIDI)	5%	7.2	5.4	4.7	7.5	0%	○
Work Program
Transmission (Tx) In‑Service Additions Variance (%) to approved budget of $1,235M	5%	‑2% to +1%	+1% to +3%	+3% to +5%	$1,290	150%	●
Distribution (Dx) In‑Service Additions Variance (%) to approved budget of $917M	5%	+/‑3%	+/‑2%	+/‑1%	$920	150%	●
Net Income
Net Income to Common Shareholders ($M)	30%	$955	$1,017	$1,079	$1,085	150%	●
Customer
Overall Favourable Impression	20%	83%	85%	88%	82%	0%	○
					Total	112.39%

*	If the company has a fatality, the attained High Energy Serious Injuries & Fatality measure will be reduced to 0% based on the findings of the System Investigation.

Overall, Hydro One drove strong performance against our objectives in 2023 including key advances on several measures:

•

Health and Safety: While our safety results for the year (0.562 Recordable Incidents per 200,000) demonstrate improvement, we know there is room for continued progress. In 2023, two employees sustained a High‑Energy Serious Injury (HSIF) compared to one in 2022. This equates to a HSIF rate of 0.023 per 200,000 hours, which exceeded (is lower than) our annual target. Together, these results continue to reflect consistent progress made in preventing life‑altering injuries and fatalities.

•

Productivity: We are pleased to have achieved $113.9M in productivity savings in 2023. Hydro One saw meaningful increases in productivity in areas such as operations, and supply chain management. Through these achievements, we are delivering on our multi‑year commitment to keep costs as low as possible.

•

Reliability: Transmission (Tx) reliability significantly improved in 2023, with Q4 performance being the best in the past ten years due to favorable weather and a focus on implementing changes learned from post‑event investigations. Distribution (Dx) reliability results fell short of target, in part because of the severe storms experienced during the year.

80     Hydro One Limited | 2024 Management Information Circular

•

Work Program: Hydro One continued to execute on its investment plan as Tx in‑service additions were 4.5% better than target due to strong planning and execution across key projects. Furthermore, our ongoing commitment to storm response and restoration efforts for all customers and communities, in addition to a higher volume of customer connections during the year, resulted in Dx in‑service additions significantly exceeding target during the period.

•	Net Income: 2023 net income attributable to common shareholders was approximately 7% better than target, due in part to higher peak demand and electricity consumption.
•	Customer: Year‑end overall favourable impression of 82% was lower than our threshold and we have implemented an organization‑wide focus to improve the customer experience.

The following details key accomplishments for our current NEOs during 2023.

Named Executive Officer	Key Accomplishments
David Lebeter President and CEO

As the President and CEO, Mr. Lebeter is responsible for setting and executing on the Company’s strategic vision. As the President and CEO, Mr. Lebeter sits on the board of directors.

In his first year as CEO, Mr. Lebeter provided strategic and executive leadership in the following areas:

•     Continued the company’s strong safety record, exceeding our best‑in‑class recordable injury rate with a year‑end result 0.562 per 200,000 hours.

•     High energy serious injuries rate of 0.023 per 200,000 hours, continuing our commitment to zero.

•     Oversaw the refresh of our corporate strategy, including our purpose and vision.

•     Promoted three strong internal leaders to the ELT and developed new accountabilities across leaders, focusing the organization on preparing for the energy transition.

•     Continued realization of productivity savings of $113.9M in 2023. Secured three new transmission lines for development and construction.

•     Executed $142.3M of spend with Indigenous partners in 2023, an increase of 48% over the prior year of $95.9M.

•     Executed labelled bond issuances at attractive interest rates via three sustainable bond tranches and three green bond tranches in 2023.

•     Conducted extensive shareholder and investor relations outreach.

•     Acquired a local distribution company in northern Ontario.

•     Continued to advance partnerships with Indigenous communities, including the signing of a Letter of Intent.

Hydro One Limited | 2024 Management Information Circular     81

EXECUTIVE COMPENSATION

Named Executive Officer	Key Accomplishments
Chris Lopez EVP, Chief Financial and Regulatory Officer

As the Chief Financial and Regulatory Officer, Mr. Lopez is responsible for the corporate finance and regulatory practices function, including treasury, tax, internal audit, investor relations, risk and pensions. In addition, Mr. Lopez is responsible for shared services including supply chain, facilities & real estate, growth, and mergers and acquisitions.

Mr. Lopez provided strategic and executive leadership in the following areas:

•     Executed the growth plan and helped achieve strong 2023 financial results with an EPS of $1.81, an increase of 3% over the prior year of $1.75.

•     Successful implementation of the first year of the initial joint rate application, which was approved by the OEB in 2022.

•     Release of the Sustainable Financing Framework in early 2023, within which $2.375 billion of green or sustainable bonds were issued.

•     Maintained strong credit ratings, including a positive outlook from S&P during the year.

•     Improved shareholder and debtholder perception scores over previous survey.

•     Filed five Leave to Construct Applications with the OEB, including our Waasigan Transmission Line.

•     Advancement of acquisition strategy including definitive agreement signed and appropriate regulatory applications filed for the acquisition of Chapleau Public Utilities Corporation.

•     Grew underlying business and materially enhanced network reliability of Ivy Charging Network.

•     Continued enhancement of Shared Services functions including supply chain, facilities & real estate, and fleet services, which has enabled the Company to execute on a growing work program while exceeding safety targets in the Shared Services team.

Andrew Spencer EVP, Capital Portfolio Delivery

As EVP, Capital Portfolio Delivery, Mr. Spencer is accountable for the project management, transmission and stations engineering, construction, environmental services, and the delivery of the Advanced Metering Infrastructure project. He is also responsible for leading and growing Acronym Solutions Inc., a full‑service Information and Communications Technology company, and serves as the President of Hydro One Sault Ste. Marie Inc., a separately licensed transmitter. Mr. Spencer on an interim basis also oversaw the Information Technology and Security functions.

Mr. Spencer provided strategic and executive leadership in the following areas:

•     Applied the Hydro One First Nations Equity Partnership Model on qualified new major transmission capital projects and increased Indigenous procurement and negotiated economic participation agreements with Indigenous partners in Ontario.

•     Enabled large new customer connections and continued development and execution of nine transmission lines and associated station upgrades across Ontario.

•     Delivered on the Capital Work Program, effectively expanded new facilities and reinvested in Hydro One’s existing infrastructure and contributed to the successful delivery of the company’s capital expenditures of $2,531M and In‑Service Additions of $2,324M in 2023.

•     Accountable for the Advanced Metering Infrastructure upgrade project (AMI 2.0).

•     Implemented extended forecasts of material needs to improve efficiency and collaborated with supply chain to utilize new inventory mechanisms and qualify new suppliers and manufacturing facilities.

•     Progressed on climate change objectives; led Hydro One’s climate change mitigation and adaption programs, and accountable for the company’s environmental managed systems.

•     In an interim capacity, acted as the EVP, Digital & Technology Solutions.

82     Hydro One Limited | 2024 Management Information Circular

Named Executive Officer	Key Accomplishments
Megan Telford EVP, Strategy, Energy Transition and Human Resources

As EVP, Strategy, Energy Transition and Human Resources, Ms. Telford is responsible for strategy, planning, partnerships, sustainability, corporate affairs, and human resources.

Ms. Telford provided strategic and executive leadership in the following areas:

•     Led the efforts to update and refresh Hydro One’s organizational strategy, including the design and implementation of the new mandates aligned to the strategy.

•     Supported a multi‑faceted grid modernization strategy designed to further Hydro One’s customer focus through the enablement of distributed energy resources, grid scale and residential batteries, and electric vehicle modeling.

•     Partnered with stakeholders to address the energy needs of large‑scale industrial customers to further economic growth in the province.

•     Reinforced Hydro One’s role commitment to creating new opportunities to maximize Indigenous participation in the energy sector by engaging in strategic partnerships with numerous First Nations across Ontario.

•     Championed the continued evolution of Hydro One’s strong culture, through the execution of initiatives in support of Hydro One’s People Strategy, which saw the company achieve record employee engagement scores in 2023 and be recognized as one of Canada’s Best Employers for 2023 by Forbes.

•     Oversaw the successful completion of bargaining with our two largest unions, the Power Workers’ Union and Society of United Professionals resulting in agreements that further mutual objectives and foster collaboration towards shaping the workforce of the future.

2. STIP Decision Summary

The following summarizes the STIP payout for each NEO based on the corporate and individual performance as approved by the HRC and the board. The STIP payout is capped at 110% for the President and CEO and EVPs.

Named Executive Officer/ Principal Position(1)	STIP Target (%)(2)	STIP Target ($)	Corporate Achievement (%)	Individual Achievement (%)	STIP Payout	STIP Payout as a % of Target
David Lebeter President and CEO	100%	$600,000	112.39%	100.00%	$659,472	109.91%
Chris Lopez EVP, Chief Financial and Regulatory Officer	80%	$376,520	112.39%	100.00%	$413,841	109.91%
Andrew Spencer EVP, Capital Portfolio Delivery	50%	$159,122	112.39%	100.00%	$174,894	109.91%
Megan Telford EVP, Strategy, Energy Transition and Human Resources	80%	$360,000	112.39%	135.00%	$396,000	110.00%
Paul Harricks Former Chief Legal Officer	50%	$200,561	112.39%	100.00%	$220,440	109.91%

Notes:

1.	All NEOs are eligible for STIP with the exception of Mr. Sheffield.
2.	Incentive target as of December 31, 2023.

Hydro One Limited | 2024 Management Information Circular     83

EXECUTIVE COMPENSATION

c. Long‑term Incentive Plan

Hydro One’s long‑term incentive plan (LTIP) was designed to:

•	attract and retain highly qualified and experienced talent;
•	foster alignment with shareholder interests;
•	reward executives for longer‑term value creation; and
•	provide market competitive compensation.

In 2023, Hydro One reintroduced an equity‑based LTIP consisting of PSUs and RSUs. The President and CEO and EVPs receive their LTIP awards in 100% PSUs that vest at the end of four years. 2023 is a transition year between the new equity‑based LTIP and the former cash‑settled LTIP. Participants received a 2023 equity‑based LTIP grant as well as a payout from the 2021 cash‑settled LTIP that is reported as a payout in reference to performance from 2021‑2023.

The PSUs provide strong alignment with shareholder interests as they are 100% performance based with the following performance measures in 2023:

•

Earnings per share (EPS), which rewards executives for delivering increased earnings to shareholders and includes the requirement that the dividend does not decrease in any rolling 12 months during the performance period, and

•	Relative total shareholder return (TSR), which rewards executives for achieving shareholder returns that are consistent with or better than the returns provided by peer organizations.

LTIP is available to executives and certain non‑union employees of Hydro One as determined by the HRC. Non‑employee board members are not eligible to participate. A summary of the components of the current LTIP is as follows:

Elements of the Long-term Incentive Plan	Impact on Award
Types of Awards

Equity‑Based LTIP: An award that will be settled in common shares in the future, subject to the achievement of specified criteria.

PSUs: Subject to performance and time vesting criteria and are fully‑at risk. Form 100% of the LTIP awards for the President and CEO and EVPs.

RSUs: Subject to time vesting criteria and are only granted below EVP level.

Vesting	PSUs vest after the four‑year performance period, subject to a performance multiplier based on achievement of specific performance measures, unless otherwise determined by the HRC.
Performance Multiplier

Each PSU granted in 2023 is 100% performance based, subject to achieving certain performance levels for the period from January 1, 2023 to December 31, 2026 (the four‑year performance period):

1. four‑year average EPS (subject to a dividend rate modifier) – 75% weighting; and

2. four‑year relative TSR (S&P/TSX Capped Utilities Index) – 25% weighting.

The EPS and relative TSR performance measures demonstrate a commitment to achieving long‑term growth for shareholders, which is consistent with or better than the growth delivered by other Canadian utilities.

Four‑year average EPS: The net income attributable to shareholders for such fiscal period divided by the average outstanding shares during such fiscal period.

Dividend rate modifier: If the 12‑month rolling average dividend rate during the performance period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12‑month rolling average dividend rate during the performance period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.

Relative TSR: Measures Hydro One’s total shareholder return over the performance period relative to the total shareholder return for the S&P/TSX Capped Utilities Index for the same period.

The index was selected for comparison as it reflects an established grouping of Canadian publicly traded industry peers for Hydro One.

84     Hydro One Limited | 2024 Management Information Circular

Elements of the Long-term Incentive Plan	Impact on Award
Range of Awards

The PSU payout is a function of the overall performance multiplier which is based on the four‑year average EPS performance (75% weighting) with a dividend rate modifier and the four‑year relative TSR performance (25% weighting). The total award is subject to an overall maximum performance multiplier of 150%.

Human Resources Committee/ Board Judgment

The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the performance multiplier to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Clawbacks

Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s vested long‑term incentives may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payment were not achieved, or in the event of a material restatement of the company’s earnings (or other company‑specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

2023 Long‑term Incentive Grants Awarded

The performance measures for the 2023 equity‑settled PSUs LTIP grant consist of a four‑year average EPS measure with a dividend rate modifier (75% weighting) and a four‑year relative TSR measure (25% weighting).

LTIP Grants awarded to the NEOs in 2023 are outlined below.

Named Executive Officer(1)	Share-based Awards Value(2)	Option-based Awards Value(2)	Cash-settled Awards Value(3)	Total Grant Value(4)
David Lebeter	$1,200,000	0	0	$1,200,000
Chris Lopez	$705,974	0	0	$705,974
Andrew Spencer	$350,000	0	0	$350,000
Megan Telford	$675,000	0	0	$675,000
Paul Harricks	$401,122	0	0	$401,122
William Sheffield	$66,000	0	0	$66,000

Notes:

1.

All NEOs are eligible for equity‑settled PSUs LTIP, except for Mr. Sheffield who was not eligible to receive an LTIP award. Pursuant to the terms of his agreement as interim President and CEO, Mr. Sheffield was entitled to a monthly award of DSUs with a grant date value of $66,000.

2.	No option‑based awards were granted in 2023.
3.	No cash‑settled awards were granted in 2023.
4.	Previous grants are not taken into account when considering new grants.

Hydro One Limited | 2024 Management Information Circular     85

EXECUTIVE COMPENSATION

Long‑term Incentive Decisions for 2023 (Granted in 2021, Paid in 2023)

In 2021, the board of directors approved the grant of cash‑based LTIP awards to executives. The 2021 awards were aligned with the requirements of the executive compensation framework in place at the time of the award, and 100% performance based. The 2021 awards included productivity savings, EPS performance measures with a dividend rate modifier, and relative TSR performance. These targets were established at the time of grant and were based on the approved business plan in place at the time. To establish the performance levels (threshold, target and exceeds) corresponding to the performance measures, management provided the HRC with modelling of a broad range of scenarios to support the rationale behind the proposed measures and demonstrate the rigour and stretch embedded in the performance levels.

Over the 2021 to 2023 performance period, Hydro One’s three‑year average EPS, productivity savings and TSR performance relative to the peer group were strong, resulting in a performance multiplier of 147.41% for the 2021 grants. Since the 12‑month rolling average dividend rate did not decrease during the three‑year performance period, the dividend rate modifier for the 2021 award was 100%. These results reflect the organization’s strong financial performance from 2021 to 2023.

● Meets or Exceeds Target	Below Target	○ Below Threshold

Metric	Weight	Threshold (50% payout)	Target (100% payout)	Exceeds (150% payout)	Actual Performance	Percentage Achievement
Earnings Per Share (EPS)							●
3‑year Average EPS	62.5%	$1.45	$1.56	$1.69	$1.73	150%	●
Productivity (3-year average)							●
2021 Productivity		259.5	305.3	335.8	343.9		●
2022 Productivity	25%	306.0	360.0	396.0	373.6	139.63%	●
2023 Productivity		42.5	50.0	55.0	113.9		●
Relative TSR							●
Index TSR	12.5%	(3.04%)	0.04%	3.04%	52.70%	150%	●
					Total	147.41%	●

Notes:

1.

The LTIP productivity results over the 2021 to 2023 performance period are aligned with the methodology used to set targets at the time of grant. As a result, due to the differing inflation assumptions in place at the time of grant, productivity presented for LTIP will differ from that presented in other sections.

2.	Consistent with the requirements of the executive compensation framework, cash‑settled LTIP payouts for President and CEO and EVPs who were EVPs in 2021 are capped at 100% of target.

d. Pension Benefits

1.  Defined Contribution Pension Plan (DCPP)

Hydro One established a registered DCPP effective January 1, 2016. Hydro One’s DCPP is designed to:

•	attract and retain employees;
•	result in lower and more stable cost over time compared to Hydro One’s Defined Benefit Pension Plan; and
•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the Hydro One DCPP is presented below:

Eligibility	Eligible non‑represented employees who were not already enrolled or eligible to enroll in the DBPP as of September 30, 2015. All but one of the current NEOs participate in the DCPP.
Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the “DC SERP” below.
Employer match	Employee contributions are matched by Hydro One.

86     Hydro One Limited | 2024 Management Information Circular

Pensionable earnings	Base salary plus actual short‑term incentive (but not exceeding 50% of base salary).
Supplemental plan

Effective as of January 1, 2018, once the total employee and employer contributions for the calendar year have reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the board on December 8, 2017 and replaces a non‑registered savings plan in which employer contributions were made on an after‑tax basis.

In 2023 the DC SERP was amended to provide the President and CEO and EVP level executives with higher employer contributions to the notional account. Total employer contributions to the DCPP and DC SERP are now 15% of the President and CEO and EVP level executives’ base earnings and STIP (to a maximum of 50% of the President and CEO and EVP level executives’ base earnings). The DC SERP was only applicable to the President and CEO in 2023.

2.  Defined Benefit Pension Plan (DBPP)

Hydro One established a registered DBPP effective December 31, 1999. One of the NEOs participates in this plan.

A summary of the key terms of the Hydro One DBPP for those hired prior to January 1, 2004 is presented below:

Eligibility

Non‑represented employees who were eligible members of the DBPP prior to September 30, 2015 continue to participate in the DBPP. Newly hired non‑union employees do not accrue credited service under the DBPP for service after September 30, 2015.

Employee contribution	Eligible employees contribute 8.75% of their base annual earnings up to the Year’s Maximum Pensionable Earnings (YMPE) and 11.25% above the YMPE.
Pensionable Earnings

Base salary plus 50% of actual short‑term incentive up to an earnings limit of $350,000 as at December 1, 2016. The earnings limit is adjusted annually by CPI and was approximately $414,012 as at December 31, 2023.

Formula

For each year of credited service under the DBPP, to a maximum of 35 years, the benefit provided for each of the employees who participates in the DBPP is equal to 2% of the member’s average base annual earnings during the 36 consecutive months (changing to 60 months on go‑forward basis for service accrued on and after April 1, 2025) for non‑union employees hired prior to January 1, 2004 when their base annual earnings were highest. This pension is reduced by 0.625% of the member’s average base annual earnings up to the average year’s maximum pensionable earnings during the 60 consecutive months for non‑union employees hired prior to January 1, 2004 when their base earnings were highest. The reduction is intended to offset Canada Pension Plan benefits. The DBPP provides for early retirement with an unreduced pension at the earlier of age 65 or the attainment of age plus credited service totaling 82 (changing to 85 as of April 1, 2025 for anyone who has not reached 82 points on that date) or more.

A plan member who is not eligible for an unreduced pension can retire with a reduced pension any time after attaining age 55. Pension benefits payable to pensioners, beneficiaries and terminated employees with deferred pensions are increased annually, effective January 1 of each year equal to 100% of the increase in the Ontario Consumer Price Index for the 12‑month period ending in June of the previous year. The normal form of pension for a member who does not have a spouse at retirement is a pension payable for life and guaranteed for five years. The normal form of pension for a member who has a spouse at retirement is a pension payable for the life of the member and continuing after the member’s death to their spouse at the rate of 66.67% of the member’s normal form.

Hydro One Limited | 2024 Management Information Circular     87

EXECUTIVE COMPENSATION

Supplemental Pension Plan

Hydro One’s defined benefit supplementary pension plan (the supplementary pension plan) provides benefits that are in excess of Income Tax Act (Canada) limits and that cannot be provided under the DBPP. The supplemental pension plan is unfunded and the benefits from this plan are paid from general revenues. Hydro One Inc.’s obligations to participants under the supplementary pension plan are secured by a letter of credit.

e. Management Employee Share Ownership Plan (Management ESOP)

Hydro One strongly supports share ownership by its employees and, accordingly, offers a Management ESOP for non‑union employees. The plan provides participants with the opportunity to acquire common shares purchased on the market through payroll deduction on a voluntary basis. It is designed to:

•	promote an ownership culture among non‑union employees;
•	align the interests of non‑union employees with shareholder interests; and
•	increase employee awareness and alignment with Hydro One’s performance.

All regular employees not represented by a union, who have completed at least six months of continuous service with the company prior to the date of enrolment in the plan, are eligible to participate. A summary of the components of the Management ESOP is provided below:

Element	Description
Source of shares	Shares are purchased on the market at prevailing prices (non‑dilutive).
Employee contribution	Between 1% and 6% of base salary, through payroll deduction.
Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.
Vesting

Shares purchased prior to January 6, 2022 are subject to a sale or withdrawals limit of 50% of shares during any 12‑month period relative to the number of shares credited to an employee’s account at the start of the 12‑month period. Shares purchased with employee contributions on or after January 6, 2022 vest immediately, while Hydro One matched shares have a two‑year holding period requirement.

f. Other Benefits

Starting in 2023, we introduced a wellbeing allowance intended to cover wellness‑related costs in support of our overall rewards philosophy and focus on employee wellbeing. In addition, the President and CEO and EVPs receive one executive medical examination per year. Executives are provided with an annual wellbeing allowance as follows:

President and CEO	$50,000
EVPs	$20,000 to $25,000

H. Compensation Disclosure

i. Share Performance

A fundamental principle of Hydro One’s compensation philosophy is to align pay with performance and also ensure alignment of NEO compensation with experience of shareholders. The following graph compares the five‑year total cumulative return of Hydro One shares relative to two major indices, the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index. As indicated by the graph, a shareholder who invested $100 in Hydro One’s common shares at the end of 2018 would have seen their investment grow to over $233 at the end of 2023, assuming reinvestment of dividends. This performance exceeded that of investing in both indices which would have returned $171 in the S&P/TSX Composite Index and $159 in the S&P/TSX Capped Utilities Index.

In 2023, Hydro One shares generated a total return of 12.9%, and outperformed both the S&P/TSX Composite Index and the S&P/TSX Capped Utilities Index, which had returns of 11.8% and 0.2%, respectively.

88     Hydro One Limited | 2024 Management Information Circular

Note:

1.	This chart includes dividends paid during the period, inclusive of re‑invested dividends.

The company continues to deliver on its strategy of focusing on safety, reliability, customers, and Indigenous communities to build a grid for the future and support Ontario’s economic growth. Steered by these principles, within its strategic priorities, the company successfully completed its 2023 annual work plans and deployed capital investments of approximately $2.5B. 2023 was also a significant year for a number of key initiatives including: the appointment of David Lebeter as President and CEO of the company, becoming the first utility in Canada to publish a Sustainable Financing Framework and issuing $2.375B of debt under the Sustainable Financing Framework and, being awarded three new transmission lines to meet the growing electricity demand in northeastern and eastern Ontario.

The board and management continued their robust engagement with shareholders through the annual general shareholder meeting, quarterly earnings calls, and meetings with current and prospective shareholders. Our stakeholder engagement encompasses both virtual and in‑person formats.

ii. NEO Compensation and Alignment with Shareholder Value

The company’s executive compensation program is intended to align the objectives of executives with those of the company and the long‑term interests of shareholders. To ensure such alignment, our STIP and LTIP plans are directly linked to the financial results of Hydro One.

The aggregate cost of NEO compensation changed from approximately $6.0M in 2022 to approximately $10.3M in 2023. This increase was driven by cash‑settled LTIP awards granted in 2021 and paid out in early 2024, as well as share‑based LTIP awards granted in 2023.

iii. Supplemental Disclosure

As part of the transition from the cash‑settled LTIP to the equity‑based LTIP, the required summary compensation table disclosure results in both the 2023 equity‑based LTIP grant and the 2021 cash‑settled LTIP payout being disclosed in 2023. This does not reflect the underlying timing of each award and the following supplemental disclosure table summarizes the value of compensation granted in each of 2023, 2022 and 2021 to provide a more comparable summary of total direct compensation in each year. The chart below does not include pension value or all other compensation, which are reflected in the summary compensation table.

Awards	2021	2022	2023	2024
2023 Equity‑Settled PSUs			Granted and Reported
2022 Cash‑Settled LTIP		Granted		Reported
2021 Cash‑Settled LTIP	Granted		Reported

Hydro One Limited | 2024 Management Information Circular     89

EXECUTIVE COMPENSATION

Supplemental Disclosure Table

Named Executive Officer	Year		Base Salary ($)(1)	Annual Incentive Plans ($)(2)	Granted LTIP ($)(3)	Total Direct Compensation ($)(4)
David Lebeter	2023		600,000	659,472	1,200,000	2,459,472
President and CEO	2022	*	411,914	329,531	402,800	1,144,245
(*Provided in COO role)	2021	*	402,110	321,688	400,000	1,123,798
Chris Lopez	2023		470,650	413,841	705,974	1,590,465
EVP, Chief Financial and Regulatory Officer	2022	*	420,564	336,451	411,259	1,168,274
(*Prior to increased accountabilities)	2021	*	410,554	328,443	408,400	1,147,397
Andrew Spencer	2023		334,757	174,894	350,000	859,651
EVP, Capital Portfolio Delivery	2022	*	289,138	148,758	183,781	621,677
(*Prior to promotion)	2021	*	282,255	140,930	182,504	605,689
Megan Telford	2023		450,000	396,000	675,000	1,521,000
EVP, Strategy, Energy Transition and Human Resources	2022	*	455,195	227,597	317,205	999,997
(*Prior to increased accountabilities)	2021	*	351,846	175,923	315,000	842,769
Paul Harricks	2023		401,122	220,440	401,122	1,022,684
Former Chief Legal Officer	2022		394,279	197,139	385,555	976,973
	2021		384,894	192,447	382,875	960,216
William Sheffield(5)	2023		66,000	N/A	66,000	132,000
Interim President and	2022		420,953	200,000	420,953	1,041,906
Chief Executive Officer	2021		N/A	N/A	N/A	N/A

Notes:

1.	Base Salary figures and methodology are consistent with what is reported in the Summary Compensation Table.
2.

Annual Incentive Plans figures and methodology are consistent with what is reported in the Summary Compensation Table. In 2022, Mr. Sheffield received a discretionary bonus of $200,000 for his interim role.

3.

2023 Granted LTIP reflects the fair value on the grant date of the equity‑settled PSUs. With the exception of Mr. Sheffield, 2022 and 2021 Granted LTIP represents the grant date value of cash‑settled LTIP awards granted in the year. This methodology differs from the Summary Compensation Table where cash‑settled LTIP values are reported once the performance conditions are satisfied. Mr. Sheffield was not eligible to receive equity‑settled PSUs or a cash‑settled LTIP award. Instead, Mr. Sheffield received DSUs as part of his compensation for his interim role under the non‑employee director deferred share unit plan.

4.	Total Direct Compensation is calculated as the sum of Base Salary, Annual Incentive Plans and Granted LTIP.
5.	Mr. Sheffield was a non‑employee board member and was appointed Interim President and CEO from June 21, 2022 to February 1, 2023.

90     Hydro One Limited | 2024 Management Information Circular

iv.     Summary Compensation Table

The following table sets out the compensation earned by the NEOs during the fiscal years 2021, 2022 and 2023, as applicable. Compensation in 2023 is non-comparable with 2021 and 2022 due to the company’s move from cash-settled LTIP grants to equity-based LTIP grants. Since share‑based incentives are reported in the year they are awarded and cash‑based incentives are reported in the year they vest, 2021 and 2022 amounts show the LTIP payments from 2019 and 2020 awards, while 2023 amounts show the equity‑based LTIP awards granted in 2023 as well as the LTIP payments from the 2021 cash‑settled LTIP award. Comparable compensation for 2021, 2022 and 2023 can be seen in the previous supplemental table.

2023 Comparable Total Compensation

To assist with an accurate comparison of 2022 to 2023, this supplemental table provides a view of base salary, annual incentive plan, share‑based awards and long‑term incentive earned in each year, excluding the value of cash‑settled long‑term incentives that were earned in 2020 and 2021. The cash‑settled long‑term incentives paid out after three years and are being reported in 2022 and 2023 respectively in the summary compensation table. The below showcases compensation earned in 2022 and 2023 for Mr. Lebeter, Mr. Lopez, Mr. Spencer and Ms. Telford.

	Compensation Earned for 2022 ($)	Reason for Compensation Change	Compensation Earned for 2023 ($)
David Lebeter	1,144,245	Promoted from Chief Operating Officer in 2022 to President and CEO[1] in 2023	2,459,472
Chris Lopez	1,168,274	Increased accountabilities in 2023	1,590,465
Andrew Spencer	621,677	Promoted to EVP, Capital Portfolio Delivery	859,651
Megan Telford	999,997	Increased accountabilities in 2023	1,521,000

1.

Mr. Lebeter was promoted to the President and CEO role in 2023. The 2022 disclosed compensation reflects his role as Chief Operating Officer. Under the prior executive compensation framework, maximum total direct compensation for the President and CEO was not to exceed $1,604,488 compared to a target of $2,400,000 in 2023.

Hydro One Limited | 2024 Management Information Circular     91

EXECUTIVE COMPENSATION

Summary Compensation Table

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Base Salary ($)(1)	Share-based Awards ($)(2)	Option- based Awards ($)(2)	Annual Incentive Plans ($)(3)	Long-term Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compen- sation ($)(6)	Total Compen- sation ($)
David Lebeter(7) President and CEO	2023	600,000	1,200,000	N/A	659,472	400,000	132,265	171,493	3,163,230
	2022	411,914	N/A	N/A	329,531	400,000	36,736	12,903	1,191,084
	2021	402,110	N/A	N/A	321,688	N/A	36,116	12,207	772,121
Chris Lopez EVP, Chief Financial and Regulatory Officer	2023	470,650	705,974	N/A	413,841	408,400	40,907	241,933	2,281,704
	2022	420,564	N/A	N/A	336,451	400,000	37,508	15,179	1,209,702
	2021	410,554	N/A	N/A	328,443	400,000	36,874	14,304	1,190,175
Andrew Spencer EVP, Capital Portfolio Delivery	2023	334,757	350,000	N/A	174,894	269,029	87,322	83,512	1,299,514
	2022	289,138	N/A	N/A	148,758	267,964	350,271	9,214	1,065,345
	2021	282,255	N/A	N/A	140,930	251,466	205,482	8,709	888,842
Megan Telford EVP, Strategy, Energy Transition and Human Resources	2023	450,000	675,000	N/A	396,000	315,000	38,520	38,331	1,912,851
	2022	455,195	N/A	N/A	227,597	315,000	33,941	11,488	1,043,221
	2021	351,846	N/A	N/A	175,923	N/A	22,738	7,490	557,997
Paul Harricks Former Chief Legal Officer	2023	401,122	401,122	N/A	220,440	382,875	36,145	45,490	1,487,194
	2022	394,279	N/A	N/A	197,139	375,000	35,143	8,294	1,009,855
	2021	384,894	N/A	N/A	192,447	375,000	34,511	7,933	994,785
William Sheffield(8) Interim President and CEO	2023	66,000	66,000	N/A	0	N/A	N/A	28,825	160,825
	2022	420,953	420,953	N/A	200,000	N/A	N/A	38,866	1,080,772
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

1.

Base salaries presented are actual amounts earned for fiscal years 2021, 2022 and 2023, as applicable. 2023 base salary for Mr. Sheffield reflects time worked in his interim role in 2023 (January 1, 2023 to February 1, 2023). Ms. Telford’s 2022 base salary includes a top‑up for her interim role.

2.

For 2023, the dollar amounts represent the fair value of the awards on the grant date determined as a percentage of base salary (subject to rounding). The fair value of the PSUs was determined by multiplying the number of units granted by the closing price of the common shares on the date of grant. Other than the grant of DSUs to Mr. Sheffield, no share‑ or option‑based awards were granted in 2021 or 2022. Mr. Sheffield received DSUs as part of his compensation for his interim role under the non‑employee director deferred share unit plan.

3.

The short‑term incentive awards attributed to the noted financial year are based on a percentage of base salary and are paid following approval of performance multipliers by the board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Mr. Sheffield’s 2022 incentive was a special one‑time performance bonus for his interim role. Messrs. Lebeter and Spencer elected to take 20% of their 2023 awards in management DSUs.

4.

For 2021, and 2022, a cash‑settled performance‑based LTIP award was granted to all NEOs as a percentage of their annual base salary, with the exception of Mr. Sheffield, who was not eligible. The actual payout for these awards at the time of vesting will be based on the achievement of predetermined corporate performance objectives which discerns the 2021 and 2022 disclosed compensation from 2023 disclosed compensation. The value of the cash‑settled LTIP (see below in Outstanding cash‑settled LTIP table on page 94) does not appear in the summary compensation table in the year of grant and is instead reported in the year in which performance criteria were satisfied. The cash‑settled award granted in 2021 vested on February 28, 2024 following the end of the performance period on December 31, 2023, and is included in 2023 compensation based on the performance multiplier achieved (100.00% for Messrs. Lebeter, Lopez, and Harricks and Ms. Telford, and 147.41% for Mr. Spencer). As a result, the 2022 awards are not included in the table above, as the performance period for these grants will not end until 2024.

5.

The pension value for NEOs participating in the DCPP reflects the employer contributions made to the pension plan and supplemental plan during 2023. These values do not reflect the employee contributions or the investment gains/losses for fiscal year 2023. Mr. Spencer is currently the only NEO participating in the DBPP. The pension value includes a combination of annual current service cost as well as the past service impact of other compensating amounts. The DBPP provides a benefit, in respect of years of service up to 35, which is based on each plan member’s highest average earnings at the time of his or her termination or retirement. The value of the increase or decrease in the present value of the defined benefit obligation is affected by differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation. Effective December 1, 2016 earnings used for the highest average earnings calculation are capped at $350,000. Beginning on January 1, 2018 and each year thereafter the $350,000 earnings limit is increased by the change in the Consumer Price Index (Ontario).

92     Hydro One Limited | 2024 Management Information Circular

6.

All NEOs participate in the Management ESOP, except for Mr. Sheffield who was not eligible. Amounts represent the employer contributions to management ESOP for Mr. Lebeter, Mr. Lopez, Mr. Spencer, Ms. Telford and Mr. Harricks. Amounts also represent for Mr. Lebeter a wellbeing allowance of $50,000 and $103,244 in travel, Mr. Lopez $195,746 in travel, and Mr. Spencer a non‑pensionable and non‑bonusable award of $58,872 for his interim role as EVP, Digital & Technology. Consistent with the executive compensation framework, none of the NEOs were entitled to perquisites or other personal benefits in 2021 and 2022. Mr. Sheffield’s amount represents his board retainer earned from February 1, 2023 to June 2, 2023. Mr. Sheffield elected to receive his board retainer in DSUs, under the non‑employee director deferred share unit plan. His pro rata board fees for Q2 2023 were awarded in cash.

7.	Mr. Lebeter was the Chief Operating Officer on December 31, 2022 and was appointed President and CEO effective February 1, 2023.
8.	Mr. Sheffield was appointed Interim President and CEO from June 21, 2022 to February 1, 2023.

Outstanding Share‑based Awards and Option‑based Awards

The following chart provides details regarding outstanding share‑based awards for the NEOs based on the share price of $39.70 at close on December 29, 2023. No options‑based awards have been awarded since 2018, no option awards remain outstanding and none of our current NEOs have been awarded options.

	Share-based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share based awards not paid out or distributed ($)(2)
David Lebeter	31,923	1,267,343	263,986
Chris Lopez	18,781	745,606	2,197,568
Andrew Spencer	9,311	369,647	119,933
Megan Telford	17,957	712,893	42,333
Paul Harricks	10,459	415,222	155,250
William Sheffield	N/A	N/A	0

Notes:

1.	Reflects the value of outstanding PSUs, including any additional PSUs from dividend reinvestment, with performance assumed at 100%.
2.

Reflects the value of outstanding management DSUs for Ms. Telford and Messrs. Lebeter, Lopez, Spencer and Harricks as at December 31, 2023. Mr. Sheffield’s DSUs were granted under the non‑employee director DSU plan as part of his compensation for his interim role. He did not hold any DSUs as at December 31, 2023.

Hydro One Limited | 2024 Management Information Circular     93

EXECUTIVE COMPENSATION

Outstanding Cash‑settled LTIP Awards

The following chart provides details regarding cash‑based awards for the NEOs as of December 31, 2023:

Name	Grant Year		Grant Value	Vesting Date	Current Value(1)(3)
David Lebeter *As COO	2023		0	0	0
	2022	*	402,800	2/28/2025	402,800
	2021	*	400,000	2/28/2024	400,000
	Aggregate		802,800		802,800
Chris Lopez *Prior to enhanced role	2023		0	0	0
	2022	*	411,259	2/28/2025	411,259
	2021	*	408,400	2/28/2024	408,400
	Aggregate		819,659		819,659
Andrew Spencer *Prior to promotion	2023		0	0	0
	2022	*	183,781	2/28/2025	183,781
	2021	*	182,504	2/28/2024	182,504
	Aggregate		366,285		366,285
Megan Telford *Prior to enhanced role	2023		0	0	0
	2022	*	317,205	2/28/2025	317,205
	2021	*	315,000	2/28/2024	315,000
	Aggregate		632,205		632,205
Paul Harricks	2023		0	0	0
	2022		385,555	2/28/2025	385,555
	2021		382,875	2/28/2024	382,875
	Aggregate		768,430		768,430

Note:

1.

The value of cash‑settled LTIP awards reflect values at 100% of target performance and are not tied to share price. The actual value at the end of the performance period will depend on the achievement of the pre‑determined three‑year performance metrics. Consistent with the requirements of the executive compensation framework, for EVPs and above, cash‑settled LTIP payouts are capped at 100% of target. Mr. Spencer’s 2021 and 2022 awards are not capped at 100% because he was not an EVP prior to 2023.

2.	Mr. Sheffield was not eligible for LTIP awards.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based Awards – Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
David Lebeter	N/A	87,030	1,059,472
Chris Lopez	N/A	63,474	822,241
Andrew Spencer	N/A	38,695	443,923
Megan Telford	N/A	1,223	711,000
Paul Harricks	N/A	41,546	603,315
William Sheffield	N/A	71,134	0

94     Hydro One Limited | 2024 Management Information Circular

Notes:

1.	Hydro One has not granted option‑based awards to any employees including the ELT since 2018. No NEO holds outstanding options.
2.

The value of share‑based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes the value of management DSUs granted in February 2023 in respect of the 2022 short‑term incentive award payment. For all NEOs, the values above are based on the share price on the vesting date. Mr. Sheffield received fully vested DSUs under the non‑employee director deferred share unit plan as part of his compensation for his interim role.

3.

This column includes the full amount of the short‑term incentive awards even if a NEO elected to receive all or a portion as management DSUs and the value of the 2021 cash‑settled LTIP where the performance period ended December 31, 2023.

Retirement Benefits

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental plan as at December 31, 2023:(1)(2)

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(3)
David Lebeter	92,084	132,265	235,291
Chris Lopez	216,444	40,907	285,600
Megan Telford	59,116	38,520	107,216
Paul Harricks	98,946	36,145	146,416

Notes:

1.	In respect of the NEOs, the totals include pre‑tax amounts contributed to the notional supplemental plan and after‑tax amounts contributed to the prior non‑registered savings plan.
2.	Mr. Sheffield was not eligible to receive retirement benefits for his role as Interim President and CEO.
3.	Includes the employer contributions, and investment gain/losses during 2023.

The following table summarizes the pension information for the NEOs participating in the Hydro One DBPP and Supplemental plan as at December 31, 2023:

		Annual Benefits Payable
Name	Number of Years of Credited Service	At Year End($)(1)	At Age 65($)(1)	Opening Value of Defined Benefit Obliga- tion($)(2)	Compen- satory Change ($)	Non-Com- pensatory Change ($)(3)	Closing Value of Defined Benefit Obligation ($)(4)
Andrew Spencer	20.8	147,361	244,041	2,178,160	87,322	439,507	2,704,989

Notes:

1.

Annual benefits payable at year end were determined using highest three or five years average earnings as applicable and credited service at December 31, 2023. Annual benefits payable at age 65 were determined by using highest three or five years average earnings as applicable at December 31, 2023, and expected credited service at age 65.

2.

The opening present value of the defined benefit obligation is the value of the projected pension earned for service as of December 31, 2022. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2022 as disclosed in the notes to Hydro One Inc.’s 2022 consolidated financial statements, based on the actual earnings for 2022 and adjusted to reflect expected increases in pensionable earnings.

3.

Value includes the impact of amounts attributable to interest accruing on the beginning‑of‑year obligation, changes in the actuarial assumptions, the NEO’s own contributions and any other experienced gains and losses.

4.

Equals the value of the projected pension earned for service to December 31, 2023. Represents the defined benefit service cost (the value of the projected pension earned during the year, net of NEO’s contributions to the plan) and the impact of any differences between actual increases in 2023 earnings and the actual assumptions used for the year. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2023 as disclosed in Hydro One Inc.’s 2023 consolidated financial statements.

Hydro One Limited | 2024 Management Information Circular     95

EXECUTIVE COMPENSATION

v.  Aggregate Dilutive Impact of Equity‑Based Compensation Arrangements

The following table shows the aggregate dilutive impact of our equity‑based compensation arrangements.

	2023	2022	2021
Overhang – number of common shares available for issuance under all equity‑based compensation arrangements as a percentage of the weighted average number of outstanding common shares for the relevant year(1)	1.74%	1.81%	1.89%
Dilution – number of common shares issuable pursuant to outstanding awards as a percentage of the weighted average number of outstanding common shares for the relevant year(2)(3)	0.32%	0.37%	0.45%
Burn rate – number of common shares issuable pursuant to awards granted during the year as a percentage of the weighted average number of outstanding common shares for the relevant year(3)	0.02%	0.00%	0.00%

Notes:

1.

The weighted average number of outstanding common shares during the last three years were as follows: 598,986,584 common shares for the year ended December 31, 2023, 598,616,561 common shares for the year ended December 31, 2022, and 598,080,111 common shares for the year ended December 31, 2021.

2.

In connection with the company’s IPO, rights to receive an aggregate of 5,416,449 common shares were granted to certain employees represented by the Power Workers’ Union and the Society of United Professionals pursuant to two share grant plans. At December 31, 2023, rights to receive an aggregate of 1,925,301 common shares remained outstanding. For further details, see “Share Grant Plans for Certain Members of Power Workers’ Union and the Society of United Professionals” starting on page 104.

3.	No LTIP awards consisting of PSUs, RSUs, or stock options were granted in 2021 or 2022. In 2023, Hydro One granted LTIP awards consisting of PSUs and RSUs.

vi. Termination and Change in Control Provisions

Each of the NEOs is a party to an employment agreement with Hydro One governing the terms of their employment. Due to the interim nature of his assignment, Mr. Sheffield’s agreement did not have termination provisions. The following table sets out the entitlements of the NEOs under various termination scenarios, based on the employment agreements in effect on December 31, 2023:

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)	Termination without Cause following Change in Control(4)(5)	Termination for Cause
Severance	None	None	2x or 1.5x aggregate of base salary plus lower of: (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None
Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends
Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited
LTIP (Cash-settled and PSUs)	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service(6), in which case a pro rata portion will vest	Vests immediately	Award forfeited
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Benefits(7)	Benefits end	Benefits end	Continue for 18 or 24 months(8)	Continue for 18 or 24 months	Benefits end

Notes:

1.

The NEOs may voluntarily resign their employment at any time; Messrs. Lebeter, Spencer and Ms. Telford are required to give three (3) months’ notice. Mr. Lopez provided notice of his intention to resign effective June 30, 2024. Under the terms of Mr. Lopez’ retention agreement, he will receive a severance payment as per the termination without cause provisions, accelerated vesting for all outstanding LTIP awards as of his date of resignation (at 100% of target performance) and a prorated short‑term incentive award at target.

96     Hydro One Limited | 2024 Management Information Circular

2.

All NEOs, with the exception of Mr. Lebeter, are considered to have ‘retired’ under the cash‑settled LTIP if the retirement has been approved by the board, the NEO complies with such conditions as the board may require in connection with its approval, has given six (6) months prior notice, is paid no cash severance payment or retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the LTIP, NEOs are considered to have retired if the retirement has been approved by the board, the NEO complies with such conditions as the board may require in connection with its approval, has given six (6) months prior notice, is not paid or entitled to receive any termination pay, severance pay, retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. Any awards eligible for continued vesting must have been granted at least 6 months prior to the date the NEO provided notice of their intention to retire. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the STIP, NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the board determines. NEOs will forfeit any awards that have vested but have not been paid out or settled in the event of a breach of any non‑competition or non‑solicitation obligation. For Mr. Lebeter, the board has applied its discretion and approved the following: if Mr. Lebeter has completed a minimum of three (3) years continuous service in the role of President and CEO, the Board may in its sole discretion decide to terminate Mr. Lebeter’s employment and characterize it for all purposes as a retirement. If Mr. Lebeter accepts this treatment and complies with such transitional activities as may be reasonably required by the Company during the period from the date of notification of such retirement until the date active employment ceases with the Company and its affiliates, Mr. Lebeter will be entitled to have his LTIP awards continue to vest and to also receive the separation package under termination without cause.

3.

The payout multiplier for Mr. Lebeter is 2x and for Mr. Lopez and Ms. Telford is 1.5x. Mr. Spencer is entitled to one month’s base salary per completed year of service up to 24 months. Ms. Telford and Mr. Spencer are entitled to 1x bonus.

4.

Treatment only applies to termination by the company without cause or in the case of Messrs. Lebeter and Spencer and Ms. Telford in the case of resignation for good reason within 24 months following a change in control and only applies to unvested awards. For Mr. Lopez, unvested LTIP awards at the time of Change in Control will continue to vest if rolled over into corresponding LTIP awards with the surviving entity with the board retaining discretion to accelerate vesting. For Messrs. Lebeter and Spencer and Ms. Telford “good reason” is defined as a material change in title, responsibilities, reporting line or relationship or “status”; a reduction in base pay or in STIP or LTIP target opportunity that would result in a material reduction in aggregate annual compensation or opportunity for compensation; being required to change principal place of employment more than 50 kilometers away from the existing Toronto based principal place of employment; constructive dismissal; as well as in the change in control circumstances as defined below. These NEOs must provide the Company with written notice confirming the circumstances they believe to constitute Good Reason within 21 days of the occurrence and a cure period of 60 days following the date the Company has received such notice has elapsed without such circumstances having been cured. Any unvested LTIP awards will immediately vest on the date employment is terminated without cause or resignation for good reason within twenty‑four (24) months of a Change in Control.

5.

A ‘change in control’ will occur in the following circumstances: a. more than 50% of the outstanding voting securities of the company are acquired; b. all or substantially all of the assets of the company are sold, assigned or transferred other than to a wholly‑owned subsidiary; c. an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company; d. individuals who, at the beginning of any two‑year period constitute the board of directors, cease to constitute a majority of the board during such two‑year period excluding any individuals whose service ceased due to death; e. pursuant to its rights in the governance agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the chair of the board; f. a change is made to an Ontario law or regulation that: i. both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or ii. imposes limits on the quantum of compensation that may be paid to non‑union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or g. the board passes a resolution confirming that a change in control has occurred.

6.

If a participant has not committed an act or has not failed to take any action, that has resulted or could damage the company or its reputation, a pro rata portion of the participant’s awards will vest, subject to, for cash‑settled LTIP, the participant having five (5) years of service.

7.

Mr. Lopez is entitled to 24 months of benefits continuation following termination of employment for any reason with the exception of termination for cause or reemployment. Hydro One does not ascribe a value for benefits continuation. Any wellbeing allowances end upon termination of employment for any reason.

8.	Benefits will continue for up to 24 months for Mr. Lebeter, for 18 months for Mr. Lopez and as per Employment Standards Act minimum requirements for Ms. Telford and Mr. Spencer.

Hydro One Limited | 2024 Management Information Circular     97

EXECUTIVE COMPENSATION

The table below shows the incremental amounts that would become payable to the company’s NEOs, if such events had occurred on December 31, 2023.

Name	Resignation ($)	Retirement ($)(1)	Termination Without Cause ($)(2)	Termination Without Cause after Change in Control ($)	Termination for Cause ($)
David Lebeter	0	0	2,318,229	4,143,937	0
Chris Lopez	0	0	2,027,328	2,810,608	0
Andrew Spencer	0	0	1,123,841	1,503,293	0
Megan Telford	0	0	1,079,004	2,286,605	0
Paul Harricks(3)	0	1,183,652	N/A	N/A	0
William Sheffield(4)	0	0	0	0	0

Notes:

1.	Hydro One does not ascribe a value for benefits continuation.
2.

Severance payments are calculated based on annualized base salary and the lower of the average annual bonus for the prior 3 years and the target short‑term incentive as of December 31, 2023. The severance calculation multiplier for the NEOs is 1.5x to 2x for base salary and 1x to 2x for STIP. For participants in the LTIP, a pro rata portion of the participant’s LTIP has been included above, assuming performance at 100% For participants with at least five (5) years of service a pro rata portion of the participant’s outstanding cash‑settled LTIP has been included above, assuming performance at 100%. The company does not ascribe a value for benefits continuation.

3.

Mr. Harricks retired on December 31, 2023. The value represents his unvested LTIP which will continue to vest to the normal vesting dates and be subject to actual performance, valued as of December 29, 2023, assuming a payout of 100% for 2022 and 2023 awards and actual performance of 100% for the 2021 award.

4.	Due to the interim nature of his assignment, Mr. Sheffield’s employment agreement did not contain any termination provisions.

98     Hydro One Limited | 2024 Management Information Circular

I.  Appendices

i.  Securities Authorized for Issue Under Equity Compensation Plans

The following table provides a summary as of December 31, 2023, of the security‑based compensation plans pursuant to which equity securities of Hydro One may be issued.

Plan Category	Equity Compensation Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)		Weighted-average exercise price of outstanding options, warrants and rights ($) (B)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C)
Equity compensation plans approved by shareholders	N/A	N/A		N/A	N/A
Equity compensation plans not approved by shareholders(2)	Long‑term Incentive Plan	142,925	(1)	N/A	8,615,210	(1)(2)
	Power Workers’ Union Share Grant Plan(3)	1,259,877	(2)	N/A	0	(3)
	Society of United Professionals Share Grant Plan(3)	522,499	(2)	N/A	0	(3)
Total		1,925,301		N/A	8,615,210

Notes:

1.	Assumes outstanding 2023 PSUs vest at 100% of target.
2.

As at December 31, 2023, 2,260,125 common shares have been issued under the Power Workers’ Union Share Grant Plan (0.38% of the 599,077,067 issued and outstanding common shares as at December 31, 2023) and 1,259,877 common shares remain available for issuance (0.21% of the 599,077,067 issued and outstanding common shares as at December 31, 2023) after giving effect to certain forfeitures. 665,558 common shares have been issued under the Society of United Professionals Share Grant Plan to date (0.11% of the 599,077,067 issued and outstanding common shares as at December 31, 2023) and 522,499 common shares remain available for issuance (0.09% of the 599,077,067 issued and outstanding common shares as at December 31, 2023) after giving effect to certain forfeitures.

3.

The number of common shares to which the eligible employees represented by the Power Workers’ Union and the Society of United Professionals are entitled to under the Grant Plans is determined as a percentage of base salary and the price at which the Province agreed to sell the shares as reflected in the final prospectus of the IPO.

ii. Equity‑based Long‑term Incentive Plan

A summary of the key terms of the LTIP as in effect on December 31, 2023 are presented below.

Types of Awards

PSU – A PSU entitles the participant to receive common shares following the achievement of specified performance‑ and time‑vesting conditions. The HRC has the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of PSUs. The HRC may elect to settle PSUs in cash.(1)

RSU – A RSU entitles the participant to receive common shares following the achievement of specified time‑vesting conditions. The HRC shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs. The HRC may elect to settle RSUs in cash.(1)

Hydro One Limited | 2024 Management Information Circular     99

EXECUTIVE COMPENSATION

Types of Awards (continued)

The LTIP also contemplates the possibility of grants of:

Options – An option is the right to acquire a common share on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share on the date of grant. Standard four‑year vesting unless otherwise specified by the HRC. The term of an option may not exceed 10 years.

Restricted shares – A restricted share award is an award of common shares subject to forfeiture restrictions.

DSU – A DSU is an award that entitles the participant to receive common shares following termination of employment or service with the company. DSUs may be subject to performance conditions or other vesting conditions. Management DSUs are granted under a separate cash‑settled plan.

SAR – A share appreciation right (SAR) is the right to receive common shares equal in value to the appreciation in the value of a common share over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. Standard four‑year vesting unless otherwise specified by the HRC The term of a SAR may not exceed 10 years.

Other awards – Other awards are awards that are convertible into or otherwise based on the common shares.

Eligibility	Employees and consultants of Hydro One and its affiliates as determined by the HRC. Non‑employee directors on the board are not eligible.
Maximum No. of Shares Authorized

11,900,000 common shares or approximately 2% of the issued and outstanding shares. Within that limit the maximum number of common shares which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.79% of the issued and outstanding shares as of December 31, 2023). As of December 31, 2023, there were 8,472,285 common shares available for future awards (approximately 1.41% of the issued and outstanding shares).

If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares, common shares which were issuable under the award will be available for future grants. Common shares issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.

Insider Limits

Under the LTIP and any other Hydro One security‑based compensation arrangements:

•     maximum number of common shares issuable to insiders at any time is 10% of the outstanding common shares.

•     maximum number of common shares issuable to insiders within any one‑year period is 10% of the outstanding common shares.

•     the LTIP does not provide for a maximum number of common shares which may be issued to an individual pursuant to the LTIP and any other security‑based compensation arrangement (expressed as a percentage or otherwise).

Fair Market Value	Under the LTIP, the fair market value is based on the closing common share price on the TSX on the applicable date.
Company Trading Blackout Periods

If an award is scheduled to expire during, or within five business days after a company trading blackout period restricting employees from trading in common shares, then the award will expire 10 business days after such blackout period expires.

100     Hydro One Limited | 2024 Management Information Circular

Death & Disability

Unless otherwise determined by the HRC, a pro rata portion of the next instalment of the award due to vest will immediately vest. Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement

Unless otherwise determined by the HRC, all unvested awards granted more than six months prior to the receipt of the notice to retire will continue to vest and are settled and exercised in accordance with their terms. Other unvested awards will be forfeited.(1)

“Retirement” means:

(a) If the employee:

i. is the President and CEO or reports directly to the President and CEO, the retirement has been approved by the board and the employee complies with such conditions as the board may require;

ii. is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the HRC may determine;

iii. achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the Participant;

iv.has achieved such lesser age and/or service thresholds as the Plan Administrator may determine.

(b) the employee has given formal notice of their intention to retire six months in advance or such lesser period as the Plan Administrator may approve;

(c) no cash severance payment or retirement allowance or equivalent is paid; and

(d) the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.
Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.
Termination Without Cause(2)

A prorated portion of the next instalment of any awards due to vest will immediately vest with PSUs deemed to have met 100% of the specified performance targets.

Unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination Without Cause Within 24 Months Following a Change in Control

If, within 24 months following a change in control, the executive’s employment is terminated by the company without cause:

(i)   if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control (as defined below) the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

(ii)   if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Hydro One Limited | 2024 Management Information Circular     101

EXECUTIVE COMPENSATION

Change in Control(3)

The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash‑out of outstanding awards.

Definition of Change in Control

Subject to certain exceptions, means:

(a) more than 50% of the outstanding voting securities of the company are acquired;

(b) all or substantially all of the assets of the company are sold, assigned or transferred, other than to a wholly‑owned subsidiary;

(c) an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;

(d) individuals who, at the beginning of any two‑year period constitute the board of directors, cease to constitute a majority of the board, excluding any individuals whose service ceased due to death during such two‑year period;(4)

(e) pursuant to its rights in the Governance Agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the chair of the board;(4)

(f) a change is made to an Ontario law or regulation that:

(i)  both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

(ii) imposes limits on the quantum of compensation that may be paid to non‑union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid;(4) or

(g) the board passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of the company’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability

Options are generally not assignable or transferable. Other awards may be assigned to a ‘permitted assign’ (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion

The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

Adjustments

The HRC may make adjustments in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares issuable under the LTIP in the event of a capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of the company that does not constitute a change in control.

102     Hydro One Limited | 2024 Management Information Circular

Amendment

The HRC may amend the LTIP or outstanding awards, or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.

Shareholder approval is required for any amendment that:

(a)  increases the number of common shares available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above);

(b)  permits non‑employee directors to receive awards;

(c)  reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the company or its capital;

(d)  extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within five business days thereof);

(e)  permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period);

(f)  permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes; or

(g)  deletes or reduces the range of amendments which require shareholder approval.

Notes:

1.	Represents a change to the LTIP which was approved by the board on February 14, 2023; the TSX accepted notice of the amendment in June 2023.
2.	Represents a change to the LTIP which was approved by the board on May 15, 2018; the TSX accepted notice of the amendment on August 10, 2018.
3.

As noted above in the Termination and Change in Control Provisions table, in the event of a resignation for good reason following a Change in Control, the vesting of awards granted prior to the change in control continues or accelerates.

4.	Represents a change to the LTIP which was approved by the board on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.
5.

In addition to the amendments noted above, other housekeeping amendments were made to the LTIP in 2023, such as updating the definitions; amending provisions to comply with applicable laws and clarifying that all award payouts are inclusive of any and all vacation pay. None of the amendments approved by the board on February 14, 2023 and accepted by the TSX in June 2023 required shareholder approval.

The above description of the equity‑based LTIP is summary in nature and is qualified in its entirety by the text of the LTIP.

Hydro One Limited | 2024 Management Information Circular     103

EXECUTIVE COMPENSATION

iii.  Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals

A summary of the key terms of the share grant plans referenced above is provided below:

	Power Workers’ Union Share Grant Plan	Society of United Professionals Share Grant Plan
Benefit	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2017	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2018
Eligibility	Employees represented by the Power Workers’ Union and contributing to the Hydro One DBPP as of April 1, 2015	Employees represented by the Society of United Professionals and contributing to the Hydro One DBPP as of September 1, 2015
Maximum No. of Shares Authorized	3,981,763 common shares (0.66% of the outstanding common shares)	1,434,686 common shares (0.24% of the outstanding common shares)
Schedule for Delivery of Shares

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:

•     April 1, 2028;

•     the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and

•     the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:

•     April 1, 2029;

•     the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and

•     the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Termination of employment	Delivery of common shares ceases if participant has not been an employee continuously from April 1, 2015	Delivery of common shares ceases if participant has not been an employee continuously from September 1, 2015
Assignability	Right to receive common shares is non‑assignable	Right to receive common shares is non‑assignable
Amendment

Board may amend the plan at any time subject to the consent of the Power Workers’ Union and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent

Shareholder approval is required for any amendment that:

(a) increases the number of common shares reserved for issuance under the plan,

(b) permits non‑employee directors to participate,

(c) allows equity‑based awards other than grants of common shares to be made under the plan, or

(d) amends the amendment provisions other than to add additional matters requiring shareholder approval.

Board may amend the plan at any time subject to the consent of the Society of United Professionals and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent

Shareholder approval is required for any amendment that:

(a) increases the number of common shares reserved for issuance under the plan,

(b) permits non‑employee directors to participate,

(c) allows equity‑based awards other than grants of common shares to be made under the plan, or

(d) amends the amendment provisions other than to add additional matters requiring shareholder approval.

The above description of the share grant plans is summary in nature and is qualified in its entirety by the text of each share grant plan.

104     Hydro One Limited | 2024 Management Information Circular

OTHER INFORMATION

Other Information

Directors’ and Officers’ Liability Insurance

Hydro One carries traditional directors’ and officers’ insurance (the traditional policy) which has a total policy limit of $200 million in the aggregate, including defence costs. In 2015, Hydro One purchased public offering of securities directors’ and officers’ liability insurance (POSI, the public offering of securities policy) to cover the directors and officers and the company against claims arising out of the Initial Public Offering, subsequent offerings of equity by the province, and the offering of convertible debentures in 2017. The limit on this policy was also $200 million in the aggregate, including defence costs, and protected against claims made six years after the last offering. The POSI expired in August of 2023 coinciding with the statute of limitations for filing claims. There are no plans to renew this policy. Under both policies, Hydro One and its subsidiaries are reimbursed for payments made under indemnity provisions on behalf of directors and officers for actual or alleged wrongful acts committed in their insured capacity, subject to all the terms, conditions, and exclusions of the policies. The traditional policy has a $500,000 deductible and the public offering of securities policy had a $100,000 deductible for indemnifiable claims. The 2023 premium costs for these policies, exclusive of taxes, are: $705,825 for the traditional policy; and $15,927 (annualized portion of the total premium cost over the life of the policy) for the public offering of securities policy.

Indebtedness of Directors, Officers and Employees

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One or any of its subsidiaries had any outstanding indebtedness to Hydro One or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as noted below and elsewhere in this circular, there are no material interests, direct or indirect, of any director or executive officer of the company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One’s common shares, any proposed director, or any associate or affiliate of any of the foregoing persons, in any transaction since the commencement of the company’s most recently completed financial year before the date hereof that has materially affected or is reasonably expected to materially affect the company.

In connection with the initial public offering, on November 5, 2015, the company entered into: (i) the Governance Agreement with the Province; and (ii) a registration rights agreement (the Registration Rights Agreement) with the Province granting the Province certain rights with respect to future sales of common shares owned by the Province. On July 11, 2018, the company entered into the July 11 Letter Agreement with the Province as described starting on page 30 of this circular.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of directors of Hydro One or as otherwise set out in this circular, no director or executive officer of the company, since the beginning of the company’s last financial year, proposed director, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

Hydro One Limited | 2024 Management Information Circular     105

OTHER INFORMATION

Shareholder Proposals and Nominations

A shareholder intending to submit a proposal at an annual meeting of shareholders of the company must comply with the applicable requirements of the Business Corporations Act (Ontario) and the company’s by‑laws. Any proposal to be considered at the 2025 annual meeting of the company must be received by the corporate secretary of Hydro One by no later than April 7, 2025.

Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary, Hydro One Limited, 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5 and include the information set forth in the company’s by‑laws. The notice must be made not less than 30 days (40 days where notice and access is to be used) prior to the date of the annual meeting of shareholders to which the nomination relates. See the company’s by‑laws for complete details on the procedures to be followed. The company’s by‑laws are available under Hydro One’s profile on SEDAR+ at www.sedarplus.com.

Other Business

Management does not currently know of any matters to be brought before the meeting other than those set forth in the notice accompanying this circular.

Additional Information

Additional information relating to Hydro One is available under Hydro One’s profile on SEDAR+ at www.sedarplus.com and on our website at www.HydroOne.com. For additional details concerning the Governance Agreement, the Registration Rights Agreement and the July 11 Letter Agreement, please refer to Hydro One’s annual information form which is available under Hydro One’s profile on SEDAR+ at www.sedarplus.com. Additional financial information is provided in the consolidated financial statements and notes to the consolidated financial statements and management’s discussion and analysis of Hydro One for 2023. Shareholders may request copies of Hydro One’s financial statements and management’s discussion and analysis by sending a request in one of the following ways.

Mail

483 Bay Street

c/o Corporate Secretary of Hydro One Limited

8th Floor Reception, South Tower

Toronto, Ontario

M5G 2P5

Email

investor.relations@HydroOne.com

Copies are also available under Hydro One’s profile on SEDAR at www.sedar.com.

106     Hydro One Limited | 2024 Management Information Circular

Caution Regarding Forward-looking Statements

Certain information in the “Environmental, Social & Governance (ESG)” section contains “forward‑looking information” within the meaning of applicable Canadian securities laws. Forward‑looking information in this circular is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry, and the regulatory and economic environments in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to: the company’s focus on executing the sustainability priorities of its corporate strategy where it believes it can make the greatest impact: diversifying its talent across its workforce and creating an equitable and inclusive work environment, effectively managing the impact of climate change on the company’s business, supporting Ontario in enabling the energy transition and reducing our environmental footprint, and on strengthening the company’s Indigenous and community partnerships in order to build the socio‑economic capacity across the province; the company’s commitment to achieving 3.5% Black executives and board members and 5% Black student hires by 2025; the company’s commitment to achieving at least 30% female executives and board members; the company’s commitment to achieving a target of 30% reduction of Scope 1 and Scope 2 GHG emissions by 2030 and net‑zero GHG emissions by 2050; plans to transform 50% of Hydro One’s fleet of sedans and SUVs to plug‑in electric or hybrid EVs by 2025 and 100% by 2030; the company’s commitment to increasing Indigenous procurement spend to 5% of the company’s total procurement spend by 2026 and commitment to ensuring 20% of its corporate donations and sponsorships support Indigenous communities; and, the company’s commitment to reporting annually on its progress in achieving certain publicly stated goals in its annual sustainability report and to continuously increasing the transparency and accountability of its ESG disclosures.

Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, “can” and negative and grammatical variations of such words and similar expressions are intended to identify such forward‑looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward‑looking information. The forward‑looking information in this section is based on a variety of factors and assumptions including, but not limited to: the scope of the COVID‑19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of US GAAP; a stable regulatory environment; no significant changes to the company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third‑party sources. Actual results may differ materially from those predicted by such forward‑looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur.

Hydro One Limited | 2024 Management Information Circular     107

OTHER INFORMATION

Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward‑looking information include, among other things: regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate‑setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs; risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the company and its impact on the company’s funding and liquidity; risks relating to the location of the company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves; the risk that the company may be unable to comply with regulatory and legislative requirements or that the company may incur additional costs for compliance that are not recoverable through rates; the risk of exposure of the company’s facilities to the effects of severe weather conditions, natural disasters, man‑made events or other unexpected occurrences for which the company is uninsured or for which the company could be subject to claims for damage; risks associated with information system security and maintaining complex IT and OT system infrastructure, including system failures or risks of cyber‑attacks or unauthorized access to corporate IT and OT systems; the risk of non‑compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the company’s recorded environmental liabilities and related regulatory assets may change; the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the company’s rate decisions; the risk that the company may not be able to execute plans for capital projects necessary to maintain the performance of the company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters; risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the company’s planned projects; risks related to the company’s work force demographic and its potential inability to attract and retain qualified personnel; the risk that the company is not able to arrange sufficient cost‑effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the company’s credit ratings or risks associated with investor interest in ESG performance and reporting; risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; risks associated with economic uncertainty and financial market volatility; the risk of failure to mitigate significant health and safety risks; the risk of not being able to recover the company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post‑employment benefits and post‑retirement benefits costs; the impact of the ownership by the Province of lands underlying the company’s transmission system; the risk associated with legal proceedings that could be costly, time‑consuming or divert the attention of management and key personnel from the company’s business operations; the impact if the company does not have valid occupational rights on third‑party owned or controlled lands and the risks associated with occupational rights of the company that may be subject to expiry; risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry; the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected; risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto; risks relating to an outbreak of infectious disease, including the COVID‑19 pandemic (including a significant expansion in length or severity of the COVID‑19 pandemic, including the spread of its variants, restricting or prohibiting the company’s operations or significantly impacting the company’s supply chain or workforce; severity of mitigation measures relating to the COVID‑19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the company related to the COVID‑19 pandemic); the inability to continue to prepare financial statements using US GAAP; and, the risk related to the impact of any new accounting pronouncements. Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the sections entitled “Forward‑Looking Information” and “Risk Factors” in Hydro One Limited’s most recent annual information form, the sections entitled “Risk Management and Risk Factors” and “Forward‑Looking Statements and Information” in Hydro One Limited’s most recent annual management’s discussion and analysis of its financial condition and results of operations and the section entitled “Forward‑Looking Statements and Information” in Hydro One Limited’s most recent interim management’s discussion and analysis of its financial condition and results of operations which are filed on SEDAR+ under Hydro One Limited’s profile at www.sedarplus.com. You should review such materials in detail, including the matters referenced therein.

Hydro One does not undertake or assume any obligation to update or revise any forward‑looking information for any reason, except as required by applicable securities laws.

108     Hydro One Limited | 2024 Management Information Circular

SCHEDULE "A"

Schedule “A” Hydro One Limited

Mandate for the Board of Directors

The board of directors (the Board) of Hydro One Limited (including its subsidiaries, the Company), elected by the shareholders of the Company, is responsible for overseeing the business and affairs of the Company, including its strategy. The Board discharges its responsibilities with a view to the best interests of the Company, which includes preserving and enhancing its underlying value having regard to the interests of its stakeholders.

Purpose

The Board discharges its oversight and supervisory responsibilities directly and through its Audit Committee, Governance & Regulatory Committee, Human Resources Committee, Indigenous Peoples, Safety & Operations Committee and by delegating the day‑to‑day management of the Company to the Chief Executive Officer and senior management.

The primary roles and responsibilities of the Board include overseeing:

(a)	the Company’s brand, reputation and culture of integrity;
(b)	the strategy, operating model, and organizational structure of the Company;
(c)	the Company’s capital and financial structure and performance;
(d)	the Company’s approach to environmental, social and governance matters relating to the long‑term health and sustainability of the Company;
(e)	the appointment and succession of the Company’s CEO;
(f)	the Company’s relationships and engagement with its key stakeholders;
(g)	material regulatory matters and public policy initiatives associated with the electricity and utility sector impacting the Company; and
(h)	the identification, assessment and management of the Company’s principal risks.

Responsibilities

The principal responsibilities of the Board are set out below.

Culture & Reputation

1.	Promoting a culture of integrity, ethical leadership, diversity, inclusion, health safety and sustainability within the Company and its leadership.
2.	Assessing the adequacy and effectiveness of management’s programs, policies and procedures to preserve and enhance the Company’s culture, brand and reputation.
3.

Satisfying itself as to the integrity of the Chief Executive Officer and other direct reports and other key employees of the Company and its subsidiaries as the Committee or Board may determine (collectively, the Designated Employees), and their commitment to the cultural and ethical objectives of the Company.

4.	Receiving reports from the CEO on a regular basis with respect to the Company’s culture.

Hydro One Limited | 2024 Management Information Circular     109

SCHEDULE "A"

Strategic Planning & Major Projects

5.	Overseeing and approving the strategy, mission and vision of the Company.

6.	Overseeing and approving the Company’s annual budget, business plan and Asset Investment Plan.

7.

Adopting processes for monitoring the Company’s performance and progress toward its strategic and operational priorities, objectives and goals and the adequacy and effectiveness of management’s policies, programs and processes.

8.	Receiving reports from the CEO on a regular basis with respect to the Company’s strategy.

9.	Receiving reports from management on long‑term planning and discussions associated with significant or strategic operational activities and major projects or investments.

Financial Performance, Structure & Material Investments

10.	Overseeing and approving the capital and financial structure of the Company, including its liquidity and capital resources.

11.	Approving the external auditors to be engaged by the Company to be proposed for shareholder approval.

12.	Approving the declaration and payment of dividends.

13.

Approving (i) new capital or Operations, Maintenance and Administration project expenditures (and, if and as required, cumulative variances relating thereto) requiring the approval of the Board under the Company’s Delegation and Exercise of Authority Policy and Expenditure Authority Register (the EAR) and (ii) other strategic and/or long‑term investments, projects or capital allocation programs or activities of the Company.

14.	Delegating to senior management the authority for expenditures and transactions, subject to specified limits under the EAR, beyond which Board approval is required.

15.

Overseeing the accurate disclosure and reporting of the financial performance of the Company to shareholders, other securityholders and regulators on a timely and regular basis, including reviewing and approving the Company’s financial statements, management’s discussion and analysis and earnings releases.

16.

Overseeing the adequacy and effectiveness of the Company’s internal controls and disclosure controls and procedures, including to ensure compliance with applicable laws and the Company’s policies and procedures.

Corporate Governance

17.

Overseeing and approving the Company’s overall approach to corporate governance, having regard to the Governance Agreement between the Company and the Province of Ontario, including the terms of the Board and Committee Mandates, the Company’s Corporate Governance Guidelines and other corporate governance policies and standards, and having regard to governance best practices.

18.	Overseeing structures and procedures to enable the Board to exercise objective and independent judgment and oversight of the management of the Company’s business and affairs.

19.	Overseeing succession planning for the Board, orientation and ongoing educational opportunities for directors and the annual assessments of the effectiveness of the directors and the Board as a whole.

20.	Overseeing the succession plans for the Chief Executive Officer and associated contingency preparedness.

21.

Delegating to Board Committees oversight of specific matters (except for the authority of the Governance & Regulatory Committee over the management and oversight of the director nomination process in accordance with the Governance Agreement), and appointing, where appropriate, ad hoc committees to assist the Board in discharging its responsibilities.

110     Hydro One Limited | 2024 Management Information Circular

Regulatory Affairs & Public Policy

22.

Overseeing material public policy initiatives and regulatory matters relevant to the Company’s strategies, business and operations, including the Company’s relationships with electricity and utility regulators.

23.

Overseeing and approving management’s proposed strategies and plans relating to significant transmission, distribution or combined rate filings or applications and other material regulatory matters requiring approval by electricity and utilities regulators, agencies or authorities.

Stakeholder Relationships

24.	Overseeing and receiving reports from management on the Company’s investor relations activities and investor feedback.

25.

Overseeing and approving the Company’s Indigenous Peoples strategy and engagement framework, including with respect to the Company’s partnerships and other significant relationships and engagement with Indigenous Peoples and the adequacy and effectiveness of management’s policies, programs and procedures to enhance long‑term relationships of trust and mutual respect with Indigenous Peoples.

26.

Overseeing the Company’s engagement and communications strategies and policies relating to the Company’s customers and other key stakeholders, including shareholders, Indigenous Peoples, employees, financial analysts, governmental and regulatory authorities, the media and the communities in which the Company operates, as well as processes to ensure the timely, accurate and complete disclosure of material developments impacting the Company.

27.	Receiving reports on the activities of the Company’s independent Ombudsman.

Sustainability, Environment, Health & Safety

28.

Overseeing, reviewing and, where applicable, approving the Company’s strategies and approach relating to sustainability matters including environmental, social, governance, climate change, and health and safety matters.

29.	Reviewing and approving the Company’s annual sustainability report.

Management & Human Resources

30.	Overseeing the Company’s human resources strategy and plans, including diversity and inclusion policies and practices.

31.	Overseeing and approving the appointment and succession of the Chief Executive Officer and their performance and compensation.

32.	Overseeing, in coordination with the Chief Executive Officer, the process and plans for the appointment, succession and compensation of all other senior management and their performance.

Hydro One Limited | 2024 Management Information Circular     111

SCHEDULE "A"

Risk Management

33.

Overseeing and approving the Company’s Enterprise Risk Management framework and programs for identifying, assessing and managing the Company’s principal risks, including, but not limited to, any applicable material environmental and social‑related risk, with a view to achieving an appropriate balance between the risks incurred and potential returns and the long‑term sustainability of the Company.

34.

Overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the Company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the Enterprise Risk Management framework is assigned to the Board or one of its Committees.

35.	Overseeing the Company’s material cyber security, physical security, data privacy and information technology infrastructure, policies and programs.

Policies

36.	The Board is responsible for reviewing and approving the policies listed on Appendix “A”.

112     Hydro One Limited | 2024 Management Information Circular

Appendix A – Policies

1.	Code of Business Conduct;
2.	Whistleblower Policy;
3.	Director Conflict of Interest Policy;
4.	Corporate‑Shareholder and Stakeholder Engagement Policy;
5.	Director Compensation, Travel and Expense Policy;
6.	D&O Insurance Policy;
7.	Insider Trading Policy;
8.	Skills Matrix;
9.	Board Diversity Policy;
10.	Majority Voting Policy;
11.	Corporate Disclosure Policy;
12.	Corporate Governance Guidelines;
13.	Mandate of the Ombudsman;
14.	Mandates of the Board and Board Committees;
15.	Position Descriptions for the CEO, the Chair, the Directors and the Committee Chairs;
16.	Environment Policy;
17.	Health & Safety Policy;
18.	Public Safety Policy;
19.	Indigenous Relations Policy;
20.	Audit & Non‑Audit Services Pre‑Approval Policy;
21.	Policy for Hiring Employees/Former Employees of the External Auditor;
22.	Fraud Risk Assessment Management Program;
23.	Anti‑Bribery and Anti‑Corruption Policy;
24.	Compensation Recoupment Policy;
25.	Executive Share Ownership Guidelines and Anti‑Hedging Policy;
26.	Cash Settled Long‑Term Incentive Plan;
27.	Defined Contribution Pension Plan;
28.	Employee Share Purchase Plan;
29.	Long Term Incentive Plan;
30.	Management Deferred Share Unit Plan;
31.	Non‑Employee Director Deferred Share Unit Plan; and
32.	Non‑Registered Savings Plan.

Hydro One Limited | 2024 Management Information Circular     113

How to Contact Us

Investors	Hydro One Investor Relations 483 Bay Street, South Tower, 7th Floor Toronto, Ontario, Canada M5G 2P5 Email: investor.relations@HydroOne.com	Find the information you need online
Customers	Hydro One Networks Inc. P.O. Box 5700, Markham, Ontario, Canada L3R 1C8 Billing and Service Inquiries: Tel: 1‑888‑664‑9376 Report an Emergency (24 hours): Tel: 1‑800‑434‑1235	Stay current with the latest Hydro One investor information and sign up for email alerts by visiting www.HydroOne.com/Investor-Relations.

Shareholders looking for information on voting or technical support for the virtual shareholder meeting

Broadridge Financial Solutions Inc.

How to Vote:
By phone: 1‑800‑474‑7493 (English) or 1‑800‑474‑7501 (French)

Online: www.proxyvote.com
(enter the control number located on the voting instruction form)

URL for the virtual shareholder meeting: www.virtualshareholdermeeting.com/HRNNF2024

Technical support line: 1‑844‑986‑0822 or 303‑562‑9302 (International)

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.HydroOne.com).

If you are a shareholder and want to receive paper copies of our interim financial statements and related MD&A and/or our annual financial statements and related MD&A in 2024, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Shareholders changes in share registration, address changes, dividend information, lost share certificates, estate transfers, or duplicate mailings

Computershare Trust Company of Canada
100 University Avenue, 8th floor
Toronto, Ontario, Canada M5J 2Y1
Tel: 1‑800‑564‑6253 or 514‑982‑7555

Fax: 1‑888‑453‑0330 or 416‑263‑9394

Email: service@computershare.com

Independent directors	Chair of the Board c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com
Executive compensation matters	Chair of the Human Resources Committee c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com

114     Hydro One Limited | 2024 Management Information Circular